FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03055194

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 9, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

(Translation of registrant's name into English)


RECD S.E.C.
APR 1 0 2003

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

INDEX TO EXHIBITS

Item	
1.	Annual Report 2002 for ABN AMRO Holding N.V.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.
(Registrant)



Date: April 9, 2003

By: T. de Swaan
Name: T. de Swaan
Title: Member of the Managing Board



By: J.Ch.L. Kuiper
Name: J.Ch.L. Kuiper
Title: Member of the Managing Board

ABN·AMRO



Annual Report 2002
ABN AMRO Holding N.V.

Profile

ABN AMRO
◦ is a prominent international bank with origins going back to 1824
◦ conducts banking, fund management, insurance and leasing business
◦ ranks eighth in Europe and seventeenth in the world based on tier 1 capital
◦ has over 3,000 branches in 66 countries and territories, a staff of about 105,000 full time equivalents and total assets of EUR 556 billion (as of year-end 2002)
◦ is listed on, among other exchanges, the Euronext Amsterdam, London and New York Stock Exchanges.

Our goal is to create value for our clients. We strictly follow a relationship approach which keeps clients' requirements clearly in focus and provides excellent service through the professionalism and motivation of our employees across the globe. Adhering to the principles of Managing for Value – allocating resources to where they earn the best long-term returns and measuring the results – and exploiting synergies between the bank's businesses maximises economic value for our shareholders. The ABN AMRO Values and Business Principles are the framework within which we conduct all our business.

Leadership in our chosen markets is critical to our long-term success as well. We have three principal client segments: Consumer & Commercial Clients, Wholesale Clients and Private Clients & Asset Management. Within ABN AMRO's organisational structure, these are also core global Strategic Business Units. We strive to maximise the value of each of these businesses and the synergies between them:
◦ Consumer & Commercial Clients – for individuals and small to medium-sized enterprises requiring day-to-day banking. We serve approximately 15 million clients, mainly through ABN AMRO's major presence in three home markets: the US Midwest, the Netherlands and Brazil. The Business Unit New Growth Markets is expanding consumer and commercial operations in selected countries.
◦ Wholesale Clients – for major international corporations and institutions. This is one of the largest Europe-based wholesale banking businesses with around 10,000 clients, 20,200 employees and operations in over 45 countries.
◦ Private Clients & Asset Management – for high net-worth individuals and institutional investors. Rapidly growing, with Assets under Management of EUR 150 billion, Assets under Administration of EUR 96 billion and strong positions in several markets.

The specially shot photos in this Annual Report illustrate some of the essential qualities we believe ABN AMRO brings to serving its stakeholders. The cover photo conveys transparency, precision, clarity of focus. Far from being abstractions or aspirations, such qualities find concrete expression in our actions. The text explores this relationship further.

Annual Report 2002

ABN AMRO Holding N.V.

Contents

Chairman's letter 5

ABN AMRO at a glance 6

Supervisory Board 8
Audit Committee 11
Nomination & Compensation Committee 11

Corporate governance 16

Group strategy 20

Corporate citizenship 22
Sustainable development 22
Community activities 23
Sponsorship 24

Human resources 26

Core businesses 27
Business in brief 28
Consumer & Commercial Clients 30
Wholesale Clients 36
Private Clients & Asset Management 40

Other businesses 44
LeasePlan Corporation (ABN AMRO Lease Holding) 44

Corporate Centre 46

Regulatory capital 47

Risk Management 50

Shareholder information 63
ABN AMRO from 1993 64
ABN AMRO shares 66
ABN AMRO peer group 71

Financial statements 73

Accounting policies 76

Consolidated financial statements 82

Notes to the consolidated financial statements 86

Company financial statements 131

Notes to the company financial statements 132

Major subsidiaries and participations 134

Other information 137

Auditors' report 138

Stipulations of the articles of association with respect to profit appropriation 138

Stipulations of the articles of association with respect to shares 138

Shareholders' equity and net profit under US GAAP 142

ABN AMRO Holding N.V. 145

Organisation of ABN AMRO Bank N.V. 146

Shareholders' Committee 148

Stichting Administratiekantoor ABN AMRO Holding 149

Dutch Central Staff Council 150

Profile for Supervisory Board membership 151

Curricula vitae 154

Glossary 156

Managing Board

From left to right: Rijkman Groenink, Wilco Jiskoot, Hugh Scott-Barrett, Tom de Swaan, Joost Kuiper, Dolf Collee.



Dear Shareholder,

On behalf of the Managing Board, I am writing to you about how your bank performed in 2002.

We delivered a strong performance, even though the global economy was weak. In line with guidance given earlier in the year, revenues were relatively stable at EUR 18,280 million while expenses fell substantially. Consequently, the group operating result improved significantly to EUR 5,457 million – the best in our history. The full year dividend was unchanged at EUR 0.90.

Our provisions for the year were high. Nevertheless, net profit (excluding extraordinary items) of EUR 2,412 million was higher than in the preceding year. Capital ratios also improved, despite depreciation of the Brazilian real and pension-related adjustments. Overall, our performance is testimony to the success of our business model and restructuring, and to the sheer determination of our employees.

Significant corporate failures drew attention to corporate governance and sustainability. One result was the Sarbanes-Oxley Act in the United States. Full compliance with Sarbanes-Oxley entailed minimal changes to our existing corporate governance, which has the necessary checks and balances to reconcile the needs of stakeholders while promoting long-term shareholder value.

Moreover, we plan to change our position under Dutch company law to allow shareholders a greater say in the governance of the company and to strike a better balance between the shareholders, the Supervisory Board and the Managing Board. Likely changes will include how the Supervisory Board and the Managing Board are nominated and appointed, and the abolition of the priority share. We will put the plan to you at the annual shareholders' meeting.

However, we should go beyond rules and structures. It is also essential that we live by our Corporate Values and Business Principles. We have therefore initiated a corporate branding process to ensure that all employees live our values and principles in their daily work and that these are evident to the outside world.

Despite the momentum in our businesses, we believe that given the geo-political uncertainties at this point and the potential impact of these uncertainties on the global economy, a net profit outlook based on economic assumptions only is not very realistic. We, therefore, refrain from giving an outlook for the year at this point in time.

Sincerely,



Rijkman Groenink,
Chairman of the Managing Board

Amsterdam, 14 March 2003

Total revenue

(in millions)


20,000
15,000
10,000
5,000
0
'98 '99 '00 '01 '02

Year	Total revenue
2002	18,280
2001	18,834
2000	18,469
1999	15,527
1998	12,538

Operating result

(in millions)


6,000
5,000
4,000
3,000
2,000
1,000
0
'98 '99 '00 '01 '02

Year	Operating result
2002	5,457
2001	5,063
2000	5,267
1999	4,918
1998	3,834

Revenues 2002 per SBU

(in %)



Operating result 2002 per SBU

(in %)



Revenues 2002	SBU	Operating result 2002
57	C&CC	67
29	WCS	14
8	PC&AM	6
4	AALH	5
2	CC	8

Net provisioning as a % of average risk-weighted assets

	1993	1994	1995	1996	1997	1998	1999	2000	2001	**2002**
Average RWA *(in billions)*	129	134	143	163	193	212	231	255	279	**257**
Net provisioning *(in millions)*	681	681	328	569	547	941	653	617	1,426	**1,695**
Net provisioning as a % of average RWA	0.53	0.51	0.23	0.35	0.28	0.44	0.28	0.24	0.51	**0.66**


Average RWA
(in EUR billion, l.s.)
400
350
300
250
200
150
100
50
0
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0
Net provisioning as a %
of average RWA (r.s.)

Net profit

(in millions)



2002	2,412
2001	2,363
2000	3,097
1999	2,570
1998	1,828

Return on equity

(in %)



2002	22.6
2001	20.5
2000	26.5
1999	23.7
1998	16.9

Earnings per share

(in euros)



2002	1.52
2001	1.53
2000	2.04
1999	1.72
1998	1.23

Market capitalisation

(in billions)



2002	25.5
2001	28.6
2000	37.2
1999	37.4
1998	26.8

Share price movements January 2002-December 2002 *(in euros)*

(MSCI and AEX indices restated on the basis of ABN AMRO Holding N.V. ordinary share price on 2 January 2002)


25
20
15
10
5
0
Jan
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct
Nov
Dec

ABN AMRO Holding N.V.

MSCI European Banking Index

AEX

Supervisory Board

Markets were generally weak throughout 2002 in the absence of a global economic recovery. But ABN AMRO performed solidly both absolutely and relative to its chosen peer group. Revenues were relatively stable and targets for cost reductions were met. A strong performance in parts of the retail and asset gathering business, notably the United States and the Netherlands, underpinned the bank's results. The overall outcome for the year demonstrated once again the success of the restructuring plan and subsequent refinements to it. Above all, however, the credit should go to management and employees, whose dedication and hard work brought about 2002's results.

Financial statements and proposed dividend

This annual report includes the financial statements, which were audited by Ernst & Young Accountants and subsequently adopted by our Board. We propose to shareholders that they approve the 2002 financial statements and discharge the Managing Board and Supervisory Board in respect of their management and supervision respectively. Upon approval of the financial statements and the profit appropriation they specify, ordinary shareholders will receive a dividend of EUR 0.90 per ordinary share of EUR 0.56, each with a stock dividend option. An interim dividend of EUR 0.45 has already been declared, leaving a final dividend of EUR 0.45 per ordinary share. The holders of other classes of shares will receive dividends in accordance with the articles of association as described on page 138.

Composition of the Supervisory Board

With effect from 2 May 2002, Arthur Martinez was appointed to the Supervisory Board for a term of four years. Aarnout Loudon and Antony Burgmans were reappointed to the Supervisory Board for a new term of four years each.

Willem Overmars will step down from the Supervisory Board with effect from the General Meeting of Shareholders on 29 April 2003, having reached 70. Mr Overmars will then have served 12 years on our Board, which is also the maximum permissible term of membership. In his calm way, Mr Overmars has contributed a great deal to our Board's discussions. He did not shy away from persistent questioning based on his great knowledge and experience as a businessman and on his insight into the financial industry generally, and ABN AMRO particularly, which he acquired during his service to the bank.

The board is also very sorry to lose the services of Cees van der Hoeven, who announced in December that he intended to relinquish his duties at the bank and step down after the General Meeting of Shareholders on 29 April 2003. Mr Van der Hoeven made an outstanding contribution to our Board's work, bringing to our deliberations extensive knowledge and experience of the commercial world.

David de Rothschild and Louise Groenman were due to resign by rotation on 29 April 2003, but were reappointed by a resolution of the Supervisory Board meeting of 14 March 2003. At the same meeting of the Board, Marcus Vincius Pratini de Moraes, Paolo Scaroni and Lord Sharman of Redlynch were appointed to our Board with effect from 29 April 2003.

Mr Pratini de Moraes, who is Brazilian, has held a wide variety of positions in the private and the public sectors, has been a consultant to international organisations, and is an expert on trade issues. Mr Scaroni, who is Italian, is Chief Executive of Enel SpA. He brings to the

Board extensive experience of international industry, having served in senior capacities at several major corporations, including Saint Gobain and Pilkington. Lord Sharman, who is British, is an accountant with a distinguished career at KPMG, where he was UK senior partner and Chairman, KPMG International. Lord Sharman will also join the Audit Committee.

The newly appointed members have broad and diverse experience, and we are sure they will make a valuable contribution to our Board.

All the appointments were in accordance with the membership profile updated during 2002. The profile can be found on page 151 of this Annual Report. The Shareholders' Committee and Central Staff Council were informed of the vacancies and discussed the proposed appointments. Both bodies supported the nominations and did not propose alternative candidates.

As a result of these changes, the size of the Board will increase from 11 to 12 members, of whom five are non-Dutch.

Management changes in ABN AMRO

With effect from 15 May 2002, Sergio Lires Rial resigned as a member of the Managing Board with a view to taking up a position outside the bank. We thank him for his contribution to the bank's success over many years in various capacities, latterly as a member of the Executive Committee of Wholesale Clients (WCS).

Following a proposal by the Managing Board, supported by the Nomination & Compensation Committee of the Supervisory Board, our Board agreed that the number of members of the Managing Board should stay at six.

The senior management structure of WCS was reviewed in the light of Mr Rial's departure and of further adjustments to the Strategic Business Unit (SBU). An Executive Committee was established, consisting of the two Managing Board members responsible for WCS, Wilco Jiskoot and Hugh Scott-Barrett, and seven Senior Executive Vice Presidents (SEVPs) in the SBU At Managing Board level, Mr Jiskoot is primarily responsible for the WCS product groups Equities, Financial Markets and Private Equity, alongside his daily involvement with clients and large transactions. Mr Scott-Barrett is primarily responsible for WCS client groups, the product groups Corporate Finance and Working Capital Management, Technology, Operations & Property Services (TOPS) and the implementation of the revised business model.

After discussion of a review of the bank's Asset Gathering operations, it was decided in August 2002 that within the Managing Board Dolf Collee would dedicate himself to leading the work in this field as a logical extension of his responsibilities for New Growth Markets in the Consumer & Commercial Clients SBU (C&CC) and for the Private Clients & Asset Management SBU (PC&AM). As of August 2002, Joost Kuiper is responsible for all three home markets in C&CC (the US Midwest, the Netherlands and Brazil).

The Managing Board consulted the Supervisory Board about the appointment to SEVP of Norman Bobins (C&CC – President & Chief Executive Officer of LaSalle Bank Corporation), Garmt Louw (Corporate Centre – Group Human Resources), Piero Overmars (WCS – Financial Markets), Ron Teerlink (WCS – Chief Operating Officer) and Sam Zavatti (WCS – Financial Institutions & Public Sector).

With the above appointments, organisation changes and retirements taken into account, the number of SEVPs remains at 21, of whom five are non-Dutch.

Full Board activities

The Supervisory Board met on six occasions during the period under review. Five meetings were held at the Head Office of the bank in Amsterdam and one at the bank's premises in Paris. The latter meeting was extended to include a meeting with the management team of the bank in France in order for the Supervisory Board members to understand better the challenges facing the bank's French operations.

All meetings were plenary sessions with the full Managing Board. On one occasion, the Supervisory Board met partly on its own to discuss the composition and functioning of our Board and the Managing Board. On two other occasions, the Supervisory Board met in part with the Chairman of the Managing Board only to discuss the composition, functioning and compensation of the Managing Board.

The Chairman and Vice Chairman of the Supervisory Board prepare the meetings of our Board with the assistance of the Chairman of the Managing Board. Regular agenda items included aspects of the corporate strategy, financial performance, the performance contracts of the SBUs and the consolidated group budget, corporate governance and organisation structure, human resources policy, customer and services strategies and credit and other risks.

The financial performance of the bank is extensively discussed at the Supervisory Board meetings preceding the publication of quarterly or (semi-) annual results. These discussions take place in the presence of employee experts and internal and external auditors. Comprehensive information provided by the Managing Board and reviewed by the Audit Committee with the assistance of internal and external auditors gives the Supervisory Board a good picture of the bank's risks, results, capital and liquidity position, both absolutely and relative to agreed targets and the bank's chosen peer group.

Our Board discusses overall corporate strategy at least once a year and regularly reviews the business strategies for the SBUs' market and client segments, as well as developments in the Product Business Units (BUs). The Supervisory Board concluded that the Managing Board has made substantial progress with the implementation of the bank's new strategy and satisfactorily adjusted during the year to international markets and economic circumstances. As part of the corporate strategy agenda, the Supervisory Board regularly discussed the policy on, and specific proposals for, mergers and acquisitions.

The Managing Board keeps the Supervisory Board regularly informed of intended organisational and senior employees changes in the different businesses of the bank and of human resources matters. At all meetings in 2002, specific attention was paid to the consequences for employees of the reorganisation of the Dutch branch network (the 'No Detours' programme) and the reorganisation of WCS's operations and of the Corporate Finance and Equities businesses in North America.

Corporate governance was discussed on several occasions in the light of global trends and legislation, especially the passing in the US of the Sarbanes-Oxley Act. The Supervisory Board discussed and agreed a number of amendments to the governance rules of the Supervisory Board and its Committees, the Audit Committee and

Nomination & Compensation Committee, taking into account new developments and legislation. Specifically, the term of appointment of Audit Committee members was extended in order further to strengthen the role of the Committee.

The public debate on corporate governance is likely to have implications for the bank. It is anticipated, therefore, that the rules may be updated more frequently in the future.

Audit Committee

The Audit Committee of the Supervisory Board prepared the plenary discussion of the quarterly and annual results, the auditor's management letter, the Managing Board's related comments and the management control process run by Group Audit in cooperation with the external auditors. The Committee, which is appointed by the Supervisory Board, regularly reviews and discusses the overall risk profile (credit risk, market risk, country risk and operational risk), the quality of the loan portfolio and of the bank's large exposures, and provisioning. The Committee regularly reviews the performance of the external auditor and reports its findings and recommendations to the plenary Supervisory Board. In addition, the Committee regularly reviews the bank's critical accounting policies, the internal auditor function, the bank's audit charter and the internal control procedures and mechanisms.

The Committee, which consisted of Mr Loudon (Chairman), Mr Van Veen, Mr Overmars, Mr Van der Hoeven, Mr Kalff and Mrs Maas-de Brouwer as from 2 May 2002, met on five occasions with the Chairman of the Managing Board, the Chief Financial Officer and one or more other members of the Managing Board. Senior officers from Group Finance, Group Risk Management and Group Legal & Compliance attended those parts of the meetings during which relevant matters were under discussion. The external and internal auditors attended parts of the meetings at which the financial statements, auditor's report, audit charter, management letter and management control process were considered.

Following the discussions in the plenary Supervisory Board on corporate governance mentioned above, we agreed that, as of the 2003 General Meeting of Shareholders, the Audit Committee will consist of at least four members who the Supervisory Board appoints from among its members for a term of four years. We will ensure that the members collectively have the experience, financial expertise and independence necessary to supervise the bank's business, financial statements and risk profile.

At its October meeting, the Audit Committee discussed the implications of the Sarbanes-Oxley Act for the bank. All the Act's requirements have been reviewed and the necessary actions by the bank decided upon. The ABN AMRO auditor independence policy was adopted, following a proposal from the Managing Board. The policy covers rules for the appointment and oversight of registered auditors providing audit services to the bank, and compensation for audit and non-audit services.

These and other related issues are discussed at greater length in the chapter on Corporate governance starting on page 16.

Nomination & Compensation Committee

As from 2 May 2002, the Nomination & Compensation Committee consisted of Mr Loudon (Chairman), Mr Van Veen and Mr Burgmans. The Committee met on five occasions in the presence of the SEVP in charge of Group Human Resources, who also acts as secretary to the meetings. The Committee discussed with the Chairman of the Managing Board the composition and the compensation of the Managing Board and the compensation policy for the bank's other top executives. It also prepared proposals to the Supervisory Board.

In preparing these proposals, the Committee obtained the advice of internal and external experts to put together compensation packages which were well balanced and competitive relative to the bank's peers. The proposals for 2002 were in line with the new compensation policy, which came into force at the beginning of 2001. This policy is explained in detail below.

Compensation policy for the Managing Board

The compensation policy for the Managing Board was introduced in early 2001 and has been detailed in the 2000 and 2001 Annual Reports. It targets a median position among leading European financial institutions and an upper quartile position in comparison with other Dutch-parented multinationals. The performance bonus plan has been designed to put strong emphasis on actual performance against demanding targets. In addition, the performance share plan and stock option plan provide for incentives directly related to the long-term success of the bank. The Nomination & Compensation Committee of the Supervisory Board reviews the Managing Board reward programmes at least once a year, taking into account external market data and advice from a specialised senior remuneration consultant.

Base salary

Base salaries are the same for all Managing Board members except the Chairman, to whom a 40% differential applies. Base salaries were not changed in 2002 and will not be changed in 2003. The one non-Dutch Managing Board member will continue to receive a market competitive allowance in addition to the base salary.

Performance bonus

The annual Managing Board bonuses are based on ABN AMRO corporate and SBU quantitative and qualitative performance objectives as proposed by the Nomination & Compensation Committee and approved by the Supervisory Board. Bonuses for the Chairman and the Chief Financial Officer will be based only on delivery against corporate performance objectives. For other members of the Managing Board, the bonus will be based 50% on corporate and 50% on SBU performance. If the quantitative performance objectives are fully met, bonuses will range between 60% and 75% of base salary, with upper limits of 100% for outstanding performance and an absolute maximum of 125%. The Nomination & Compensation Committee may, on the basis of their assessment of an individual's performance against qualitative performance objectives, adjust the bonus outcome upwards or downwards within a range of plus or minus 20% of base salary providing that the maximum of 125% of base salary is not exceeded. The 2002 performance bonuses for Managing Board members have been set on this basis, as detailed in the Financial statements.

Stock options

Stock option grants form an integral part of the Managing Board's compensation. In 2002 Managing Board members received a grant of 80,000 conditional options, whilst the Chairman of the Managing Board received a grant of 112,000 conditional options. These are 10-year options linked to future performance, with a vesting period of three years. The conditions for the options granted in 2002 for the performance period which normally ends at the end of 2004 are:

i) Real economic profit (EP) growth over the performance cycle (the three financial years from that in which the stock option is granted, the starting point being EP in 2001);
ii) Return on equity (ROE) in accordance with Dutch GAAP equal to, or greater than, 12.5% in the financial year preceding that in which the stock option could first be exercised.

If both these criteria are not met in the third year after options are granted, the tests may be applied in up to three subsequent years. If the criteria are not met at all within six years from the date of grant, the options will lapse.

Performance share plan
The performance share plan introduced in 2001 remained in force in 2002 and will continue to form part of the Managing Board's reward package. In 2002, the conditional awards were 70,000 shares for each Managing Board member and 98,000 shares for the Chairman. The number of shares awarded will be subject to the bank's performance during the four-year performance period, defined as the year of grant and the three subsequent years. A second condition is that the recipient is still in group service at the end of the performance period. For the purpose of this plan, the bank's performance is measured in terms of the total return to shareholders (TRS) generated by the bank relative to the TRS generated by the peer group.

The Nomination & Compensation Committee has decided to link the 2002 conditional share award to a revised vesting schedule, whilst maintaining the principle that the full award will be paid if the TRS generated by the bank in the fourth year of the performance period is fifth out of 21 relative to the peer group. There will be a sliding scale ranging from no award if the bank is lower than tenth to 150% of the conditional award if the bank has progressed to the very top of the TRS rankings.

The volume of the stock grants for the 2003-2006 cycle will be equal to the number of shares awarded in 2002.

Other elements of reward for the Managing Board include:
- participation in a pension scheme which combines a defined benefit plan with certain guarantees, and into which the employer pays the premiums. The pensionable salary has been limited to 90% of base salary for Managing Board members. The normal retirement age is 62;
- the use of a company lease car with driver;
- a representation allowance of currently EUR 4,084 net for members and EUR 5,445 net for the Chairman to cover non-reimbursable expenses;
- reimbursement of the cost of adequate security measures for their residence;
- 24-hour personal accident insurance with a fixed covered amount of EUR 1.8 million for members and EUR 2.5 million for the Chairman;
- preferential loans on bank products such as mortgages and loans, and contribution towards private health insurance premiums, all according to the policies which apply to all other ABN AMRO employees in the Netherlands.

Other activities

Members of our Board participated by rotation in seven meetings of the Central Staff Council. Among the issues discussed were the bank's outsourcing policy, security and the covenant between government, employers and unions on sick leave. The meetings were cordial and productive, and our Board greatly appreciated the exchange of views.

Amsterdam, 14 March 2003

Supervisory Board

We are continuously enhancing our corporate governance to ensure the highest standards of transparency and accountability.





Corporate governance

ABN AMRO views corporate governance as the way it conducts relations between shareholders, Supervisory Board, Managing Board and employees. For ABN AMRO, good corporate governance is critical to our strategic goal of creating sustainable long-term value. Sound corporate governance is vital for our stakeholders – shareholders, clients, employees, suppliers and society at large.

"ABN AMRO's corporate governance aims to reflect and address the legitimate aspirations of all stakeholders, while recognising that this must ultimately result in the creation of sustainable long-term economic value."

Rijkman Groenink, Chairman of the Managing Board.

In recent years, corporate governance has taken centre stage in public debate about the nature and behaviour of companies. ABN AMRO has closely followed and participated in national and international initiatives to improve corporate governance. We are committed to implementing these initiatives over and above merely meeting legal obligations because we believe that complying with the requirements of the global business community is in the interests of the bank and its shareholders.

Corporate governance in the Netherlands

The Dutch model of corporate governance, as set out in Sections 152 to 164 inclusive of Book 2 of the Dutch Civil Code, or the 'Large Company Rules', is characterised by a two-tier system of corporate governance, comprising one body composed solely of non-executive directors (the Supervisory Board) and one body composed solely of management (the Managing Board). Each Board must be independent from the other – no overlapping membership is permitted. The Supervisory Board has the legal duty of supervising the conduct and policies of the Managing Board, as well as the company's general affairs. In addition, the Supervisory Board shall assist the Managing Board with advice. In performing their duties, members of the Supervisory Board must consider the interests of the company and its business rather than the interests of any particular stakeholder. Members of the Supervisory Board are not on the company's payroll, but receive an annual remuneration as a member of the board. The Audit Committee and the Nomination & Compensation Committee are sub-committees of the Supervisory Board. The Managing Board makes policy and manages the company day-to-day.

Public debate about the nature and behaviour of companies has paid more attention in recent years to shareholders as stakeholders. New emphasis has been placed on the concept of shareholder value and on measures which will reinforce the involvement and influence of shareholders. The underlying belief is that focusing on sustainable long-term value creation for shareholders also implies a proper balance with, and attention to, the needs of other stakeholders. ABN AMRO has been in the forefront of these developments and in 2000 we announced that we would benchmark our performance in creating shareholder value against that of a published list of peer banks. Major business initiatives and restructurings have been undertaken with this goal in mind.

A government proposal submitted to the Dutch Parliament in January 2002 aims to bring about substantial changes in the Large Company Rules. The new legislation will give shareholders broader powers by increasing the range of managing board decisions that require shareholder approval. The centrepiece of the proposed legislation is the transfer of powers of appointment from supervisory boards to shareholders. However, it is uncertain when and in what form the proposals will be implemented.

Corporate governance in the US

ABN AMRO is a Securities and Exchange Commission registered company with a listing on the New York Stock Exchange. We are therefore subject to US securities laws, including the Sarbanes-Oxley Act which was passed into law in 2002 to restore investor confidence in the wake of several major corporate scandals and collapses. The Act is wide ranging and includes provisions affecting disclosures by public companies and corporate governance.

The integrity of management and auditors is at the heart of the Sarbanes-Oxley Act. The Act requires listed companies to have an audit committee composed of independent directors. It also promotes auditor independence by prohibiting auditors from providing certain non-audit services whilst conducting audits. ABN AMRO's existing oversight and corporate governance practices in many respects fully honour the spirit and requirements of the Sarbanes-Oxley Act reforms. ABN AMRO has long had an Audit Committee in place which it believes is independent and intends, as the Sarbanes-Oxley Act requirements come into force, to maintain this independence.

ABN AMRO's Managing Board is committed to implementing measures which will promote investor confidence and market integrity. In response to the Sarbanes-Oxley Act, ABN AMRO has instituted a Disclosure Committee that formalises the tasks and disciplines already responsible for ensuring the accuracy and completeness of information disclosed to the market. The members of the Disclosure Committee include the Principal Accounting Officer (Chairman), the Head of Group Legal & Compliance, the Head of Investor Relations, the Head of Group Audit, the Head of Group Risk Management Reporting and, as needed, persons from other parts of the company.

We are committed to complying with the law and regulations in all countries in which the bank operates. Upon enactment of new laws and regulations, such as those resulting from the Sarbanes-Oxley Act, the bank will adjust its corporate governance to ensure full compliance.

Shareholders' influence

ABN AMRO Holding N.V. ('the Holding') and ABN AMRO Bank N.V. ('the Bank') are both companies with limited liability incorporated under the laws of the Netherlands and subject to the Dutch Large Company Rules.

ABN AMRO takes the view that it is essential to have a corporate governance structure which is transparent and in accordance with international standards. It will therefore be proposed to the General Meeting of Shareholders on 29 April 2003 that the Articles of Association be amended to enable the Holding to use a legal exemption allowing it to operate outside the Large Company Rules. Under the proposal it is envisaged that the authority to appoint the members of the Supervisory Board and the Managing Board will move from the Supervisory Board to the shareholders. We will propose introducing a system whereby the members of the Supervisory and Managing Boards will be appointed by the shareholders at a general meeting of shareholders subject to a binding nomination of the Supervisory Board. Deviations from the binding nomination will require a specified voting majority of the shareholders.

In line with international developments to enhance shareholder influence, it is our intention that the outstanding priority share be converted into an ordinary share, the class of priority shares be abolished and Stichting Prioriteit ABN AMRO Holding, the foundation which holds the one outstanding priority share, be dissolved. The priority shares confer the right to decide on the size of the Managing and Supervisory Boards and to approve amendment of the Articles of Association. The right to decide the size of the Managing and Supervisory Boards will be transferred to the Supervisory Board. We feel that in a modern system of corporate governance there is no need for this type of share.

Supervisory Board

Candidates recommended for appointment or reappointment on the Supervisory Board should meet the criteria of the profile, which is published on pages 151 to 153 of this annual report. In order to ensure the Supervisory Board's independence, individuals employed by the Holding or an affiliated company cannot be appointed as Supervisory Board members. Supervisory Board members may not represent particular interests. The Chairman of the Supervisory Board should be notified if an interest of a member of the Supervisory Board conflicts with that of the company. At present one former member of the Managing Board serves on the Supervisory Board. The members of the Supervisory Board of ABN AMRO receive a fixed remuneration.

With effect from 2 May 2002, the Supervisory Board of ABN AMRO had 11 members. The board appoints a Chairman and Vice Chairman, and the Audit Committee and the Nomination & Compensation Committee, from among its members. As of the General Meeting of Shareholders on 29 April 2003, the Audit Committee members will be appointed for a period of four years. In its new form, the Audit Committee will consist of at least of four members of the Supervisory Board. The Nomination & Compensation Committee will consist of at least three members of the Supervisory Board. A memorandum on the governance of the Supervisory Board of the Holding, which is under constant review, and the detailed curriculum vitae of its members are available at the company's office. The curriculum vitae of new members of the Supervisory Board are also included in the Holding's Annual Report published in the year of their appointment. The Boards of the Holding and the Bank have the same membership.

Auditor independence is a particularly prominent issue for the Audit Committee of the Supervisory Board. The Committee formally evaluates the independence of the external auditor, measures for controlling the quality of the external auditor's work, and the annual audit budget. The Audit Committee adopted a policy on auditor independence in 2002. This policy, which is available at the company's offices or at the corporate website, governs the appointment, compensation and oversight of registered audit firms assuring the auditor's independence. We have consequently tightened up our procurement rules for contracts with independent audit firms. The external audit firm will be (re-)appointed by the General Meeting of Shareholders for a period of five years on the advice of the Supervisory Board. The Audit Committee of the Supervisory Board must approve engagements with independent audit firms and fees for audit, audit-related and non-audit services. The bank's policy is that external auditors conducting the audit of the financial statements are not permitted to perform certain other services for the bank.

The tasks and responsibilities of the Nomination & Compensation Committee include preparing the selection and nomination of members of the Supervisory and Managing Boards and determining the compensation plans of Managing Board members submitted to the Supervisory Board for approval.

Managing Board

The members of the Managing Board collectively manage the company and are responsible for its performance. They are collectively and individually accountable for all decisions taken by the Managing Board. The management of the SBUs and the Corporate Centre is delegated to Executive Committees. The Executive Committees consist of one or more Managing Board members and one or more SEVPs and EVPs.

The Chairman of the Managing Board leads the Board in its overall management of the company to achieve its performance goals and ambitions. The Chairman is the main point of liaison with the Supervisory Board. The Chief Financial Officer is responsible for supporting the Chairman in managing the company and for the financial affairs of the company.

Corporate governance and integrity

Processes, systems, rules, and procedures designed to promote good corporate governance only tell part of the story. A strong moral code followed by people committed to individual and corporate integrity is the foundation of good corporate governance. ABN AMRO's Corporate Values, introduced by the Managing Board in 1996, and the Business Principles, introduced by the Managing Board in 2001, set out the bank's position. The Corporate Values and Business Principles guide all our employees in their daily work. This is discussed in greater detail in the section on Corporate citizenship on pages 22 to 25.

Group strategy

We strive to provide excellent services and products to our clients, to create a stimulating and rewarding work environment for employees, and to meet the reasonable expectations of other stakeholders and society at large. This is the route to creating value for shareholders. But to maximise value in the long term, value creation must be sustainable, so our Corporate Values and Business Principles are woven into the fabric of the strategy.

The main tool for maximising long-term shareholder value is Managing for Value (MfV). MfV guides managers to where resources can most profitably be allocated by illuminating the EP a particular business line makes. It helps us to deploy to best advantage our core competencies of client relationship management and distribution of financial products and services in our home markets of the US Midwest, the Netherlands and Brazil, and across the bank's international network.

Our central strategic thrust – building further on the group's position as a leading asset gatherer – flows from this confluence of objectives, MfV, core competencies and geographical positioning.

Experience with implementing the strategy over the last two years, combined with market developments in 2002, resulted in refinements during the year. An important development throughout the group has been the increased emphasis on realising synergies within and between SBUs, and between SBUs and the Corporate Centre.

Synergies arise from removing unnecessary overlaps between BUs, more pooling of knowledge and skills and from taking combined initiatives. They cut costs and open the way for new products or marketing initiatives. Examples include outsourcing functions such as IT services, concentrating risk management in the Corporate Centre, and launching new retail banking and asset gathering initiatives.

In C&CC, some of the practical results of the accelerating search for synergies can be seen in the overhaul of our Dutch retail banking business. The aim is to create a state-of-the-art multi-channel client platform and offer clients superior service and advice. The traditional branches have been converted into bankshops and advisory centres, and a growing number of clients are using our internet banking channel. We improved our service to retail clients by introducing an 'open architecture' under which we sell funds from third parties as well as from ABN AMRO.

Our Wholesale franchise has significantly reduced costs and the capital allocated to its loan portfolio. The strategy of greater focus on client and product segments where we have competitive advantages led to the closure of some investment banking businesses, notably in the US, and the formation of two new BUs: Financial Markets (combining Global Financial Markets and Loan Products), and Working Capital Management (based on Global Transaction Services).

Initiatives in 2002 to align WCS more closely with the group's strategy have made the three SBUs more mutually supportive. A small task force has been set up to realise identified synergies between WCS and C&CC/PC&AM. Among these synergies are making fuller use of investment product expertise for retail and private clients, and using corporate and institutional distribution for asset gathering.

We also reviewed the bank's Private Clients business model in the light of our asset gathering strategy and increased the focus on more affluent clients. Our Dutch and French operations were upgraded to provide these more affluent clients with the services they require. The purchase of Delbrück & Co, a prestigious German private bank, reinforced ABN AMRO's position among the world's top ten private banking groups.

In Asset Management, the group's predominantly growth oriented business model had to contend with adverse markets. But the merger of ABN AMRO Asset Management Limited and Artemis Investment Management Limited, a top performing UK firm, and the cooperation agreement to manage the funds of Länsförsäkringar, a leading Swedish insurance group, further bolstered the Asset Management franchise.

We will continue to strengthen our standing as one of the leading European financial institutions. The euro and convergence within the European financial sector are creating fresh opportunities. The US Midwest and Brazil are also indispensable pillars supporting group strategy. Our powerful franchise in the US Midwest has again proved extremely valuable to the performance of the group. The Brazilian business improved its results, although devaluation reduced the profit contribution in euro terms. The group's fast-growing operations in other regions such as Asia show considerable potential.

Our strategy proved its worth during difficult markets in 2002. Weak conditions are also likely to prevail in 2003. But ABN AMRO's long-term strategy is flexible and focused – flexible in the face of uncertain markets and focused on value creation.

Beyond making money

Corporate citizenship

Beyond making money

Developing and implementing good corporate citizenship policies has become an essential part of ABN AMRO's business over the last decade. For us, corporate citizenship is encapsulated in our Corporate Values – Integrity, Respect, Teamwork and Professionalism – which underlie our Business Principles. Putting the Principles into practice depends on constructive dialogue with stakeholders such as clients, employees, shareholders and the communities in which we work. This dialogue recognises that a successful business is a sustainable business, one which creates long-term value by respecting the ethical and ecological dimensions of business life – corporately and personally.

"We take a long-term perspective. Sustainable development is essential to maintain our ability to serve our customers and create value in the long term."

Rijkman Groenink, Chairman of the Managing Board.

"Our commitment to corporate citizenship cannot be separated from the governance of the bank, its reputation and ultimately its standing in financial markets."

Tom de Swaan, member of the Managing Board and Chief Financial Officer.

Sustainable development

A socially responsible private sector is central to promoting sustainable development and good governance. Both are fundamental to ABN AMRO's business and our relationships with our stakeholders. But sustainability is a journey, and in 2002 we extended or launched several initiatives to integrate sustainability more closely into our business:

- We continued to roll out our Corporate Values and Business Principles throughout the bank
- Social initiatives, particularly in our home markets, included: the introduction of the first ethical fund for Latin America and a micro credit scheme designed to stimulate income generation and the reduction of social exclusion in Brazil; helping to make housing affordable in the US; and working with disadvantaged children in the Netherlands
- ABN AMRO is working on its first global sustainability report, which we intend to publish in 2004
- We established an environmental and social risk management unit which, together with other sustainability employees, helps the business lines to analyse more proactively the sustainability of their activities
- A policy for our financing of the forestry and mining sector was successfully launched in close consultation with clients and other stakeholders
- The bank is preparing or considering preparing sustainability policies for all the industrial sectors in which it is involved.

The development of these sector policies is a challenge. It involves continuously striking a balance between sustainability considerations, the interests of our stakeholders and our competitiveness. Success in devising such policies shows that, far from being in conflict, sustainability and competitiveness can – and must – go hand in hand.

As a member of the World Business Council on Sustainable Development (WBCSD), we have, together with the European insurance group Allianz, co-chaired a project in the WBCSD preparing a statement by the CEOs and Chairmen of ten major financial organisations for the World Summit on Sustainable Development, held in Johannesburg. This statement included clear commitments to sustainable development by the institutions involved. The project has gone into its second phase where the members are exploring how to fulfil the commitments.

Community activities

The bank and its employees are deeply involved in a wide range of community activities. The BU Netherlands has a programme under which all its employees are allowed time in office hours to take part in voluntary projects. The theme is 'Youth, Talent and Deprivation'. Projects in 2002 included starting a playground for socially disadvantaged children, coaching children with reading difficulties and helping with a shelter for deprived children.

In Brazil, the 'Escola Brasil' Project aims to reduce drop out rates and improve students' study skills and self-esteem by making school more attractive. ABN AMRO volunteers, supported by sport and education consultants and by the Escola Brasil Institute, which the bank funds, assist in restoring schools, buying sports equipment and training teachers.

Across the US Midwest, bank employees are involved in two main types of community activity. First, we apply our philosophy of leadership in business to grass roots organisations. ABN AMRO employees serve on the boards of more than 450 non-governmental organisations throughout the region. Second, as one of the country's biggest mortgage providers, we also address the long-standing issue of affordable housing in the US. The bank is the leading provider of low-income mortgages in Illinois and Michigan.

Our Business Principles

Our Business Principles, which are based on our Corporate Values (Integrity, Respect, Teamwork and Professionalism), guide all ABN AMRO employees in their daily work.

In summary, the principles are:

- We are the heart of the organisation
- We pursue excellence
- We aim to maximise long-term shareholder value
- We manage risk prudently and professionally
- We strive to provide excellent service
- We build our business on confidentiality
- We assess business partners by their own standards
- We are a responsible institution and a good corporate citizen
- We respect human rights and the environment
- We are accountable for our actions and are open about them.

You can find a full description of the Business Principles at: www.abnamro.com.

Beyond making money

Sponsorship

Culture

Visual arts

ABN AMRO has a long tradition of sponsorship of the visual arts. Recently ABN AMRO in France was the main sponsor of the exhibition 'Manet – Velazquez... La manière espagnole au X1Xème siècle' in the Musée d'Orsay, Paris.

This important exhibition was a co-production with the Metropolitan Museum of Art in New York and the Prado in Madrid. The exhibition, which was seen by more than 450,000 people, focused on the influence that the works of Diego Velazquez had on the paintings of Edouard Manet.

2002 was also the year of the Van Gogh & Gauguin exhibition in Amsterdam at the Van Gogh Museum. Over 740,000 people visited this unique exhibition which told the story of one of the most dramatic episodes of modern art history – their brief collaboration in Arles – through more than 100 pieces by both masters.

ABN AMRO was the main sponsor. Apart from financial support, we put considerable effort into marketing and communications. The publicity attracted a broad audience and 18% of those attending were first-time visitors to the museum. The partnership won ABN AMRO the Dutch Arts Sponsorship Award, the Sponsor Ring.

European Union Youth Orchestra

We are the main sponsors of the twenty-fifth anniversary tour in 2003 of the European Union Youth Orchestra (EUYO). The tour director is the famous maestro Vladimir Ashkenazy.

This orchestra was the brainchild of the International Youth Foundation of Great Britain and was adopted by the European Parliament. Each year it brings together more than 100 young and outstanding musicians from the member countries of the European Union and plays in major cities throughout Europe and the rest of the world. The EUYO has helped to raise funds for scholarships for young musicians and has given fundraising concerts for a number of charities. The diverse, multi-cultural qualities of the EUYO mirror those of ABN AMRO.

Sport

ABN AMRO World Tennis Tournament

In April 2002 ABN AMRO renewed its sponsorship contract with Ahoy' Rotterdam N.V. for the ABN AMRO World Tennis Tournament. We will continue to be the exclusive title sponsor of the tournament up to 2005. This is the longest-running sponsorship on the ATP Tour. We are proud to have presented the ABN AMRO World Tennis Tournament in Rotterdam in February 2003 for the thirtieth year.

Over the past three decades the tournament has evolved into the largest indoor tennis event in the world, attracting the cream of international players. In recent years, it has drawn more than 90,000 visitors annually. The prize money has risen dramatically from USD 70,000 in the early 1970s to USD 900,000 in 2003.

The tournament raises brand awareness worldwide and underlines the international and professional character of our organisation.

AFC Ajax

ABN AMRO has been the official shirt sponsor of AFC Ajax, a leading Dutch soccer club, since 1991. The sponsorship has evolved from primarily creating greater awareness of the then new entity formed by the merger of ABN Bank and AMRO Bank to being more of a relationship marketing tool, a communications vehicle and a promoter of products or services, such as the ABN AMRO Ajax account. This transition occurred mainly during the mid-1990s when Ajax enjoyed considerable success. ABN AMRO continued to sponsor the club when it was less successful and handled Ajax's Initial Public Offering (IPO).

The resurgence in Ajax's fortunes during 2002, winning the Dutch championship and the Dutch cup and progressing to the second round of the Champions League in Europe, has seen a corresponding improvement in relationship marketing and direct commercial and communications benefits.

Human resources

Leadership development

Against a background of long-term changes in the bank, we organised a significant number of Leadership Development activities to support and challenge the Top Executive group. The emphasis was on adjusting performance and expectations in line with group and SBU and BU goals, and to structure dialogue about transition and cultural issues.

"We can only create value for our clients and shareholders if our people are trained and motivated – and that is our responsibility."

Rijkman Groenink, Chairman of the Managing Board.

Members of the Managing Board and other top executives took the lead at these events. The common theme was developing a performance culture – a set of ways of working and attitudes in the bank which flow from measuring progress against tangible targets such as financial outcomes or management milestones. The subjects addressed at the off-sites and at the series of 11 Business Performance Leadership workouts were: group strategy development, Managing for Value, team work, capturing synergies across the organisation, client satisfaction, communication and diversity. These subjects will remain central to Leadership Development activities which aim to position the Top Executives as the faculty for an ambitious programme of leadership engagement events with the much larger next echelon of 1,200 ABN AMRO managers.

People & organisation

We launched a series of projects to complement MfV with enhanced global people processes and standards. As with the Leadership Development work, these initiatives are intended to help instil a performance culture in all parts of the organisation. Building on the structured approach of MfV, each of these projects resulted in the definition of professional standards and processes, combined with transparent assurance mechanisms and management information systems. The key themes addressed were:

- Performance – Setting clear business and personal development objectives at all levels of the organisation
- Reward – Aligning reward with MfV principles and strengthening the link by delivering the necessary performance
- Talent – Enhancing the process to identify, develop and retain top talent
- Recruitment – Defining and communicating our employment brand and improving the processes and standards for attracting, selecting and hiring new talent.

The principle is that successfully implementing the bank's business strategy depends on the motivation of our employees and encouraging and rewarding initiative at all levels in the organisation. Our Human Resources policy recognises that the changes in the bank over the past two or three years caused considerable uncertainty among many employees. A crucial purpose behind these changes, however, is to create more opportunities for employees. ABN AMRO's HR policy aims to help employees take the fullest advantage of the new opportunities.



Core businesses

Business in brief

Key results 2002

(in millions)	2002	2001
Total revenues	**18,280**	18,834
Operating expenses	**12,823**	13,771
Operating result	**5,457**	5,063
Provisions	**1,695**	1,426
Value adjustments to financial fixed assets	**49**	24
Operating profit before taxes	**3,713**	3,613

Net profit (excluding extraordinary results) was slightly higher than in 2001 in spite of record loan loss provisions and tough markets. This favourable outcome exceeded our expectations and reflects the resilience of ABN AMRO's strategy.

The improvement in our efficiency ratio and the decline in risk-weighted assets (RWA) point to a central feature of our strategy: bringing costs down and allocating capital as efficiently as possible. The increased focus during the year on asset gathering reflected our drive to commit capital where it can most benefit the business and stakeholders, as did the strong performance from the North American mortgage business.

These strategic themes will continue through 2003. Work on achieving greater synergies within and between the SBUs, ABN AMRO's core businesses, gathered momentum during the year and the pace will pick up in 2003. Realising these synergies will be important for meeting our goals in the years ahead.

Net profit and assets

The net results for 2002 exceeded our guidance given during the year:

- *Net profit* (excluding extraordinary items) increased by 2.1% to EUR 2,412 million. A higher operating result was largely offset by larger loan loss provisions and taxes.
- *Net earnings per ordinary share* were EUR 1.52 (2001: EUR 1.53) (excluding extraordinary items).
- *Consolidated total assets* decreased from EUR 597.4 billion at year-end 2001 to EUR 556.0 billion at year-end 2002.
- *RWA* declined from EUR 273.4 billion at year-end 2001 to EUR 229.6 billion at year-end 2002.

Consolidated results

Profit and revenue:

- *Operating result* improved by 7.8% to a record high of EUR 5,457 million.
- *Pre-tax profit* improved by 2.8%. US dollar hedging mitigated USD-related exchange rate movements and is reflected in total revenue under results from financial transactions.
- *Operating expenses* (down 6.9%) decreased faster than total revenues (down 2.9%). As a result, the efficiency ratio (operating expenses as a percentage of total revenue) improved from 73.1% in 2001 to 70.1% in 2002.
- *Net interest revenue* fell 2.4% to EUR 9,845 million because of lower average RWA.
- *Net commissions* were down 11.0% to EUR 4,639 million, chiefly because market conditions depressed the volume of securities transactions.
- *Results from financial transactions* fell 4.8% to EUR 1,477 million due to lower results from securities trading.
- *Other revenue* was up 17.2% to EUR 2,319 million because of continued strong

performance by the mortgage origination business and fees from mortgage servicing rights in North America. Revenue from securities and participations, which is included in other revenue, declined by EUR 86 million following the sale of several participations in 2001.

Expenses:

- *Operating expenses* (total staff costs, other administrative expenses and depreciation) were down by 6.9% to EUR 12,823 million. The main reasons were restructuring in our Wholesale business and in the Netherlands, and generally tighter control on costs.
- *Loan loss provisions* increased by 18.9% to EUR 1,695 million in line with the global economic situation and following several large corporate failures during the year. Value adjustments to financial fixed assets increased to EUR 49 million and represent unrealised gains and losses in the value of shares in the bank's investment portfolios.
- *Taxes* increased by 9.5% to EUR 1,093 million. The overall effective tax rate deteriorated from 27.6% in 2001 to 29.4% in 2002. Higher non-deductible losses offset the favourable tax benefit in Brazil.
- *Minority interests* decreased by 17.5% from EUR 252 million to EUR 208 million. Dividend payments on preference shares issued in the US are a major element in these minority interests.

Consumer & Commercial Clients

Consumer & Commercial Clients (C&CC) is the largest SBU in terms of revenues, pre-tax profit and number of clients. The bank's 15 million personal and small and medium-sized enterprise (SME) clients are mainly served by C&CC through our three home markets of the US Midwest, the Netherlands and Brazil.

"We're at the forefront of technology and product development as a multi-channel bank. You can get service any time, anywhere – and the next day we can help you through a different channel."

Joost Kuiper, Managing Board member responsible for all home markets.

"In New Growth Markets, we draw on our global network and expertise to develop exciting opportunities in market segments which play to our strengths and goals in personal banking and asset gathering."

Dolf Collee, Managing Board member responsible for New Growth Markets.

In addition, C&CC strategically holds participations in Capitalia and Banca Antoniana Popolare Veneta in Italy, and Kereskedelmi és Hitelbank in Hungary. Bouwfonds, ABN AMRO's property development and financing subsidiary in the Netherlands, falls into C&CC as well.

Our consumer and commercial banking operations elsewhere in Europe, and in Asia and the Middle East, are managed within the SBU. These operations are grouped together as New Growth Markets (NGM). They include our interests in Saudi Hollandi Bank in Saudi Arabia and Bank of Asia in Thailand.

Results

Reflecting the strength of our retail franchises, C&CC's net profit increased by 21.3% to EUR 2,018 million. The restructuring in the Netherlands and cost control led to a 4.8% decrease in operating expenses to EUR 6,710 million. Revenues rose by 1.8% to EUR 10,382 million compared with 2001, mainly because of North American mortgage origination and related revenues. Weak economic conditions caused loan loss provisioning to increase by 9.9% to EUR 881 million. Taxes increased as a result of higher pre-tax profits, and non-deductible expenses offset the benefit of tax-free profits in Brazil. Largely as a result of a restructuring in the Netherlands, the total number of FTE employees fell by 3.2% to 71,340.

Pre-tax profit went up by 18.6% to EUR 2,783 million. Broken down by BU, pre-tax profits were: North America, EUR 1,734 million (2001: EUR 1,432 million); the Netherlands, EUR 409 million (2001: EUR 284 million); Brazil, EUR 344 million (2001: EUR 437 million); Other, EUR 296 million (2001: EUR 194 million).

Strategy

C&CC plays a central role in ABN AMRO's asset gathering strategy. We are the second largest retail bank in the US Midwest, a market the size of Germany's, and in the Netherlands. We have a strong position in Brazil, one of the major developing economies, and are building our presence elsewhere in Europe and in Asia.

'Home market' means a country in which we have a leading franchise and are native to the market by virtue of operating through well-known local names. For instance,

LaSalle Bank, one of our two banks in the US Midwest, celebrated its seventy-fifth anniversary this year. Experience shows that considerable benefits flow from sharing knowledge between home markets and other parts of the bank. The roll-out of Van Gogh Preferred Banking in Asia and the launch of a new credit card in India are examples.

US Midwest

Our two US banks, LaSalle and Standard Federal, serve 4 million clients and form the second largest bank in the US Midwest. Indeed, ABN AMRO is now the second largest foreign bank in the US. LaSalle, which operates through more than 125 locations and 450 ATMs in Illinois, has over USD 57 billion of assets and USD 32 billion of deposits. Standard Federal, with more than USD 45 billion of assets and about USD 23 billion of deposits, has some 270 branches and 900 ATMS in Michigan and Indiana.

Snapshot of the year

- In the US, ABN AMRO Mortgage Group's mortgage origination was a record again, totalling more than USD 100 billion in loans
- LaSalle introduced Electronic Invoice Presentment and Payment to help clients better schedule payments and cash flow
- ABN AMRO injected its Dutch insurance businesses into a joint venture with Delta Lloyd
- In the Netherlands, the number of clients with access to internet banking doubled to 1 million, about one third of our current account retail clients, offering more choice and superior, more efficient service
- The switchover from old branches to new bankshops and advisory centres is well advanced
- The BU Netherlands launched Mobile Banking, allowing clients to access account information and make transactions over their mobile phones
- Van Gogh Preferred Banking introduced successfully in several Asian markets
- Launch of credit card business in India.

No Detours to better service and higher efficiency

We began a radical overhaul of our Dutch retail business in 2001 with two objectives in mind: improving service to clients and increasing operational efficiency. Called the 'No Detours' programme, the restructuring was completed in 2002.

The key is the multi-channel concept: clients can receive the same products and service through different channels such as a bankshop, call centre or the internet. The restructuring of the branch network continued apace. A total of 95 branches were closed, while 512 were converted into bankshops and 78 into advisory centres. The new format has proved popular and the priority now is to deliver the standard of service clients expect.

At the same time, many clients have migrated from indirect channels to direct channels. By the end of 2002, the internet channel was processing 42% of all SME payment transactions, 35% of all consumer payment transactions and over 50% of all stock transactions (excluding mutual funds). In total, about 15% of all product sales were through channels other than bank premises. ABN AMRO's distribution platform in the Netherlands is now among the most advanced in Europe.

Efficiencies have resulted. Operating expenses fell across the board. About 85% of the employees who opted for the voluntary departure scheme have left the bank. The rest are due to leave in early 2003.

Selected information

(in millions)	2002	2001	2000
Net interest revenue	**6,853**	6,812	6,970
Net commissions	**1,658**	1,852	1,988
Results from financial transactions	**226**	272	266
Other revenue	**1,645**	1,267	802
Total revenue	**10,382**	10,203	10,026
Operating expenses	**6,710**	7,052	6,809
Operating result	**3,672**	3,151	3,217
Provisioning for loan losses	**881**	802	612
Value adjustments to financial fixed assets	**8**	2	
Operating profit before taxes	**2,783**	2,347	2,605
Taxes	**744**	584	700
Minority interests	**21**	99	129
Net profit	**2,018**	1,664	1,776
Total assets	**229,181**	242,796	223,154
Risk-weighted assets	**143,449**	158,141	157,385
Full-time equivalent staff	**71,340**	73,736	75,867
Number of branches and offices	**3,078**	3,161	3,238

Our aim is to develop further this strong position in the Midwest, particularly in the key area of asset gathering, by providing additional and innovative products and services to existing clients and by building the client base. During 2002, ABN AMRO Mortgage Group increased its market share for mortgage origination – selling mortgages – to 4.5%. This places us fifth in the country. We also rank seventh for mortgage servicing.

After initial hesitation by clients, the roll-out of our multi-channel service concept was well received. The concept is that clients can receive the same products and service through different channels such as a bankshop, call centre or the internet. It underlines the importance of combining a sales- and service-driven organisation with professional advice given by dedicated employees. We expect to complete the roll-out in 2003.

Netherlands

The BU Netherlands targets up-scale consumers and mid-size and corporate enterprises. We also serve the mass consumer and small business markets, which are sources of clients and create economies of scale. Our five corporate client units in the Netherlands service about 40% of all Dutch corporate clients and 20% of the public sector.

Brazil

We aim to be among the most efficient and profitable banks in Brazil. As the fifth biggest privately owned bank in the country, with almost 5 million clients, ABN AMRO already has a powerful presence in the one of the world's major developing economies. Our Brazilian network extends to 847 branches, 822 mini-branches and 1,214 stand-alone ATMs, and is growing fast. Further growth will partly come from attracting more profitable clients and increasing our distribution capacity – for example, through our internet banking service.

BU Brazil does not deal separately with corporate and retail clients but caters for them through a single service concept, as with Fiat and General Motors in Brazil where we provide services to both the companies and their employees. Our car finance business is the biggest in Brazil and our consumer finance business removes retailers' credit risks by financing their customers.

New Growth Markets
NGM focuses on the affluent customer segment in Europe and Asia. This segment is particularly attractive because of its high growth potential, sound profitability and its function as a feeder channel for our private banking business. We also serve other segments as far as this increases the appeal of our services to affluent clients.

Bouwfonds
Bouwfonds is ABN AMRO's property development and financing subsidiary in the Netherlands. Net profits rose by 38.0%, a performance which was better than the market average. The company's asset management business, although relatively young, has matured into a major player. From 1 January 2003, the various property development businesses have been bundled up as Bouwfonds Property Development.

Managing wealth in the US

Our Wealth Management group in the US works exclusively with business owners and high net-worth individuals, their families and advisors to preserve and enhance personal assets. Specialists take a team approach, ensuring comprehensive solutions, well-rounded financial advice and access to all disciplines, including *investments, financial planning, insurance* and succession planning.

In 2002, we expanded the range of managed investment offerings available to our clients. Through our newly launched Capital Advisors Program, investors now have access to leading, separate account managers to complement our existing proprietary investment services. In addition, alternative asset management is now available through our Portal Arbitrage Opportunity Fund, a low volatility fund of hedge funds.

We provide our Wealth Management services from separate locations, such as LaSalle Bank's Indianapolis office and Standard Federal's Grand Rapids office, throughout Chicago, its suburbs and Michigan.

Clients can also meet with local bankers in *the Midwest regional commercial banking* offices and obtain assistance personally or for their businesses in commercial and real estate lending, as well as advice on treasury management, asset-based lending, foreign exchange products, public finance, municipal leasing, corporate trust and wealth management. These bankers are specialists in long-term relationship building.

We have reshaped the bank to provide clients with the best service in our history.



Wholesale Clients

Wholesale Clients (WCS) provides corporate and investment banking services to ABN AMRO's corporate, financial and public sector clients across the bank's network. The SBU concentrates particularly on large corporate clients, especially in Europe.

"We are strongly positioned as a European institution with a distinct strategy for developing wholesale business."

Wilco Jiskoot, member of the Managing Board with co-responsibility for WCS.

"Our strategic framework can generate sustainable returns. We can deliver a global capability based on a strong local presence."

Hugh Scott-Barrett, member of the Managing Board with co-responsibility for WCS.

During the year, we announced a number of measures to sharpen our business model and tighten the focus on our clients.

Results

In difficult market conditions, the operating result was EUR 747 million, down 16.2%. Revenues fell by 14.5% to EUR 5,296 million, but we cut operating expenses by 14.2% to EUR 4,549 million, partly because the number of employees (FTEs) declined by 2,185. However, provisions increased sharply by 36.6% to EUR 742 million, chiefly because of the high level of corporate defaults, particularly in the first half of the year. The efficiency ratio ended the year unchanged at 86%. We also drove down the capital used in the business, reducing RWA by 29.4%.

The lower operating result, while disappointing in itself, was less than that experienced by some of our peer group. This relative success owed much to our broad mix of clients and products and to WCS generating about half of its revenues from flow products, a higher proportion than most banks in our peer group. Flow products – such as treasury, money market, credit, cash management, trade advisory, custody, clearing and execution – yield reliable earnings and are less affected by market conditions.

By contrast, equity – and to a lesser extent corporate finance – activities did suffer. However, there were several large transactions in the second half of the year such as those for Aegon and Vector, the IPO of Malaysian telecommunications company Maxis (awarded Best Equity Deal and Best IPO of the year by *FinanceAsia* magazine), the merger of Logica and CMG to form Logica CMG, a global IT consultancy, and the management buy-out of Ontex, a major manufacturer of private label hygienic disposables, financed by Candover, a leading provider of equity for large European buyouts. Financial Institutions did well, although Technology, Media and Telecoms revenues were lower.

Cost cutting was a constant theme, the aim being to bring our cost base into line with our reduced revenue expectations and position WCS for improved results in 2003 and beyond. In March we refocused our US operations on clients and products where the bank has competitive advantage and can earn attractive returns. The US domestic cash equities and mergers and acquisitions businesses were closed, allowing the Equities and Corporate Finance BUs to concentrate on strengthening their European and Asian (including Australasian) activities. Further savings in Equities and Corporate

Finance were made in the second half of the year.

All our BUs also moved further towards a global hub and spoke model, with centralised and regionalised operations and execution supporting local product and service delivery.

The TOPS, Finance and Human Resources BUs were combined to create a WCS Services organisation. TOPS successfully hit its cost reduction targets, announced in 2000. It also agreed to outsource some WCS technology activities and applications development in the main markets where WCS operates to Electronic Data Systems, a global information technology services company.

Snapshot of the year

- Good year for treasury and foreign exchange business, but difficult for capital markets-related areas except for securitisation
- TOPS cost reduction programmes completed. Outsourcing negotiations well advanced and agreement reached in 2003
- Anglo Irish Bank, Bear Stearns and Deutsche Postbank signed up as ABN AMRO clients for Continuous Linked Settlement (CLS)
- ABN AMRO Rothschild Sole Global Coordinator and Joint Bookrunner for the USD 803 million IPO for Maxis, the Malaysian telecommunications company. It was the biggest Malaysian IPO since 1995 and completed more than a year's assistance to Maxis, providing debt, equity and advisory solutions
- Taking on a major part of overall cash and liquidity management, covering European liquidity management, bulk disbursements and some of the US domestic collections business, for Whirlpool, the world's leading manufacturer and marketer of large home appliances.

Breaking ground for Aegon

In September ABN AMRO demonstrated its ability to tailor deals by completing a groundbreaking transaction for Dutch insurance group Aegon and Aegon Association. The deal injected low-cost capital, while protecting the credit rating and existing shareholders.

The goals were to lower the indebtedness of Aegon's principal shareholder, Aegon Association (which previously held 37% of Aegon's shares), reduce the Association's shareholding in Aegon, and expand Aegon's capital base without diluting existing equity.

Using an innovative offer structure, ABN AMRO Rothschild executed an accelerated secondary offering of 350 million of the Association's shares in Aegon. The transaction raised EUR 3.5 billion, or 24.4% of Aegon's common shares outstanding. The transaction ranked as the year's largest European equity offering, the year's biggest secondary offering worldwide, and largest ever secondary offering in the insurance sector.

The global offering had two parts, which had to move in parallel and end almost simultaneously: 143.6 million shares were sold directly by the Association outside the US; and the remaining 206.4 million shares (59% of the global offering) were purchased by Aegon and sold in a US-registered international offering for US distribution.

ABN AMRO was also sole Mandated Lead Arranger and Underwriter of a EUR 2 billion Syndicated Repo Facility and a EUR 1.2 billion Syndicated Back-up Facility.

Selected information

(in millions)	2002	2001	2000
Net interest revenue	**2,115**	2,378	1,683
Net commissions	**1,866**	2,220	2,819
Results from financial transactions	**1,092**	1,322	1,456
Other revenue	**223**	273	436
Total revenue	5,296	6,193	6,394
Operating expenses	**4,549**	5,302	5,175
Operating result	747	891	1,219
Provisioning for loan losses	**742**	543	148
Value adjustments to financial fixed assets	**4**	20	(43)
Operating profit before taxes	1	328	1,114
Taxes	**78**	124	285
Extraordinary results after taxes	**(205)**		
Minority interests	**12**	17	19
Net profit	(294)	187	810
Total assets	**238,703**	294,711	269,665
Risk-weighted assets	**67,236**	95,171	88,451
Full-time equivalent staff	**20,238**	22,423	23,003
Number of branches and offices	**122**	173	274

Lining up a power takeover in New Zealand

ABN AMRO was the sole advisor to Vector Limited, New Zealand's second largest electricity company, in its complex bid to take over a bigger rival, UnitedNetworks Limited (UNL). The takeover succeeded despite competition from larger foreign competitors.

As part of its bid, Vector bought 70.2% of UNL from its US parent Aquila Inc, valuing the company at NZD 1.5 billion. Corporate Finance provided full advisory services to Vector both in the deal with Aquila and in the follow-on offer for the rest of UNL shares.

It also arranged the divestment of NZD 1 billion in UNL assets through pre-bid agreements with two local New Zealand electricity distribution companies. ABN AMRO Rothschild underwrote NZD 300 million of a NZD 350 million capital bond to finance part of the acquisition.

In addition, ABN AMRO was joint lead in a consortium of banks providing NZD 2.9 billion of acquisition and refinancing facilities. ABN AMRO Craigs, our New Zealand retail broking arm, was the largest distributor of the bond issue. We also provided brokerage services for the on-market purchase of approximately NZD 71 million worth of UNL shares.

The deal cemented ABN AMRO's leading position in New Zealand's M&A league tables. In equity capital markets, ABN AMRO was responsible for more than 40% of all primary issuance on the New Zealand Stock Exchange in 2002.

Strategy

Our strategy has evolved with market developments, but the template drawn up in 2001 is unchanged: WCS is a client-led, integrated wholesale unit with a European emphasis.

Our target clients are typically large companies in countries or regions where we have a strong presence, particularly leading local companies with cross-border requirements. We aim to be a top five provider for these clients in the selected global sectors served by our Client Coverage BUs.

Being integrated means the client and product BUs are structured to meet clients' needs seamlessly across industry sectors and products. WCS offers these clients a range of corporate and investment banking services.

The European emphasis stems from a critical mass of European clients, coverage and execution. One of our distinctive strengths, however, is providing global cross-border services to these clients through ABN AMRO's international network and global execution capability and capacity.

Keeping close to the clients is key to carrying out the strategy. Responding to their needs and taking account of changing markets, we refined our business model. The new Client and Product BUs and their main activities are listed in the panel.

Special awards of units are made to selected eligible WCS employees as part of the ABN AMRO Key Employee Equity Programme. The base value of each unit is invested, a minimum of 50% being put into ordinary shares of ABN AMRO. These shares vest on the second anniversary date and third anniversary date after the award was made. ABN AMRO arranges for the underlying shares to support these contingent obligations to be purchased in the year the award is made. The total number of shares purchased in any one year is less than 1% of ABN AMRO's issued share capital.

WCS Client and Product BUs

Clients

- Financial Institutions & Public Sector (FIPS)
- Telecom, Media, Technology & Healthcare (TMTH)
- Consumer
- Integrated Energy (IE)
- Country Coverage (CC) (including Automotive and Diversified Industries; supports coverage of sector clients in a country and is responsible for managing local clients).

Products

- Financial Markets (FM) *(treasury, foreign exchange, fixed income, debt capital markets, structured lending, risk advisory, corporate and sovereign lending)*
- Working Capital Management (WCM) *(integrated working capital management, cash management, clearing and execution, trade services, custody)*
- Equities *(sales, trading and research)*
- Corporate Finance *(mergers and acquisitions, advisory, equity capital markets through ABN AMRO Rothschild)*
- Private Equity *(management buyouts, leveraged buyouts).*

Private Clients & Asset Management

The Private Clients & Asset Management SBU (PC&AM) consists of the BU Private Clients and the BU Asset Management. Private Clients offers private banking services to wealthy clients. Asset Management provides mutual funds and trust services, and handles investment mandates.

"We're the first bank to develop a European private banking network of strong local brands which combines knowledge on a European scale."

Dolf Collee, member of the Managing Board responsible for PC&AM.

"Asset gathering for us is based on the client relationship. By developing synergies we can seamlessly provide a wide range of products and services which meet our clients' complex and evolving needs."

Rijkman Groenink, Chairman of the Managing Board.

Private Clients ranks among the world's top 10, with EUR 96 billion of assets under administration (AUA). In the Netherlands, we have EUR 37 billion AUA and are the clear market leader. ABN AMRO is also a leading foreign private bank in France, where we operate through wholly owned local brands, Banque NSMD and Banque OBC, and we have strong positions in Luxembourg, Miami, Singapore and Switzerland. ABN AMRO has very strict policies on client identity and the source of funds.

Asset Management offers first class investment products based on a consistent investment process and using an active, growth management style. We are a major, global asset manager with EUR 150 billion assets under management (AUM) and a local presence in 30 countries. ABN AMRO Trust provides professional management and trust services to a global client base, applying very high compliance and risk management standards.

Results

Depressed and uncertain markets dampened down clients' activities, but PC&AM's revenues held steady with a 0.3% increase to EUR 1,423 million. While Private Clients' revenues increased by 5.7% to EUR 894 million, Asset Management saw a 7.7% decline to EUR 529 million.

The relative resilience of these results, however, showed that measures taken during the year to cut costs bore fruit. Operating expenses for the whole of PC&AM were 3.7% lower at EUR 1,094 million. The expenses decrease in Asset Management was 11.0% to EUR 421 million. Private Clients expenses rose by only 1.5% to EUR 673 million.

Strategy

PC&AM aims to take full advantage of the expected increase in demand for wealth creation services, especially in Europe. With the clear purpose of attracting, preserving and growing clients' assets, PC&AM is a cornerstone of ABN AMRO's asset gathering strategy.

Private Clients

The BU Private Clients focuses on wealthy individuals and families with investible assets of at least EUR 1 million. Our Private Banking offering is closely linked to C&CC's business. Clients may move from the higher end of the consumer business to Private Clients, and on the commercial business side many SMEs are owned by potential private banking customers.

The requirements of private banking clients are growing, notably for advice. We are increasingly bringing together the knowledge and products available within ABN AMRO to provide the extra service that clients want. Furthermore, we have created an open architecture, which means that we also offer products from other financial institutions.

ABN AMRO's private banking strategy for Europe is to use our own name where it is sufficiently recognised or to operate through reputable local names. A prime example is Delbrück & Co, the German private bank we bought in 2002. ABN AMRO aims to create a leading private banking position in Germany under the Delbrück label by integrating the acquired business with ABN AMRO Private Clients in Germany.

Asset Management

The BU Asset Management handles investment mandates and offers funds in all asset classes and regions. We target two main client groups: financial intermediaries and institutional clients. Financial intermediaries are ABN AMRO's own distribution channels, third party distributors and asset consultants.

C&CC and Private Clients are the most important distribution channel for the sale of ABN AMRO Asset Management's mutual

Snapshot of the year

- Acquisition of Delbrück & Co in Germany
- Launch of our domestic private banking business in Belgium and in India
- Opening of dedicated private banking branches in the Netherlands
- Cooperation agreement with Länsförsäkringar of Sweden
- Full integration of Alleghany Asset Management – acquired in 2001 – into our US asset management organisation
- Creation of Head of Mutual Funds function, appointment to take effect in 2003, to reflect increasing importance of fund sales
- Launch of Guaranteed Global Fund and FX Guaranteed Fund
- Completed merger with Artemis in the United Kingdom.

Bringing the best of both worlds to private banking

Delbrück & Co is one of the oldest banks in Germany, with almost 300 years of history and representation in Aachen, Berlin, Cologne, Frankfurt, Hamburg and Munich. It has more than 7,500 wealthy clients. ABN AMRO's acquisition of Delbrück in November provided us with a platform for growth in one of Europe's largest private banking markets. Long tradition, a strong brand name and excellent employees make Delbrück a perfect fit with our private banking portfolio.

The distinguishing feature of ABN AMRO's approach to private banking is that we nourish local names while giving them the support of a strong international institution. Clients and the banks benefit from the best of both worlds.

Banque NSMD and Banque OBC in France bear witness to the policy. In the Netherlands, we operate through Nachenius alongside our ABN AMRO Private Banking business. Alfred Berg in Scandinavia is also part of this pattern. Delbrück is the most recent private banking business added in line with this policy.

Selected information

(in millions)	2002	2001	2000
Net interest revenue	369	330	393
Net commissions	932	983	920
Results from financial transactions	42	43	23
Other revenue	80	63	115
Total revenue	1,423	1,419	1,451
Operating expenses	1,094	1,136	992
Operating result	329	283	459
Provisioning for loan losses	13	13	1
Value adjustments to financial fixed assets	1		
Operating profit before taxes	315	270	458
Taxes	96	84	138
Minority interests	2	3	25
Net profit	217	183	295
Total assets	17,000	16,653	15,887
Risk-weighted assets	6,751	6,529	5,942
Full-time equivalent staff	6,179	5,879	5,275
Number of branches and offices	84	116	100

Local presence and global network wins Swedish mandate

In June ABN AMRO Asset Management (AAAM) took on the management of the global investment portfolio of Länsförsäkringar (LF), the Swedish insurance group. LF has about 600,000 life insurance clients and 200,000 investment fund clients in Sweden.

AAAM is the only global asset manager with a strong local presence in Sweden, through Alfred Berg Asset Management, and this proved attractive to LF. ABN AMRO agreed to pay LF EUR 140 million to manage the LF portfolio over 10 years in return for a fixed fee and a variable performance-related fee. By adding EUR 13 billion to our assets under management, the agreement gives AAAM advantages of scale.

The LF mandate is managed in sub-portfolios by our portfolio management centres around the world. Risk management, currency overlay and tactical asset allocation decisions are done centrally in London.

Additionally, the agreement offers AAAM the opportunity to sell mutual funds to LF retail customers through LF's open architecture platform. The arrangement exemplifies our mutual fund strategy in Europe.

funds. In addition, WCS opens up opportunities for discretionary portfolio management, underlining the scope for synergies across the bank.

Asset Management's aim is to increase its sale of mutual funds in Europe, where considerable long-term growth is anticipated in an already large market. Other ABN AMRO units, along with Asset Management, have also traditionally been strong in Europe. This forms a good basis for further exploiting synergies. The expansion of the asset management business will be carefully modulated.

The merger of our UK mutual fund business with Artemis, a well-respected British fund manager, and the partnership with Länsförsäkringar of Sweden, illustrated the approach.

LeasePlan Corporation

Selected information

(in millions)	2002	2001	2000
Net interest revenue	**265**	243	212
Net commissions	**184**	177	153
Other revenue	**344**	350	263
Total revenue	**793**	770	628
Operating expenses	**543**	521	426
Operating result	**250**	249	202
Provisioning for loan losses	**18**	22	53
Operating profit before taxes	**232**	227	149
Taxes	**52**	61	38
Minority interests			2
Net profit	**180**	166	109
Total assets	**10,575**	10,491	9,384
Risk-weighted assets	**10,150**	10,016	9,102
Vehicles under management [1]	**1,089**	1,107	1,211
Full-time equivalent staff	**7,378**	7,306	7,070
Number of branches and offices	**130**	103	47
Ratios			
Efficiency ratio in %	**68.5**	67.7	67.8%
Return on equity	**22.3**	25.3	22.1%
Tier 1 ratio	**9.3**	7.8	7.4%
Total capital ratio	**11.7**	10.2	10.0%

1 *Excludes the vehicles managed by QEK Global Solutions and part of the fleet served by the former Consolidated Service Corporation. This number was approximately 160,000 at year-end 2002 (2001: approximately 200,000).*

ABN AMRO Lease Holding N.V. (AALH) changed its name to LeasePlan Corporation N.V. in February 2003. LeasePlan Corporation is the European market leader in operational car leasing and one of the world's main players in the fleet management market. It operates in 26 countries inside and outside Europe.

LeasePlan Corporation reported a net profit of EUR 180 million, an increase of 8.4% over 2001. The improvement came in spite of the economic downturn, which particularly affected mature fleet management markets, slower growth of the lease contract portfolio, and reorganisation costs of around EUR 7 million for QEK Global Solutions in the United Kingdom. QEK provides vehicle lifecycle asset management services to the automotive industry.

The contracted lease portfolio reached EUR 9.6 billion (2001: EUR 9.5 billion). Total revenues increased by 3.0% to EUR 793 million (2001: EUR 770 million). Operating expenses rose by 4.2% to EUR 543 million (2001: EUR 521 million) and the efficiency ratio came to 68.5% (2001: 67.7%). Pre-tax profit grew by 2.5% to EUR 232 million (2001: EUR 227 million).

Consolidated total assets amounted to EUR 10.6 billion at year-end 2002.

Within the LeasePlan companies, the value of lease contracts grew to EUR 9.5 billion. The integration of the three Dutch lease companies is proceeding according to plan. LeasePlan Corporation developed satisfactorily in most of the countries in which it operates. International contracts signed through the intermediation of LeasePlan International grew vigorously, indicating the strong internationalisation of the market and LeasePlan Corporation's leading position in it.

Carvantis, established in 2002 in France, offers car leasing to private customers and is still in the start-up phase. QEK's disappointing results led to a strategic reorientation. It was decided to restrict QEK's activities in this competitive market to providing services to car manufacturers.

The name change to LeasePlan Corporation marks the final phase of a transformation over the past few years which aligned the organisation and its product range with the needs of the fleet management market and automotive industry. The company has changed from a financial services provider to a financial group offering a broad palette of automotive services. Changing the name reconfirms our strategy of positioning the company as a leader in the automotive services industry, with a distinct identity. LeasePlan Corporation is well placed to benefit, and to ensure that its customers also benefit, from changes to the vehicle distributors' block exemption from European Union competition regulations.

More detailed information is available in the annual report of LeasePlan Corporation and at its website www.leaseplancorp.com.

Corporate Centre

Corporate Centre collaborates with the SBUs and BUs in maximising client and shareholder value. It delivers and supports common services across the ABN AMRO group. The basic functions of the Corporate Centre are: *governance*, which is facilitating the implementation of Managing Board policy throughout the bank; *standard and policy setting*, which is setting the parameters within which the BUs work; and *providing or coordinating shared services.*

"It's a much more transparent organisation. We can see more clearly where group and SBU synergies lie."

Tom de Swaan, member of the Managing Board and Chief Financial Officer.

Strategy

A central purpose of Corporate Centre is to assist the Managing Board in embedding MfV throughout the bank. During 2002, a key element in this process was strengthening synergies between SBUs.

A new governance structure for group operations was introduced to make further cost savings. Corporate Centre now either provides shared services, such as real estate management, or coordinates how the SBUs carry out functions such as procurement. Corporate Centre was closely involved in outsourcing IT operations in WCS.

Cross-SBU synergies were also exploited in risk management and internal audit. These activities, previously carried out in the SBUs, were integrated with risk management and internal audit in Corporate Centre. The initiatives cut costs and ensure that the commercial lines of business are as independent and efficient as possible.

Corporate Centre group functions

- Corporate Development: advises the Managing Board on mergers and acquisitions, strategically manages the portfolio of Group businesses
- Corporate Communications: external and internal communications, enhancing the bank's reputation, Investor Relations
- Group Audit: assesses and advises on internal controls through independent audits, liaison with external auditors
- Group Finance: advises the Managing Board on MfV, monitors financial position, reports to regulators and shareholders
- Group Risk Management: high level risk policy, approves risk exposures, manages inter-SBU risk and daily risk for WCS
- Group Operations: operations strategy, executes group operations functions, optimises operations, handles operations investments
- European Union Affairs: represents ABN AMRO through the EU Liaison Office, links payments and securities industry developments with group strategy
- Group Human Resources: advises the Managing Board on people aspects of strategy, executive and leadership development, HR frameworks for SBUs
- Group Legal & Compliance: standards, policies and guidelines for legal and compliance, corporate legal affairs, legal services to the SBUs, meets requirments of national and supranational regulators and supervisors
- Economics Department: policy and strategy research, contributes to the bank's risk management, economic and sectoral information, analyses and forecasts.

Regulatory capital

Group capital at year-end 2002 was EUR 30,124 million, a decrease of EUR 3,883 million or 11.4% compared with 2001.

Shareholders' equity

A EUR 1,006 million or 8.5% decline was mainly due to translation changes on investments in operations abroad, an adjustment to account for the change in pension accounting and a goodwill charge offset by retained net profits. Foreign currency exchange rate differences totalled EUR 1,622 million, of which the depreciation of the USD and Brazilian Real led to translation losses of EUR 176 million and EUR 1,142 million respectively. The effect of the change in accounting for pension plans was EUR 430 million. Reserves were adjusted to allow for an EUR 374 million charge for the shortfall in pension plan assets. Total goodwill of EUR 201 million was deducted from reserves for acquisitions, including Delbrück & Co and Banca Antoniana Popolare Veneta, among others, and for the dilution of our participation in Capitalia caused by Capitalia's share issue. Following distribution of the final 2002 dividend, the full year addition to the general reserve from net profit will equal EUR 1,573 million.

The number of ordinary shares issued increased by 49.0 million while the total number outstanding rose by 50.1 million to 1,585.6 million, of which 44.4 million were related to stock dividends at an average price of EUR 17.96. The 2001 final dividend resulted in 56% of shareholders choosing the stock dividend, for which 19.3 million shares were issued at EUR 20.25 each. After the 2002 interim dividend was declared, 58% of shareholders chose the stock dividend, leading to 25.1 million shares being issued at EUR 16.20 each. Staff options exercised resulted in 5.1 million additional shares, of which 4.0 million were new shares at an average price of EUR 16.21 and 1.1 million shares were issued from repurchased shares at an average price of EUR 16.72. Lastly, 0.2 million preference shares were converted into 0.6 million ordinary shares for an extra payment of EUR 0.5 million.

Minority interests

The decrease of EUR 746 million was mainly due to foreign currency exchange rate changes of EUR 732 million.

Fund for general banking risks

Foreign currency exchange rate changes are the cause of the EUR 126 million fall.

Subordinated debt

Subordinated capital dropped by EUR 2,005 million to EUR 14,278 million. Redemptions, net of issuances, totalled EUR 705 million for the ordinary subordinated loans and EUR 145 million for the preference shares qualifying as subordinated debt. Lower foreign exchange rates reduced total debt by an additional EUR 1,206 million.

Required capital and ratios

ABN AMRO applies capital adequacy ratios based on the Bank for International Settlements' (BIS) guidelines and Dutch Central Bank directives. These ratios compare our bank's capital with its assets and off-balance sheet exposure weighted according to relative risk. Capital is also set aside for market risk associated with our bank's trading activities. The minimum tier 1 ratio is 4% and the minimum total capital ratio is 8%. ABN AMRO comfortably meets these standards with a tier 1 ratio of 7.48% and a BIS total capital ratio of 11.54% as at 31 December 2002.

The total capital base fell by 11.1% in 2002. RWA amounted to EUR 229.6 billion at year-end 2002, a decline of EUR 43.8 billion from the end of the previous year. Securitisation programmes in 2002 totalled EUR 2.3 billion.

We nurture our rich diversity of people, cultures and professional backgrounds as a fertile source of synergy and value for meeting stakeholders' needs.





Risk management


Risk governance organisational structure
Supervisiory Board
Managing Board
Group ALCO
- Credit risk
- Market risk
- Country risk
- Operational risk
- Interest Rate risk
- Currency risk
- Liquidity risk
Risk oversight
Risk policy
Risk management

Risk management framework

Comprehensive risk management, be it credit, country, market, operational risk, interest, currency or liquidity risk is a core competency of ABN AMRO. We take a prudent and conservative approach to risk which is fully aligned with our long-term strategy. This approach to risk is underpinned by a strong professionalism and a risk function which is independent of the commercial lines of business.

The risk framework combines centralised policy setting with broad oversight, supported by risk execution and monitoring in the bank's network, and provides management with the ability to oversee effectively the bank's large and highly diversified portfolio.

ABN AMRO's risk management systems are designed to identify and analyse risks at an early stage; to set and monitor prudent limits; and continuously to learn and evolve in a volatile and rapidly changing environment. In this way, ABN AMRO risk management adds value for our shareholders.

Risk governance organisational structure

The Managing Board establishes the strategic risk philosophy and policies for ABN AMRO under the supervision of the Supervisory Board. The Supervisory Board, as part of its oversight responsibilities, regularly monitors the risk of the bank's portfolio. Responsibility for the overall implementation of risk policy lies with the Chief Financial Officer, who is a member of the Managing Board.

Risk is managed through two principal directorates: Group Risk Management (GRM) and Group Asset and Liability Management (GALM). GRM is responsible for the management of credit, country, market and operational risks and is also responsible for leading the assessment of the impact of the New Capital Accord (Basel II) and for preparing the bank for its implementation. GALM protects the earnings and capital position of the bank from adverse interest rate and currency movements as well as managing the group's longer-term liquidity profile. Overnight liquidity or cash management is done by the Treasury department in WCS.

Group Risk Management

The Group Risk Committee (GRC), whose voting members are drawn mainly from GRM, is the highest committee on policy and exposure approval for credit, country and market risk.

GRC's main responsibilities are to:

- Determine the risk policies, procedures and methodologies for measuring and monitoring risk
- Set delegated credit authorities for lower committees and authorised individuals within GRM, C&CC and PC&AM
- Approve credit, market and operational risk associated with new products

◦ Approve risk transactions larger than the delegated authorities of lower committees
◦ Set the overall value-at-risk (VaR) for the bank's trading products globally
◦ Oversee the bank's overall portfolio for WCS, C&CC and PC&AM.

The credit risk organisations of C&CC and PC&AM have a local focus and are overseen by GRM. The WCS risk function is now integrated into GRM. Market risk and operational risk are separate risk functions within GRM. Country risk officers are part of GRM and provide local oversight.

The main responsibilities of C&CC, PC&AM and GRM are:
◦ Overseeing all credit, market and regulatory matters and ensuring compliance with local laws
◦ Approving risk transactions within delegated limits or advising on credits which exceed such authority
◦ Implementing review and control policies on all risk portfolios
◦ Establishing and maintaining operational risk control discipline
◦ Ensuring compliance with ABN AMRO's Values and Business Principles.

Basel framework and status

In January 2001, the Basel Committee on Banking Supervision (BCBS) published its second Consultative Document reviewing the Basel Accord of 1988. The European Commission also published a new draft Directive. In 2002, the BCBS delayed publication of the New Capital Accord to the end of 2003, simultaneously delaying its implementation until 2006. The current and new accord will run in parallel for a period.

The BCBS launched a 3rd Quantitative Impact Survey (QIS3) in October 2002, which incorporates potential changes to the 2nd Consultative Document, in line with some industry recommendations. The BCBS will finalise the Accord partly on the basis of the results of QIS3. ABN AMRO participated in the survey as part of its close involvement in the consultations on the New Capital Accord.

ABN AMRO supports the increased risk-sensitive nature of the proposed New Capital Accord. The resulting regulatory framework will be much more detailed and complex, with associated costs to the industry. We note that national supervisors may apply rules at their discretion to tailor the Accord more closely to local circumstances. A balance will therefore need to be found between the appropriate risk sensitivity, a level international playing field and the regulatory burden.

Although the capital adequacy proposals of the Basel Committee are not yet final, implementation requires significant effort. We have set up a project group to work on the implementation of the coming capital adequacy regulations on an Internal Rating Based basis for credit risk and Advanced Measurement Approach for operational risk.

Credit risk

The main principles and processes for credit risk are:
◦ All commercial activities which commit the bank to engage in risk sensitive transactions require prior approval by authorised individuals or committees
◦ The Managing Board delegates approval authorities to GRM and further down to the SBUs
◦ Decision authority is based on (1) Global One Obligor Exposure (GOOE), which combines all direct and contingent credit limits to a given relationship globally, and (2) the Uniform Counterparty Rating system

Total net loans with 2002 SBU breakdown
(in billions)

	Total 2002	C&CC	WCS	PC&AM/CC/ALH	2001	2000
Public sector	**7.4**	1.2	5.0	1.2	14.1	15.0
Private sector	**247.2**	172.5	52.1	22.6	260.2	245.5
Total net loans*	**254.6**	173.7	57.1	23.8	274.3	260.5

* *Excludes professional securities transactions.*

(UCR), which is the risk rating of the individual counterparty
- Within delegated approval limits, the BUs are independent and responsible for managing all business activities.

Risk Management Tools

Credit Rating System

ABN AMRO has developed the UCR as an important pillar of its decision making and portfolio management processes. UCRs are assigned by risk officers or risk committees which are independent of the commercial departments.

The UCR is important for:
- Defining the appropriate credit authority for approvals on a risk-based matrix and setting the frequency of reviews
- Identifying general trends in the quality of the bank's credit portfolios and consequent adjustment to credit strategies
- Generating key data for Risk Adjusted Return on Capital (RAROC), economic capital and expected loss calculations.

The assignment of UCRs is based on clear rating instructions and benchmarks.
ABN AMRO has developed rating tools to help with determining UCRs. Rating tools are available for corporate clients worldwide, SMEs in the Netherlands and Brazil, project finance, banks and insurance companies. The systems for these UCRs were developed to ensure a consistent and homogeneous global credit process.

RAROC and Loan Pricing Tools

To enhance its credit portfolio management capabilities, ABN AMRO applies an internally developed multi-factor RAROC model and a Loan Pricing Tool to evaluate all transactions within the ABN AMRO portfolios. Transactions are essentially evaluated on the basis of return on economic capital, the expected loss, UCR, tenor, collateral, exposure, pricing and country.

ABN AMRO loan portfolio and composition

Total loans decreased in 2002, reflecting ABN AMRO's focus on balance sheet management to emphasize profitability and efficiency rather than absolute growth of revenues through increases in loan volume. Additionally, the strengthening of the euro against other currencies, particularly the US dollar and Brazilian real, contributed to this reduction.

C&CC is the largest SBU, holding 68% (up from 66% in 2001) of total loans outstanding, with WCS second, at 22% (26% in 2001). PC&AM and other businesses within the group account for the remainder.

The Netherlands continues to have the largest asset base, accounting for 54% of total loans outstanding, followed by North America with 27% and Brazil with 2%.

Consumer & Commercial Clients

The Netherlands represents 62% of total

C&CC – Total private loans for 2002

(in billions)

	Total 2002	North America	Netherlands	Brazil	Rest of the World	2001
Commercial	**70.1**	35.1	29.5	1.3	4.2	75.4
Consumer	**102.4**	20.8	77.1	2.4	2.1	105.5
Total Private Loans	172.5	55.9	106.6	3.7	6.3	180.9

C&CC loans outstanding (57% in 2001), followed by North America at 32% (36%), and Brazil at 2% (3%). The relative increase in the Netherlands mainly reflects the appreciation of the euro against the US dollar and the Brazilian real.

From a portfolio point of view, the consumer business (for example mortgages, car financing and personal loans) continued to be the dominant part of the C&CC business, accounting for 59% of total C&CC private loans, while commercial loans to middle-market companies accounted for 41%.

In the Netherlands, mortgage lending is the most important part of the consumer portfolio. The mortgage portfolio is over EUR 52 billion, and Bouwfonds, ABN AMRO's subsidiary, has a mortgage and real estate financing portfolio of EUR 22 billion.

In the US, ABN AMRO is a large retail and commercial bank through its subsidiaries, LaSalle Bank and Standard Federal Bank. LaSalle primarily concentrates on commercial business in the Midwest and represents 55% of the total US C&CC loan portfolio. Standard Federal (45% of the total outstanding) also has a commercial business and is one of the largest mortgage servicers in the US.

Brazil is mainly a consumer franchise. Consumer products for individuals represent 63% of C&CC's loan portfolio. The main products are auto loans and loans to individuals.

Wholesale Clients

WCS's client base is predominantly in Organisation for Economic Cooperation and Development (OECD) countries. The most important geographical concentrations are Europe at 54% (49% in 2001), and North America at 28% (30%) of total limits (GOOE) as of year-end 2002. Market conditions and exchange rate movements caused a noticeable shift of WCS total limits from North America to Europe during 2002.

In terms of client BUs, FIPS is the largest at 63% of the portfolio, based on GOOE, followed by Country Coverage at 13%, Integrated Energy at 10%, TMTH at 9%, and Consumer at 5%. In terms of individual industries, the largest is utilities at 3.8%, followed by telecom at 3.3%, manufacturing at 3.2%, and oil and gas at 3.2%. All industry exposures are controlled under agreed caps and diversified across geographic markets.

Credit migration due to poor economic conditions was captured by ABN AMRO's risk systems in 2001. Steps were taken at that time to protect asset quality. Other protective actions taken in 2002 included: (i) significantly reducing corporate limits and tightening exposure caps on non-investment grade counterparties; (ii) imposing limits on certain industries based on a unfavourable economic outlook; (iii) undertaking stress tests on individual portfolios; (iv) hedging through credit default swaps; and (v) conducting secondary market sales to reduce exposure.

Net additions to specific provisions per SBU

(in millions)

	Total 2002	C&CC	WCS	PC&AM CC/Other	2001	2000
Total for loan losses	**1,681**	881	760	40	1,342	814
Sovereign risk	**14**	–	(18)	32	84	(197)
Total specific provisions	**1,695**	881	742	72	1,426	617
Specific provisions to average RWA *(bps)*	**66**	58	89	37	51	24

Non-performing loans

	2002	2001	2000
Total non-performing loans *(in millions)*	**6,132**	5,858	5,122
Non-performing loans to private sector loans *(gross, in %)*	**2.44**	2.21	2.05
Allowances for loan losses to private sector loans *(gross, in %)*	**1.64**	1.70	1.68

These actions meant that credit quality, as measured by weighted-average UCR, remained at investment grade levels (BBB range) at the end of the year.

2002 provisions

Provisioning policy

ABN AMRO has developed specific provisioning policies for its different classes of business. We keep these policies under constant review and adjust them to reflect our loss experience, developments in credit risk modelling techniques, and changes in legislation.

Our credit officers continually monitor the quality of the bank's loan portfolios. A provision is made if deterioration of either the quality of a loan or the financial strength of a borrower gives rise to doubts about repayment. Provisioning for consumer loans is on a portfolio basis, with specific allowances maintained at a level commensurate with the portfolio size and loss experience.

Consumer & Commercial Clients

C&CC's total provision for 2002 was EUR 881 million, representing an increase of 10% over total provisions in 2001. Provisions moved from 51bps of average RWA in 2001 to 58bps in 2002. Of total provisions in 2002, 37% relates to consumer loans and 63% to commercial loans.

Weaker economic conditions in the Netherlands were reflected in somewhat higher 2002 provisions. Textiles and infrastructure accounted for much of the increase. Nevertheless, given the market environment, we consider the results at 25 basis points (bps) of average RWA as acceptable.

Difficult credit conditions continued in the US through 2002 and resulted in provision levels of 62bps of average RWA. Most sectors were affected, including the commercial and asset-based lending businesses. The commercial real estate portfolio remained resilient because of conservative underwriting.

Cross-border exposures

(in billions)	Total cross-border exposure			After mitigation		
Region	2002	2001	2000	2002	2001	2000
Brazil	**3.7**	4.1	2.9	**0.9**	1.2	0.9
Other Latin America *(incl. Mexico)*	**3.7**	4.3	3.9	**2.5**	2.8	2.5
Asia / Pacific	**7.1**	6.8	7.4	**4.8**	5.0	4.1
Eastern Europe	**3.0**	2.9	3.3	**1.6**	2.0	2.3
Middle East and Africa	**2.7**	3.0	3.7	**1.9**	1.9	1.9
Total	**20.2**	21.1	21.2	**11.7**	12.9	11.7

Note: Mitigated exposures commonly include transactions covered by credit derivative swaps, political risk insurance, cash deposits or securities placed offshore, specific guarantees, ring fenced funding or any other mitigation instruments available in the market.

In Brazil, provisions of EUR 193 million (unchanged from 2001) were mainly driven by consumer lending and charges related to discontinued (1999) USD car leasing portfolios. Provisions moved from 250 bps of average RWA to 265 bps in 2002. Credit protection measures instituted by local risk committees and GRM enabled ABN AMRO to weather the market volatility and economic turmoil in the region. The quality of the local C&CC portfolio remains satisfactory.

Wholesale Clients

Provisions increased to EUR 742 million from EUR 543 million in 2001, due to difficulties in the telecom, integrated energy sectors, as well as in Argentina. Provisions were also adversely affected by corporate governance and disclosure malpractices, which led to unexpected and specific corporate failures, notably in the US. Nevertheless, we consider current provision levels to be adequate.

ABN AMRO remains confident about the overall quality of its portfolio and its strong credit profile. Given economic and political circumstances, management is cautious about the provision outlook for 2003.

Country risk

We manage emerging market country risk, both sovereign and cross-border, on a portfolio basis. The cross-border exposure measurement covers all on- and off- balance sheet assets that would be directly influenced by transfer and convertibility restrictions. ABN AMRO has monitored cross-border exposure for many years by using a VaR model to determine the cross-border risk on the total portfolio.

In absolute terms, cross-border exposure in 2002 fell by 4.3% compared with 2001. This decline was mostly due to lower exposure to Latin America, mainly Brazil and Argentina.

As of year-end 2002, cross-border exposure to Brazil amounted to 18.1% of the total cross-border risk exposure. Of this amount, 76% was mitigated since it was trade-related or insured.

Market risk

Market risk is the risk that movements in financial market prices will change the value of the bank's trading portfolios. Market risk arises from the bank trading for clients and from trading for the bank's own account.

Graph 1 Value at Risk versus hypothetical Profit & Loss for trading portfolios for 2002 *(in millions)*


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Value at Risk
Profit
Loss

In trading activities, risk arises both from open (unhedged) positions and from imperfect correlations between market positions that are intended to offset one another. ABN AMRO manages market risk through measuring and monitoring different market risk factors such as interest rate sensitivity, open currency position, stock prices, spread sensitivities, greeks (delta, gamma, vega, rho). In addition, ABN AMRO calculates and sets limits for VaR, stress tests, scenario analysis, position concentration and ageing. Market risks are monitored on different levels, starting from single trading portfolios through to key aggregation levels.

Internal models meet regulatory requirements and were approved by the Dutch central bank for the calculation of solvency requirements for market risk.

VaR is a primary tool for day-to-day monitoring of trading-related market risk. VaR is a statistical measure of the potential losses that could occur due to movements in market rates and prices under normal market circumstances. The method adopted by the bank for the VaR calculation is Historical Simulation, based on four years of historical data. The bank uses a one-day holding period, relative changes of historical rates and prices, 99% confidence level and equally weighted simulations. The VaR is reported daily to the senior management of the BUs, GRM and the responsible members of the Managing Board.

VaR for trading portfolios

(99% confidence level, one-day holding period) *(in millions)*	31/12 2002	Minimum	Maximum	Average	Average in 2001
Financial Markets	**16**	13	51	27	33
Global Equity	**7**	4	15	8	10
Total trading	17	13	49	30	41

The effectiveness of VaR is assessed by a technique known as back-testing, which counts the number of days when the losses are bigger than the estimated VaR figure. Theoretically, with a 99% confidence level, it may be expected that on one out of every 100 trading days a loss may occur which exceeds the VaR. The back-testing is performed on the actual profit and loss (P&L) and a hypothetical P&L, which measures a P&L on market risk exposure against movements of financial market prices and excludes effects of commissions, origination fees and intra-day trading. The results of the back-testing on the actual and the hypothetical P&L are regularly reported to the Dutch central bank. The hypothetical back-testing is an essential instrument for the validation of our internal models.

The back-testing result (Graph 1, page 56) shows that the hypothetical P&L only exceeded the calculated VaR on two days in 2002, which is within model expectations. Extraordinary events, for example July-October 1998, in the historical data, along with certain conservative assumptions made in the calculation of the VaR when aggregating risk factors, have led to a relatively conservative VaR estimate.

The VaR measure is supplemented by a series of stress tests and scenario analyses, which shed light on the behaviour of a portfolio and the P&L impact under extreme market events. Stress tests have been developed internally to reflect specific characteristics of the bank's portfolios, while scenarios are based on historical market events, for example the financial markets crisis of July-October 1998. Both stress tests and scenario

Graph 2 Distribution of daily revenue for FM for 2002 *(in millions)*


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Graph 3 Distribution of daily revenue for GED for 2002 *(in millions)*


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analyses are performed daily for each trading portfolio and at several aggregation levels, including the bank-wide total.

The Graphs 2 and 3 on page 57 show the distributions of actual daily revenues in 2002 from activities (including commissions, fees, origination profits, and so on) for each BU: Financial Markets (FM) (Graph 2) and Global Equity (GED) (Graph 3). Overall, a distribution around a positive average is visible, especially for GED where commissions are an important source of revenue.

Operational risk

Operational risk is 'the risk of loss resulting from inadequate or failed internal processes, human behaviour and systems or from external events'. This definition captures operational risk events such as IT problems, shortcomings in the organisational structure, lapses in internal controls, human error, fraud, and external threats.

Given the importance of these issues, a dedicated Operational Risk Management (ORM) discipline was established in 2000 explicitly to managing operational risks. ORM is similar to the credit and market risk functions. Several initiatives are underway to ensure compliance with the regulatory criteria of the New Capital Accord and the requirements of the Dutch central bank.

Management of operational risks

ABN AMRO has a Group Operational Risk Policy and a Group Risk Framework, which outline tasks and responsibilities at each organisational level. The Group Operational Risk Committee is the highest approval authority for operational risk policy and is composed of members from GRM and the relevant business lines. The guiding principle is that management at all levels is responsible for directing and controlling operational risks. ORM managers are assigned throughout the bank to assist line management in fulfilling this responsibility.

Information is necessary to enable management to identify and analyse operational risks, and to determine the effectiveness of mitigating measures. We have a number of tools to support business management. These include:

- *Risk Self-Assessment*
This is a structured approach, which assists line management in identifying and assessing risks and to take corrective actions. The risks are assessed with the assistance of ORM personnel.
- *Corporate Loss Database*
This is a database that allows for systematic registration of operational risk-related losses. This tool assists in the analysis of operational risks for senior management, and will provide a basis for capital allocation computations.
- *Risk Approval Process*
A comprehensive approval process that includes an explicit assessment of the operational, legal and reputational risks inherent in all new business proposals. The process includes sign-off by relevant parties and approval at an appropriate committee level.
- *Key Risk Indicators*
An approach to indicate possible changes in the operational risk profile. Key risk indicators allow for a trend analysis over time and trigger escalation procedures.
- *Key Operational Risk Control*
This is a reference guide that provides clear descriptions of the typical key risks and required controls for a given process. These descriptions contribute to improved risk awareness and provide input for the Risk Self-Assessment.

An internal methodology for allocating capital for Operational Risks was introduced in 2001, under the supervision of Group ORM

Committee chaired by the CFO. More advanced approaches consistent with current regulatory proposals are being evaluated. The bank monitors regulatory and methodology developments through participation in industry working groups.

Group Asset and Liability Management

GALM sits within Group Finance, a function of Corporate Centre, and reports to the CFO. It protects the earnings and capital position of the bank from adverse interest rate and currency movements and manages the bank's liquidity. The Group Asset Management and Liability Committee (Group ALCO), whose members are drawn from finance, treasury and risk management, has global responsibility across the SBUs. It also oversees the activities of local asset and liability management committees in the bank's home markets. ALCOs exist in other countries, but their interest risk comes under the market risk management framework monitored by GRM.

Interest rate risk

One of the core objectives of Asset & Liability Management is to manage the sensitivity of net interest income to changes in market interest rates. Our Group Asset & Liability Management Committee (Group ALCO) sets limits to ensure that the potential adverse impact on trading and non-trading earnings, due to market movements, is well controlled. The management and monitoring of the VAR-limits for trading-related interest rate exposure is set out in the Market risk section (above).

Group ALCO oversees the activities of ALCOs in the US, the Netherlands and Brazil. Some other countries have ALCOs with centrally approved limits. In smaller countries, all interest rate risks (trading and non-trading) are within the market risk framework.

Several measures are used to monitor and limit non-trading interest rate risk. Methods include scenario analysis, interest rate gap analysis and market value limits. Model-based scenario analysis is used to monitor the interest rate risk positions denominated in EUR and USD in Europe and the US. Interest rate risk positions in other currencies and other countries are managed by gap analysis and/or market value limits, as these positions are typically less complex.

Net interest revenue is the outcome of interest received and interest paid. This involves large volumes of contracts and transactions, and numerous different products. Simulation models and estimation techniques are used to assess the sensitivity of the net interest income stream for movements in the shape and level of the yield curve. Assumptions about client behaviour play an important role in these calculations.

This is particularly relevant for loans such as mortgages where the client has the right, but not the obligation, to repay before the scheduled maturity. On the liability side, the re-pricing characteristics of savings and deposits are based on estimates since the rates are not coupled to a specified market rate.

A statistical approach is used for forecasting and sensitivity analyses because it best suits these products. Although comparable with macro-economic forecasts in many ways, this approach is based on information in individual client contracts.

The sensitivity of net interest revenue to interest rate conditions is estimated, assuming an immediate and lasting shift of 100 bps in the term structure of interest rates. Our sensitivity analysis indicates that such an upward movement would lower net interest revenue by 3.8% in the first year after the rate jump, whereas a downward shift would raise net interest revenue by only 1.1%, based on our positions as of 31 December 2002, and subject to certain simplifying assumptions, including that management takes no corrective action.

This asymmetric outcome is largely due to the historically low levels of interest rates in the US and Europe leading to unprecedented pre-payment behaviour in the US and leaving limited scope to adjust rates on the liability side in the US and Europe.

Currency Risk

Currency risk exposures arise from investments in the bank's overseas operations or through trading activities. A comprehensive risk management framework seeks to manage and limit the currency risk.

Trading

In trading portfolios, exposures to exchange rate movements are managed through market risk limits based on VaR. Short and long positions are monitored to ensure compliance with the GRC's limits. Gains or losses in the trading book are reported in the P&L.

Non-trading

Various hedge strategies apply to investments in our overseas operations and profits from them to protect against the adverse effects of translating foreign currency into the euro, the reporting currency:

- *Ratio hedge*

The Bank's BIS-ratios (tier-1 and tier-total capital as a percentage of RWA) are protected against fluctuations in the EUR / USD rate. As capital and RWA are subject to foreign currency translation, this is done by maintaining the BIS-ratios for USD elements close to the overall BIS-ratios.

- *Capital hedge*

Investments in overseas operations denominated in currencies other than USD are hedged on a selective basis. Hedging is considered when the expected currency loss is larger than the interest rate differential between the two currencies (the interest rate differential represents the cost of the hedge). Gains and losses on these capital exposures are taken through equity, as are the costs of hedging.
The position as of 31 December 2002 implies that an increase of 10% in the value of the euro against all other currencies would have led to a EUR 437 million reduction in reserves, and vice versa. On this basis, there would have been no material impact on the Bank's BIS ratios because the ratios are hedged against changes in the EUR / USD exchange rate.

- *Profit hedge*

Profits are hedged on a selective basis to dampen the impact of currency movements on the P&L. The decision criteria for profit hedging are similar to capital hedging. As of 31 December 2002, all budgeted net USD profit for the years 2003 and 2004 were sold forward at a rate of USD 0.8994 per EUR and USD 0.9563 per EUR respectively.

Liquidity risk

Liquidity risk is an integral part of our business. But liquidity risk arises in the general funding of a bank's activities if, for example, a bank is unable to fund its portfolio of assets at appropriate maturities and rates or is unable to liquidate a position in a timely manner at a reasonable price.

We manage liquidity on a daily basis throughout the 66 countries and territories in which we operate. Each national market is unique in the scope and depth of its financial markets, competitive environment, products and the characteristics of its customer profile.

Local line management is therefore responsible for managing our local liquidity requirements under the supervision of Group ALCO. Each location needs to comply with local liquidity regulations.

The execution of day-to-day funding and cash management transactions is the responsibility of Financial Markets.

On a day-to-day basis our liquidity management depends on, among other things, the good functioning of local and international financial markets. The bank is well prepared to face adverse liquidity developments. We have established group-wide contingency funding plans. Such plans anticipate changes in the bank's structural liquidity under different liquidity crisis scenarios and set out damage-limitation procedures for each eventuality. These plans will be activated in the event of a dramatic change in our normal business activities or in the stability of the local or international financial markets.

As part of this liquidity management contingency planning process, we conduct a regular stress testing based on different crisis scenarios. This implies assessment of potential trends, demands, and commitments, events and uncertainties which could reasonably result in increases or decreases in our structural liquidity. More specifically, we consider the impact of these potential changes on the bank's sources of short-term funding and its long-term liquidity planning horizons.

At group level, stress testing of the adequacy of the balance sheet's liquidity is conducted several times a year and the outcomes are reported to Group ALCO. To mitigate the liquidity risk, the bank has a liquidity buffer consisting of unencumbered liquid assets. This liquidity buffer is built up of portfolios of marketable securities and other short-term investments including Dutch government bonds, US Treasury and US government agency paper and other OECD government paper, which can be readily converted into cash. The determination of the required size of the liquidity buffer by Group ALCO should be seen in relation to the outcomes of these stress tests and results in up to one month's surplus liquidity.

At all times, on a group-wide basis, we maintain what we believe are adequate levels of liquidity to meet deposit withdrawals, to repay borrowings and to fund new loans, even under stress conditions.

The ability to sell assets – apart from marketable securities – quickly is an additional source of liquidity for the bank. Our loan syndication and securitisation programmes are part of our liquidity management activities. The diversity of the bank's funding sources and funding providers increases funding flexibility and limits dependence on any source of funds. The bank is an active participant in the capital markets, issuing commercial paper and medium-term notes, as well as debentures, subordinated debt and preferred stock. Diversity of funding products, market and maturity plays an important role in funding decisions.



Shareholder information

ABN AMRO from 1993 *(in euros)*

	2002	2002	2001	2000
Income statement *(in millions)*		(USD)[5]		
Net interest revenue	**9,845**	**9,355**	10,090	9,404
Total non-interest revenue	**8,435**	**8,015**	8,744	9,065
Total revenue	**18,280**	**17,371**	18,834	18,469
Operating expenses	**12,823**	**12,185**	13,771	13,202
Provision for loan losses	**1,695**	**1,611**	1,426	617
Fund for general banking risks *(movements)*				(32)
Pre-tax profit	**3,713**	**3,528**	3,613	4,725
Group profit	**2,620**	**2,490**	2,615	3,401
Net profit	**2,207**	**2,097**	3,230	2,498
Net profit attributable to ordinary shareholders	**2,161**	**2,053**	3,184	2,419
Dividends	**1,462**	**1,389**	1,421	1,424
Balance sheet *(in billions)*				
Shareholders' equity	**10.8**	**11.3**	11.8	12.5
Group capital	**30.1**	**31.6**	34.0	32.5
Total client accounts and debt securities	**360.7**	**378.5**	384.9	339.8
Loans	**310.9**	**326.2**	345.3	319.3
Total assets	**556.0**	**583.4**	597.4	543.2
Contingent liabilities and committed facilities	**180.3**	**189.2**	193.4	187.5
Risk-weighted total assets	**229.6**	**240.9**	273.4	263.9
Ordinary share figures 1				
Number of shares outstanding *(in millions)*	**1,585.6**		1,535.5	1,500.4
Average number of shares outstanding *(in millions)*	**1,559.3**		1,515.2	1,482.6
Net earnings per share *(in euros)* 2,6	**1.52**	**1.44**	1.53	2.04
Fully diluted net earnings per share *(in euros)* 2,6	**1.51**	**1.43**	1.52	2.02
Dividend per share *(in euros, rounded)* 3	**0.90**	**0.93**	0.90	0.90
Payout ratio *(dividend / net profit)* 7	**59.2**		58.8	44.1
Net asset value per share *(year-end, in euros)* 3,4	**6.28**	**6.59**	7.13	7.78
Ratios *(in %)*				
Return on equity	**22.6**		20.5	26.5
BIS tier 1 ratio 4	**7.48**		7.03	7.20
BIS total capital ratio 4	**11.54**		10.91	10.39
Efficiency ratio	**70.1**		73.1	71.5
Number of employees *(headcount)*				
Netherlands	**32,693**		36,984	38,958
Other countries	**73,745**		74,726	76,140
Number of branches and offices				
Netherlands	**627**		736	905
Other countries	**2,819**		2,836	2,774
Number of countries and territories where present	**66**		67	74

Prior-year figures have been restated for comparison purposes.

1 *Adjusted for shares repurchased to cover staff options granted.*

2 *Based on the average number of ordinary shares outstanding and adjusted for increases in share capital.*

3 *Where necessary, adjusted for increases in share capital.*

4 *Including reclassification of the provision for general contingencies at 1 January 1997.*

1999	1998	1997	1996	1995	1994	1993
8,687	7,198	6,294	5,230	4,646	4,442	4,013
6,840	5,340	4,491	3,433	2,708	2,353	2,405
15,527	12,538	10,785	8,663	7,354	6,795	6,418
10,609	8,704	7,450	5,867	4,962	4,595	4,256
653	941	547	569	328	681	681
(20)	(101)	179	66	308		
4,250	2,897	2,626	2,175	1,743	1,526	1,437
2,930	1,989	1,872	1,563	1,233	1,081	955
2,570	1,828	1,748	1,499	1,187	1,037	918
2,490	1,747	1,666	1,414	1,075	925	835
1,250	906	844	733	623	550	486
12.0	10.7	11.7	11.3	9.2	8.8	8.7
28.9	24.4	24.1	20.1	15.2	14.2	13.8
284.2	243.5	221.1	159.3	147.3	138.5	136.3
259.7	220.5	201.1	150.5	132.8	122.8	121.7
457.9	432.1	379.5	272.0	248.0	229.0	222.8
159.0	124.0	102.8	80.9	63.8	51.0	45.3
246.4	215.8	208.7	176.7	149.6	136.9	130.5
1,465.5	1,438.1	1,405.6	1,364.5	1,255.6	1,213.3	1,173.7
1,451.6	1,422.1	1,388.7	1,346.3	1,232.5	1,193.3	1,141.3
1.72	1.23	1.20	1.05	0.87	0.78	0.73
1.71	1.22	1.19	1.03	0.83	0.74	0.71
0.80	0.58	0.54	0.48	0.41	0.36	0.34
46.5	46.9	45.5	45.5	46.9	46.9	47.4
7.59	6.85	7.71	7.62	6.21	6.08	6.21
23.7	16.9	15.7	16.4	13.9	12.4	12.0
7.20	6.94	6.96	7.21	6.51	6.74	6.85
10.86	10.48	10.65	10.89	10.80	11.02	11.20
68.3	69.4	69.1	67.7	67.5	67.6	66.3
37,138	36,716	34,071	32,531	34,587	35,677	37,393
72,800	71,014	42,678	33,641	29,107	26,504	23,058
921	943	967	1,011	1,050	1,102	1,330
2,668	2,640	921	706	620	601	503
76	74	71	70	67	64	60

5 *Income statement figures have been translated at the average dollar rate and balance sheet figures at the year-end dollar rate.*

6 *Including extraordinary result, 2002 net earnings per share amounted to EUR 1.39 and fully diluted 2002 net earnings per share amounted to EUR 1.38.*

7 *Payout ratio is excluding ordinary results; including extraordinary result for 2002 is 64.7%.*

ABN AMRO shares

Share price movements January 2002 – December 2002 (in euros)
(MCSI and AEX indices restated on the basis of ABN AMRO Holding N.V. ordinary share price on 2 January 2002)


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AEX

Stock exchange listings

The ordinary shares of ABN AMRO Holding N.V. are listed on the stock exchanges of Amsterdam, Brussels, Düsseldorf, Frankfurt, Hamburg, London, New York, Paris, Singapore and the Swiss Exchange. The shares are available in the form of American Depositary Receipts (ADRs), each ADR representing one ordinary share. On 31 December 2002, 61,261,393 ADRs were outstanding, compared to 48,383,150 at year-end 2001.

The depositary receipts for preference shares and the convertible preference shares are listed on the Euronext Amsterdam Exchange.

Development of share capital

In 2002, the number of ordinary shares outstanding increased by 50.1 million from 1,535.5 million to 1,585.6 million. This increase was the result of dividend payments in stock (44.4 million shares), the exercise of staff options (5.1 million shares) and the conversion of convertible preference shares (0.6 million shares).

The time-weighted average number of shares outstanding amounted to 1,559.3 million (2001: 1,515.2 million). In calculating the time-weighted average, new shares are counted on a pro rata basis from the date of issue, except for ordinary shares issued through the conversion of convertible preference shares which are counted for the full year in which conversion takes place. As a result of this conversion, the number of convertible preference shares declined to 0.5 million. The number of preference shares remained unchanged at 362.5 million.

Rights at 31 December 2002

(in thousands of shares)

Year of expiration	Staff options	Average exercise price (in euros)
2003	**13,898**	22.58
2004	**10,365**	20.83
2005	**5,653**	21.18
2007	**4,572**	21.30
2008	**9,604**	22.73
2009	**4,414**	20.42
2012	**9,828**	19.11
	58,334	21.31

Staff options carry entitlement to the numbers of ordinary shares stated in the table.

If fully exercised, staff options could increase the number of ordinary shares by 58.3 million or 3.7% of the number of ordinary shares outstanding at 31 December 2002.

Dividend policy

Both the interim dividend and the final dividend have been made available wholly in cash or, at the shareholder's option, wholly in ordinary shares chargeable to the share premium account.

The period for submitting instructions concerning final dividend payment options will not commence until the closing of the business day after the day of the General Meeting of Shareholders. If shareholders opt for the stock dividend, the dividend coupons must be delivered to the ABN AMRO Exchange Agent together with the instructions. Consequently, there will be no official listing of, and trading in, stock dividend coupons.

In the long term, the intention is to maintain the dividend payout ratio at 45%-50% of net attributable profit.

Depositary receipts for preference shares and convertible preference shares

At year-end 2002, 362.5 million depositary receipts for preference shares of EUR 2.24 face value each were outstanding. Holders of preference shares receive an annual cash dividend of EUR 0.12432 per share, representing 5.55% of the face value of EUR 2.24. In accordance with the articles of association of ABN AMRO Holding N.V., the dividend percentage on the preference shares and depositary receipts for preference shares has been fixed at 5.55%, as of

Authorised capital

(in euros)

100	priority shares	of	EUR 2.24	224
4,000,000,000	ordinary shares	of	EUR 0.56	2,240,000,000
1,000,000,000	preference shares	of	EUR 2.24	2,240,000,000
100,000,000	convertible preference shares	of	EUR 2.24	224,000,000
				4,704,000,224

Issued capital at 31 December 2002

(in euros)

1	priority share	of	EUR 2.24	2.24
1,591,303,519	ordinary shares	of	EUR 0.56	891,129,970.64
362,503,010	preference shares	of	EUR 2.24	812,006,742.40
521,303	convertible preference shares	of	EUR 2.24	1,167,718.72
				1,704,304,434.00

Ordinary share key figures

(in euros)	2002	2001	2000
Closing prices			
high	**22.78**	27.80	29.30
low	**10.45**	15.78	20.22
year-end	**15.58**	18.09	24.22
Earnings per share [1]	**1.52**	1.53	2.04
Fully diluted earnings per share	**1.51**	1.52	2.02
Payout ratio in % [2]	**59.21**	58.8	44.1
Dividend per share	**0.90**	0.90	0.90
Dividend yield in % *(year-end)*	**5.8**	5.0	3.7
Net asset value per share *(year-end)*	**6.28**	7.13	7.78
Price/earnings ratio *(year-end)*	**10.3**	11.8	11.9
Price/net asset value in %	**248.1**	253.7	311.3

1 *Based on the average number of ordinary outstanding and adjusted for increases in share capital (excluding extraordinary result).*

2 *Ratio of dividend to net earnings per share (excluding extraordinary result).*

Dividends on ordinary shares

	Entirely in cash	or Cash	and shares as % of face value	New shares (x 1,000)	Payout ratio
Interim dividend 1993	0.16	0.03	2% ordinary shares	22,940	
Final dividend 1993	0.18	0.05	2% ordinary shares	23,499	47.3
Interim dividend 1994	0.17	0.04	2% ordinary shares	13,316	
Final dividend 1994	0.20		2.9% ordinary shares	23,961	46.9
Interim dividend 1995	0.18		2.3% ordinary shares	11,074	
Final dividend 1995	0.23		2.2% ordinary shares	10,453	46.8
Interim dividend 1996	0.20		1.9% ordinary shares	8,968	
Final dividend 1996	0.27		1.6% ordinary shares	14,697	45.4
Interim dividend 1997	0.24		1.4% ordinary shares	11,882	
Final dividend 1997	0.30		1.3% ordinary shares	13,058	45.5
Interim dividend 1998	0.27		1.4% ordinary shares	13,451	
Final dividend 1998	0.30		1.4% ordinary shares	14,045	46.9
Interim dividend 1999	0.30		1.2% ordinary shares	8,339	
Final dividend 1999	0.50		2.2% ordinary shares	13,990	46.5
Interim dividend 2000	0.40		1.4% ordinary shares	14,293	
Final dividend 2000	0.50		2.2% ordinary shares	19,508	55.2
Interim dividend 2001	0.45		2.3% ordinary shares	19,554	
Final dividend 2001	0.45		2.2% ordinary shares	19,298	58.8
Interim dividend 2002	0.45		2.8% ordinary shares	25,068	

Daily ordinary share turnover in 2002

(in thousands and counted twice)

	Euronext Amsterdam	NYSE (ADRs)
High	21,053.1	853.4
Low	510.7	66.2
Average	7,053.5	237.8

Daily preference share turnover on Euronext Amsterdam in 2002

(in thousands and counted twice)

	Depositary receipts for preference shares	Convertible preference shares
High	396.0	24.5
Low	0.5	0.0
Average	31.1	1.0

1 January 2001. As of 1 January 2011, and every ten years thereafter, the dividend percentage will be adjusted in line with the average redemption yield on the five longest-dated Dutch government bonds, plus an increment of not less than 25 nor more than 100 basis points, depending on the prevailing market conditions.

On 31 December 2002, 0.5 million convertible preference shares of EUR 2.24 face value each were outstanding. These shares qualify for an annual cash dividend of EUR 1.71529, which represents 6% of the paid-up amount in issue (EUR 28.58815). As of 1 January 2004, and every ten years thereafter, the dividend percentage will be adjusted in line with the redemption yield on Dutch government bonds with an original or remaining term to maturity of nine to ten years, plus an increment or less a reduction of no more than 100 basis points. The convertible preference shares can be converted into four ordinary shares with a face value of EUR 0.56 each on payment of EUR 3.17646 per share to be converted. The conversion period runs from 1 January 1994 through 31 October 2003.

Geographical concentration of ABN AMRO ordinary shares

Foreign investors hold approximately 60% of ABN AMRO ordinary shares outstanding. The major geographical concentrations outside the Netherlands are the US (approximately 17%) and the United Kingdom (approximately 15%). Institutional investors hold approximately 85% of the total number of ordinary shares outstanding.

Major shareholders

The institutions listed in the table on page 70 reported holdings of ABN AMRO Holding N.V. shares under the Disclosure of Major Holdings in Listed Companies Act. The interests are shown as a percentage of the total number of ordinary shares and depositary receipts for preference shares outstanding at year-end 2002.

Depositary receipts for preference shares are issued by Stichting Administratiekantoor ABN AMRO. This foundation held 99.9% of the outstanding preference shares at year-end 2002.

Indices

The ABN AMRO Holding N.V. ordinary share is included in the following worldwide indices:

AEX	*CBS Index*
MSCI Banking Index	*FTSE Euro Top 100*
S&P Euro Index	*FTSE Euro Top 300*
DJ Euro Stoxx 50 Index	*FTSE Euro Star Index*
DJ Stoxx Sustainability Index	*FTSE4Good Index*
DJ Sustainability Group Index	

Market capitalisation

(year-end, in millions of euros)	2002	2001	2000
Ordinary shares *(outstanding)*	**24,704**	27,778	36,339
Preference shares	**776**	794	787
Convertible preference shares	**30**	47	68
	25,510	28,619	37,194
Market capitalisation as % of capitalised value of all listed Dutch ordinary shares	**6.90%**	5.28%	5.55%

In connection with the listing of its ordinary shares on the New York Stock Exchange, ABN AMRO will also publish an annual report that satisfies the rules established by the Securities and Exchange Commission (SEC). Limited numbers of copies of these 20-F reports are available from the Investor Relations Department.

Geographical concentration Worldwide:


2002

Europe: 82.3%
North & South America: 17.1%
Africa/Australia/Asia: 0.6%

Geographical concentration Europe:


2002

Netherlands: 49%
United Kingdom: 18%
Luxembourg: 8%
Belgium: 7%
Germany: 5%
Switzerland: 6%
Other: 6%

Disclosure of major shareholders*

(in %)	Ordinary shares	Preference shares or depositary receipts
Aegon N.V.	0.36	13.54
Fortis Utrecht N.V.	1.14	14.38
Delta Lloyd Leven	0.55	9.90
ING Groep N.V.	11.25	17.64
Rabobank Nederland	0.08	10.45
Zonnewijser (investment fund)	0.02	14.11

**Shareholders with 5.0% or more of total nominal capital.*

Credit ratings

	Long term	Short term
Moody's	Aa3	P-1
Standard & Poor's	AA-	A-1+
FitchIBCA	AA-	F1+

Financial calendar 2003

28 April	Announcement of 2003 first quarter results
29 April	General Meeting of Shareholders
2 May	Ex-dividend quotation
2 May - 21 May	Period for instructions concerning 2002 final dividend payment option
22 May *(after close of trading)*	Determination of stock price
28 May	Final dividend for 2002 available
7 August	Announcement of 2003 second quarter results
31 October	Announcement of 2003 third quarter results

Financial calendar 2004

5 February	Announcement of 2003 full year results
31 March	Publication of Annual Report 2003
28 April	Announcement of 2004 first quarter results
29 April	General Meeting of Shareholders
5 August	Announcement of 2004 second quarter figures
29 October	Announcement of 2004 third quarter results

Investor Relations

Karl Guha, Dominique Maas, Alexander Mollerus, Ingrid Keller Cayet
tel : +31 20 6287835
fax: +31 20 6287837
e-mail: investorrelations@nl.abnamro.com
website: www.abnamro.com/investorrelations

Peer group ABN AMRO

Our corporate measure of success is TRS. The TRS is measured against those of 20 competitors which have been selected as our peer group. The group is listed below. Our goal is to be in the top five of the peer group at the end of 2004. We started measuring our position from the beginning of January 2001. Our peer group position at year-end 2002 was 11. You can find a TRS graph showing our relative performance at www.abnamro.com/About ABN AMRO.

Bank One	Credit Suisse Group	ING Group	Nordea
Barclays	Deutsche Bank	JPMorganChase	SCH
BBVA	Fleet Boston	Lloyds TSB	Société Générale
BNP Paribas	HSBC Holdings	Merrill Lynch	UBS
Citigroup	HVB Group	Morgan Stanley	Wells Fargo

Financial statements 2002



Contents

Accounting policies 76

Consolidated balance sheet at 31 December 2002 after profit appropriation 82

Consolidated income statement for 2002 83

Consolidated cash flow statement for 2002 84

Changes in shareholders' equity in 2002 85

Notes to the consolidated balance sheet and income statement 86

Company balance sheet at 31 December 2002 after profit appropriation 131

Company income statement for 2002 131

Notes to the company balance sheet and income statement 132

Major subsidiaries and participating interests 134

Accounting policies

General
The financial statements have been prepared in conformity with generally accepted accounting principles in the Netherlands. Where necessary, the amounts reported in the financial statements are based on estimates and assumptions.

Since ABN AMRO Holding N.V. ordinary shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts, ABN AMRO also publishes an annual report (Form 20-F) that conforms to the US Securities and Exchange Commission (SEC) rules, including those relating to the format and content of the notes to the financial statements. In addition, the annual report includes an analysis of equity and results according to accounting principles generally accepted in the United States (US GAAP).

Changes in accounting policies
Effective from 1 January 2002, the cost of pensions and other post-retirement benefits will be recognised in accordance with the relevant US accounting standards (FAS 87, FAS 88 and FAS 106). Application of these US Generally Accepted Accounting Principles (US GAAP) is permitted by virtue of the Consultative Document on Pensions, Draft Guideline 271, of the Council for Annual Reporting in the Netherlands. Under this method of accounting, calculations may be based on long-term assumptions for both pension commitments and the return on the invested capital of the pension fund, with variances between estimated and actual figures being spread over a large number of years. An additional advantage is that this change eliminates the existing difference between Dutch and US accounting principles in this area.

This change in accounting policies resulted in an amount of EUR 430 million (net of tax) being charged to shareholders' equity as at 1 January 2002.

If the costs related to pensions and post-retirement benefits had been calculated in accordance with the relevant statements under US GAAP as of 1 January 2001, gross and net pension costs in 2001 would have been EUR 326 million and EUR 218 million higher.

Basis for inclusion of financial instruments
A financial instrument is accounted for as an asset or liability from the time the respective contractual rights or obligations accrue to the company. Whenever this ceases to be the case, a financial instrument is no longer recognised in the balance sheet. If ABN AMRO has the right on the grounds of legal or contractual provisions and the intention to settle financial assets and liabilities net or simultaneously, they are netted off in the balance sheet.

Basis of consolidation
The consolidated financial statements incorporate the assets, liabilities, revenues and expenses of ABN AMRO Holding N.V., its subsidiaries and other group companies that form an organisational and economic entity with it. Minority interests in both equity and results of subsidiaries and other group companies are stated separately.

Currency translation
Assets and liabilities denominated in foreign currencies and financial instruments hedging these assets and liabilities are translated into euros at the spot rates of exchange prevailing at balance sheet date. Translation differences are taken to the income statement. With the exception of capital investments in hyper-inflationary countries, translation differences on capital investments in foreign branches, subsidiaries and participating interests, including retained profit, are accounted for in shareholders' equity together with the results from related hedging instruments, after allowing for taxation.

Results on transactions denominated in foreign currencies are translated at the rates prevailing at transaction date or, insofar as accruals and deferrals are involved, on the last day of the month to which the results relate.

Results of foreign branches, subsidiaries and participating interests, apart from those in hyper-inflationary countries, are translated at the rates prevailing at the end of the month in which the results are recognised. The results from branches, subsidiaries and participating interests in hyper-inflationary countries are translated at the rates prevailing at balance sheet date, after restating the local currency results for the effects of inflation.

Valuation and determination of results

General

Except where otherwise stated, assets and liabilities are recorded at cost, less any allowance deemed necessary. The effects of transactions and other events are recognised when they occur; revenues and expenses are recognised in the year to which they relate. Premiums and discounts are accounted for in prepayments and accrued income or accruals and deferred income respectively, and are attributed to the accounting periods throughout the remaining terms of the underlying items.

Except for items forming part of the trading portfolio, interest-earning and interest-bearing securities on which a large part or all of the interest receivable or payable is settled on redemption are included at either purchase price or discounted value on issue plus accrued interest.

Where financial instruments are used to hedge risks associated with designated assets or liabilities, the valuation and determination of results on these instruments are effected in accordance with the policies applied to the hedged items. Transactions qualify as hedges if they are identified as such and there is a substantial correlation between the hedging results and the results of the positions being hedged. Gains or losses on the early termination of a hedge are recognised as assets or liabilities and amortised over the remaining terms of the hedged positions. Where financial instruments are used to hedge risks associated with designated assets or liabilities and the hedged assets or liabilities are sold or terminated, such financial instruments no longer qualify as hedges. Results on the settlement of the hedge are accounted for in the same period as gains or losses on the settlement of the hedged position. Accounting policies relating to other financial instruments are explained in the section on trading activities.
Where loan-related fees exceed initial expenses, the excess is accounted for as interest in the period concerned. Acquisition commission paid by the life insurance subsidiary to third parties and the banking operation are capitalised as initial expenses and amortised. Expenses involved in the issuance of ordinary and preference shares are charged to shareholders' equity.

Loans

Loans are generally shown at the principal amount. Loans are classified as doubtful as soon as there is any doubt about the borrower's capacity to repay the principal. Where deemed necessary, an allowance for loan losses is determined on a per item basis, taking into account the value of collateral. The allowances for consumer loans portfolio is determined on a portfolio basis with a specific provision for each product being determined by the size of the portfolio and historical loss experience. The allowances are recognised in provision for loan losses in the income statement.

As soon as the loan liquidation procedure is started, ABN AMRO ceases to accrue interest on the loan in question ('non-accrual loans'). Depending on the chances of the principal being repaid, interest is recorded in the income statement only when actually received ('other non-performing loans') or in accordance with the standard method of valuation ('accruing doubtful loans'). Doubtful loans are not written off until it is clear that repayment of principal can be ruled out.

The fund for general banking risks aims to cover general risks related to credits and other banking activities. The related deferred tax assets are deducted from the fund.

Trading activities
Securities held in the trading portfolios are stated at market value. Debentures of ABN AMRO group companies, acquired as part of trading activities, are stated at the lower of market value and purchase price. Foreign exchange contracts, stock, bond, currency and other options, as well as interest rate contracts such as interest rate swaps and forward rate agreements, are stated at market value. The aggregate market value of these contracts is included in other assets or other liabilities. Gains or losses resulting from the method of valuation described are recognised in the income statement in results from financial transactions.

Financial and other fixed assets

Investments
Interest-earning securities (other than securities on which a large part or all of the interest is settled on redemption) held in the investment portfolios are stated at redemption value. Shares held in these portfolios are included at market value, with changes in value, net of tax, reflected in shareholders' equity. If the revaluation reserve formed in this manner on a portfolio basis is insufficient to absorb diminutions in value, they will be charged to the income statement in value adjustments to financial fixed assets. Results on sales are credited to the income statement in the year the investments are sold. Net capital gains on interest-bearing securities realised prior to redemption date in connection with replacement operations are recognised as interest over the remaining average portfolio duration. Investments which are held under insurance contracts for the account and risk of policyholders are carried at market value; changes in the value of these investments are accounted for as other revenue (profits or losses of insurance companies).

Shares as part of venture capital activities
Equity investments, i.e. shares acquired as part of venture capital activities, are stated at purchase price or sustained lower market value. Changes in value are reflected in the income statement.

Participating interests
Participating interests in which ABN AMRO or one of its subsidiaries has a significant influence on commercial and financial policy are stated at net asset value determined in conformity with the policies applied in these financial statements. In accordance with these policies, movements in net asset value are recorded in shareholders' equity, such as revaluations and goodwill, or in the income statement. Tax payable on distributions is taken into account at the moment of the decision to make a distribution.

Goodwill arising from the acquisition of participating interests is charged to shareholders' equity.

Other participating interests, consisting principally of equity investments in companies in related lines of business, are shown either at market value at balance sheet date (listed participating interests) or at estimated realisable value (unlisted participating interests). Movements in the value of participating interests on which the bank does not exercise an influence are recorded, net of tax, in shareholders' equity. If the revaluation reserve formed in this manner for each participating interest is insufficient to absorb diminutions in value, such diminutions will be charged to the income statement in value adjustments to financial fixed assets.

Property and equipment

Premises used in operations, including land, are stated at current value based on replacement cost. These current values are estimated on a rolling basis by external appraisers, whereby each year at least 10% of the bank's buildings is appraised. The value of larger fittings is estimated once every five years. Buildings and fixtures and fittings are fully depreciated by the straight-line, method over their estimated useful life, with a maximum of fifty years. Movements in value, net of tax, are credited or charged to shareholders' equity on a long-term basis. Capital expenditures on rented premises are capitalised and also depreciated on a straight-line basis, taking into account the term of the lease. Property held for sale is stated at the lower of cost, including interest during construction, and estimated proceeds from sale.

Equipment, computer installations, software bought from third parties and the costs of internally developed software which relates to the development stage are stated at cost less straight-line depreciation over the estimated useful life.

Marketable servicing rights are capitalised at the lower of cost or net realisable value and amortised over their term.

Provisions

Pension or other retirement plans have been established for the employees in the Netherlands and the majority of staff employed outside the Netherlands in accordance with the regulations and practices of the countries in question. Most of these plans are administered by separate pension funds or third parties. The obligations are regarded as own obligations of ABN AMRO, irrespective of whether these are administered by a pension fund or in some other manner. Viewed against this background, the nature and substance of the plans are decisive for their treatment in the financial statements. In this respect, a distinction is made between defined contribution plans and defined benefit plans.

Defined benefit plan pension obligations are calculated in accordance with the projected unit credit method of actuarial cost allocation. Under this method, the present value of pension and other employee benefit obligations is determined on the basis of the number of active years of service up to balance sheet date, the estimated salary scale at the time of the expected retirement date and the market rate of interest on high-quality corporate bonds.

To determine the pension costs, the expected return on the plan assets is included in the calculation. Differences between the expected and actual return on the plan assets, as well as actuarial changes, are only recorded in the income statement if the total of these accumulated differences and changes exceeds a bandwidth of 10% of the largest of obligations under the plan or the fair value of the related plan assets. The part that exceeds the bandwidth is taken to the income statement over the members' remaining years of service. Additions in defined benefit obligations resulting from revised plans regarding prior service periods (past service cost) are also not recognised immediately in the period these benefits are vested but taken to the income statement over the members' remaining years of service. Any differences thus calculated between the pension costs and the contributions payable are accounted for as provision or prepayments. If the accumulated benefit obligation (the defined benefit obligation without considering future salary increases) exceeds the fair value of the plan assets of the pension fund, an additional liability (provision for pension obligations) may be required. This will be the case if this excess is greater than the provision for pension obligations already accounted for, taking into account the method described above.

If an additional provision for pension obligations is recognised, an equal amount, but not to exceed the amount of unrecognised prior service cost, is recognised as an intangible asset. Any amount not recognised as an intangible asset will be charged to shareholders' equity. Obligations relating to the early retirement of employees are treated in this context as pension obligations.

In the case of defined contribution plans, contributions owing are charged directly to the income statement in the year to which they relate.

Provisions for other post-retirement benefits, chiefly consisting of contributions to health insurance, and for payments to non-active employees are also computed on the basis of actuarial assumptions.

Insurance fund liabilities relate chiefly to provisions for life insurance. These are determined using actuarial methods and on the basis of the same principles as those used to calculate the premium. These provisions are periodically tested against changes in mortality statistics, interest rates and costs, and increased whenever deemed inadequate.

Technical provisions for plan assets exposure borne by policyholders are determined using the same principles as are applied for the valuation of the underlying plan assets.

Except for deferred tax liabilities, other provisions for commitments and risks are included at face value.

Taxes

In determining the effective tax rate, all timing differences between pre-tax profit determined on the basis of ABN AMRO accounting policies and the taxable amount in accordance with tax legislation, are taken into account. Deferred tax assets and liabilities are discounted to their present value on the basis of the net interest. Deferred tax assets are accounted for only if there is sufficient assurance about their collectibility. The addition to or withdrawal from the fund for general banking risks is taken into account when determining the effective tax rate.

Consolidated balance sheet at 31 December 2002 after profit appropriation

(in millions of euros)	2002	2001
Assets		
Cash 1	**9,455**	17,932
Short-dated government paper 2,5	**3,901**	12,296
Banks 3	**41,924**	49,619
Loans to public sector	***7,365***	*14,100*
Loans to private sector	***247,229***	*260,175*
Professional securities transactions	***56,309***	*71,055*
Loans 4	**310,903**	345,330
Interest-earning securities 5	**141,494**	123,365
Shares 5	**15,736**	16,794
Participating interests 6	**2,166**	2,420
Property and equipment 7	**6,982**	7,331
Other assets 8	**15,148**	11,088
Prepayments and accrued income 9	**8,309**	11,188
	556,018	597,363
Liabilities		
Banks 10	**95,884**	107,843
Savings accounts	***74,249***	*84,345*
Deposits and other client accounts	***165,034***	*173,441*
Professional securities transactions	***50,178***	*54,578*
Total client accounts 11	**289,461**	312,364
Debt securities 12	**71,209**	72,495
Other liabilities 8	**45,982**	45,633
Accruals and deferred income 9	**10,120**	12,349
Provisions 13	**13,238**	12,672
	525,894	563,356
Fund for general banking risks 14	**1,255**	1,381
Subordinated debt 15	**14,278**	16,283
Shareholders' equity 16	***10,781***	*11,787*
Minority interests 17	***3,810***	*4,556*
Group equity	**14,591**	16,343
Group capital	**30,124**	34,007
	556,018	597,363
Contingent liabilities 23	**44,176**	47,784
Committed facilities	**136,122**	145,570

Numbers stated against items refer to the notes.

Consolidated income statement for 2002

(in millions of euros)	2002	2001	2000
Revenue			
Interest revenue	***27,370***	*35,013*	*37,236*
Interest expense	***17,525***	*24,923*	*27,832*
***Net interest revenue* 26**	**9,845**	10,090	9,404
Revenue from securities and participating interests **27**	**369**	455	451
Commission revenue	***5,421***	*5,793*	*6,529*
Commission expense	***782***	*579*	*649*
***Net commissions* 28**	**4,639**	5,214	5,880
Results from financial transactions **29**	**1,477**	1,552	1,569
Other revenue **30**	**1,950**	1,523	1,165
Total non-interest revenue	**8,435**	8,744	9,065
Total revenue	**18,280**	18,834	18,469
Expenses			
Staff costs **31**	***7,250***	*7,653*	*7,460*
Other administrative expenses **32**	***4,567***	*5,161*	*4,801*
Administrative expenses	**11,817**	12,814	12,261
Depreciation **33**	**1,006**	957	941
Operating expenses	**12,823**	13,771	13,202
Provision for loan losses **34**	**1,695**	1,426	617
Release from fund for general banking risks **35**	**0**	0	(32)
Value adjustments to financial fixed assets **36**	**49**	24	(43)
Total expenses	**14,567**	15,221	13,744
Operating profit before taxes	**3,713**	3,613	4,725
Taxes **37**	**1,093**	998	1,324
Operating profit after taxes	**2,620**	2,615	3,401
Extraordinary revenue **38**	**0**	962	0
Extraordinary expenses **38**	**325**	147	900
Taxes on extraordinary result	**(120)**	(52)	(301)
Extraordinary result after taxes	**(205)**	867	(599)
Group profit after taxes	**2,415**	3,482	2,802
Minority interests **39**	**208**	252	304
Net profit	**2,207**	3,230	2,498
Earnings per ordinary share **40**	**1.39**	2.10	1.63
Fully diluted earnings per ordinary share **40**	**1.38**	2.09	1.62
Dividend per ordinary share	**0.90**	0.90	0.90

Numbers stated against items refer to the notes.

Consolidated cash flow statement for 2002

(in millions of euros)	2002	2001	2000
Group profit	**2,415**	3,482	2,802
Depreciation	**1,006**	957	941
Provision for loan losses less release from fund for general banking risks	**1,695**	1,426	585
Movement in provisions	**(723)**	(580)	1,085
Movement in interest receivable	**2,277**	383	(542)
Movement in interest payable	**(1,387)**	(1,660)	1,429
Movement in current tax	**331**	595	64
Other accruals and deferrals	**91**	811	872
Government paper and securities, trading	**(2,311)**	(835)	(12,230)
Other securities	**3,865**	4,975	(2,305)
Banks, other than demand deposits	**1,238**	(4,351)	11,788
Loans	**1,888**	1,135	(20,022)
Professional securities transactions *(included in loans)*	**5,890**	(9,241)	(15,043)
Total client accounts	**(3,451)**	8,292	27,005
Professional securities transactions *(included in total client accounts)*	**4,658**	8,971	10,782
Debt securities, excluding debentures and notes	**1,324**	2,962	(1,405)
Other assets and liabilities	**(14)**	(1,597)	3,750
Net cash flow from operations / banking activities	**18,792**	15,725	9,556
Purchase of securities for investment portfolios	***(144,584)***	*(99,189)*	*(61,839)*
Sale and redemption of securities from investment portfolios	***122,697***	*77,199*	*59,726*
Net outflow	**(21,887)**	(21,990)	(2,113)
Investments in participating interests	***(479)***	*(4,977)*	*(2,292)*
Sale of investments in participating interests	***280***	*1,752*	*202*
Net outflow	**(199)**	(3,225)	(2,090)
Capital expenditure on property and equipment	***(1,292)***	*(1,611)*	*(1,597)*
Sale of property and equipment	***497***	*414*	*214*
Net outflow	**(795)**	(1,197)	(1,383)
Net cash flow from investment activities	**(22,881)**	(26,412)	(5,586)
Increase in group equity	**106**	(126)	55
Repayment of preference shares	**0**	(415)	(528)
Issue of subordinated debt	**114**	4,048	1,452
Repayment of subordinated debt	**(964)**	(1,615)	(299)
Issue of debentures and notes	**8,815**	11,865	5,956
Repayment of debentures and notes	**(7,349)**	(4,003)	(5,941)
Cash dividends paid	**(999)**	(1,108)	(1,135)
Net cash flow from financing activities	**(277)**	8,646	(440)
Cash flow	**(4,366)**	(2,041)	3,530

For details refer to note 43.

Changes in shareholders' equity in 2002

(in millions of euros)	2002	2001	2000
Ordinary shares			
Opening balance	**862**	851	832
Exercised options and warrants	**2**	0	2
Conversion of convertible preference shares	**1**	0	1
Stock dividends	**25**	22	16
Redenomination	**0**	(11)	0
Closing balance	**890**	862	851
Preference shares			
Opening balance	**813**	823	823
Dematerialisation	**0**	(10)	0
Closing balance	**813**	813	823
Convertible preference shares			
Opening balance	**2**	2	3
Conversion	**(1)**	0	(1)
Closing balance	**1**	2	2
Share premium account			
Opening balance	**2,504**	2,518	2,480
Exercised options and conversion	**63**	8	51
Conversion of convertible preference shares	**1**	0	3
Stock dividends	**(25)**	(22)	(16)
Closing balance	**2,543**	2,504	2,518
General reserve and reserves prescribed by law			
Opening balance	**7,850**	8,376	7,982
Retained profit	**745**	1,810	1,074
Stock dividends	**828**	832	772
Goodwill and dilution of minority participating interest	**(201)**	(3,186)	(1,453)
Impact change in accounting policy pension costs	**(430)**	0	0
Addition to provision pension obligations	**(374)**	0	0
Realised revaluations	**186**	0	0
Other	**29**	18	1
Closing balance	**8,633**	7,850	8,376
Revaluation reserves			
Opening balance	**355**	300	320
Realised revaluations to general reserve	**(186)**	0	0
Revaluations	**(45)**	55	(20)
Closing balance	**124**	355	300
Exchange differences reserve			
Opening balance	**(476)**	(326)	(424)
Currency translation differences	**(1,622)**	(150)	98
Closing balance	**(2,098)**	(476)	(326)
Treasury stock			
Opening balance	**(123)**	(21)	(29)
Increase *(decrease)*	**(2)**	(102)	8
Closing balance	**(125)**	(123)	(21)
Total shareholders' equity	**10,731**	11,787	12,523

Notes to the consolidated balance sheet and income statement *(unless otherwise stated, all amounts are in millions of euros)*

1 Cash

This item includes legal tender and demand deposits with central banks in countries in which the bank has a presence.

2 Short-dated government paper

This item includes securities issued by public authorities, such as treasury paper, with original terms of two years or less, provided they can be refinanced with a central bank.

3 Banks (assets)

This item includes receivables, including professional securities transactions, from credit institutions, central banks and multilateral development banks not already recognised in cash. Securitised receivables are included in interest-earning securities or shares.

4 Loans and credit risk

This item includes amounts receivable in connection with loans, including professional securities transactions, insofar as these are not recognised in the banks item. Securitised receivables are included in interest-earning securities or shares.

In granting facilities and loans, the bank incurs a credit risk, i.e. the risk that the receivable will not be paid. This primarily concerns the balance sheet items banks, loans and interest-earning securities and off-balance sheet items. Concentration of credit risk could result in a material loss for the bank if a change in economic circumstances were to affect a whole industry or country.

Sector analysis of loans

	2002	2001
Public sector	**7,371**	14,114
Commercial	**142,296**	153,770
Retail	**108,965**	110,860
Professional securities transactions	**56,309**	71,055
Allowances for loan losses and sovereign risks	**(4,038)**	(4,469)
Loans	**310,903**	345,330

Collateral for private sector loans

Collateral is frequently demanded in connection with lending operations. The following tables analyse private sector loans by type of collateral. Unsecured loans also include loans for which the bank has the right to require collateral.

	2002	2001
Commercial		
Public authority guarantees	**3,233**	3,866
Mortgages	**20,859**	20,575
Securities	**1,764**	2,605
Bank guarantees	**2,896**	2,941
Other types of collateral and unsecured	**113,544**	123,783
Total commercial loans	**142,296**	153,770
Retail		
Public authority guarantees	**3,268**	3,030
Mortgages	**82,659**	83,798
Other types of collateral and unsecured	**23,038**	24,032
Total retail loans	**108,965**	110,860

Commercial loans by industry

	2002	2001
Agriculture, mining and energy	**13,877**	9,379
Manufacturing	**31,132**	31,482
Construction and real estate	**20,477**	20,268
Wholesale and retail trade	**19,280**	20,990
Transportation and communications	**14,375**	18,371
Financial services	**20,198**	22,025
Business services	**11,881**	16,534
Education, health care and other services	**11,076**	14,721
Total commercial loans	**142,296**	153,770

Loans per region

	2002	2001
Netherlands		
Public sector	**2,262**	2,550
Commercial	**54,319**	54,329
Retail	**80,664**	75,847
Professional securities transactions	**762**	1,883
Total Netherlands	**138,007**	134,609
North America		
Public sector	**1,129**	1,099
Commercial	**47,471**	51,658
Retail	**20,855**	25,353
Professional securities transactions	**41,709**	54,932
Total North America	**111,164**	133,042
Rest of the world		
Public sector	**3,980**	10,465
Commercial	**40,506**	47,783
Retail	**7,446**	9,660
Professional securities transactions	**13,838**	14,240
Total Rest of the world	**65,770**	82,148
Total	**314,941**	349,799

Movements in allowances for loan losses

	2002	2001	2000
Opening balance	**4,500**	4,195	4,458
Currency translation differences and other movements	**(590)**	(227)	233
Write-offs	**(1,711)**	(1,158)	(1,575)
Received after write-off	**142**	193	108
	2,341	3,003	3,224
Addition from net interest revenue	**107**	155	157
Addition from provision for loan losses	***2,308***	*2,052*	*1,278*
Transfer to provision for loan losses	***(627)***	*(710)*	*(464)*
Net increase	**1,681**	1,342	814
Closing balance	**4,129**	4,500	4,195

Sovereign risk

Loans and other exposures are often not restricted to the country of the lending branch, but also involve banks, public authorities and other clients in foreign countries, and are mostly denominated in foreign currencies. The total cross-border exposure is very substantial but relates mainly to OECD countries. An increased risk on these outstandings would arise if and insofar as government measures or extreme economic conditions in specific countries were to restrict debt servicing. Up until 2002, provisions were formed in such circumstances for debts of specific governments that were denominated in foreign currencies. With effect from 2002, a provision is formed only for payments that are overdue or are expected to become past due. In this way, loans to governments are not treated any differently from loans to other borrowers. Should this change have resulted in a release from the 2001 allowance, this amount is recognised as a discount to the particular loan.

Analysis of sovereign risk and allowances at 31 December 2002

	Exposure	Allowances
Central and Eastern Europe	150	4
Latin America and the Caribbean	550	127
Other countries	71	50
Total	771	181

Movements in sovereign risk allowances

	2002	2001	2000
Opening balance	**345**	272	533
Currency translation differences	**(42)**	12	36
Provision for loan losses	**14**	84	(197)
Other movements	**(136)**	(23)	(100)
Closing balance	**181**	345	272

Allowances for sovereign risks are charged to loans and interest-bearing securities.

Leasing

Loans include lease agreements in which ABN AMRO is the lessor.

Future minimum finance lease instalments and their present values are scheduled to mature as follows:

	[illegible]	[illegible]
Within one year	1,170	1,135
After one year and within five years	2,514	2,237
After five years	964	742
Total	4,648	4,114
Total of unearned financing income	528	
Residual value (not guaranteed) in favour of lessor	617	

Operationally leased assets can be analysed as follows:

	[illegible]
Within one year	2,716
After one year and within five years	5,671
After five years	71
Total	8,458
Of which:	
Vehicles	8,457
Computers	1
Equipment	0
Total	8,458

Other

The item loans includes subordinated debt amounting to EUR 5 million (2001: EUR 21 million), as well as loans securitised by the bank amounting to EUR 9.9 billion (2001: EUR 10.6 billion) in consideration of which debt paper issued is included in the balance sheet.

5 Securities

The balance sheet items short-dated government paper, interest-earning securities and shares include the investment portfolios, the trading portfolios, securitised receivables such as treasury paper and commercial paper, and equity participations.

Interest-earning securities forming part of an investment portfolio, which principally consist of central government bonds, serve as a liquidity buffer among others. The bank attempts to maximise the return on these instruments through a policy of active management. Equity investments held on a long-term basis are also included in the investment portfolios.

These balance sheet items can be analysed as follows:

	2002	2001
Investment portfolios	**100,823**	85,957
Trading portfolios	**48,965**	51,325
Short-dated government paper	**1,191**	3,126
Other bank paper	**3,269**	3,295
Other securities	**3,998**	6,145
Other shares	**1,190**	903
Equity participations	**1,695**	1,704
Total securities	161,131	152,455

of which:

	[illegible]		[illegible]	
	2002	2001	2002	2001
Public authority paper	**69,022**	63,077	**17,148**	13,435
Other interest-earning securities	**26,286**	18,643	**32,939**	40,506
Shares	**11,376**	14,054	**4,360**	2,740
Total securities	106,684	95,774	54,447	56,681

Listed securities include all securities which are traded on any stock exchange. Third parties hold legal title to part of the securities included in the portfolios. This is related to securities sold with repurchase commitments EUR 27,310 million (2001: EUR 41,532 million) and securities lending transactions EUR 5,222 million (2001: EUR 8,424 million). In addition, ABN AMRO borrowed securities totalling EUR 17,567 million (2001: EUR 37,730 million). These securities are not recorded in the balance sheet. The item interest-earning securities includes securities of a subordinated nature totalling EUR 144 million (2001: EUR 308 million) and non-subordinated interest-earning securities issued by group companies totalling EUR 726 million (2001: EUR 826 million).

As part of its securities brokerage activities, the bank also trades in ABN AMRO shares. In addition, shares were repurchased on the stock exchange in connection with staff options granted, performance share plan and to cover positions with clients. At balance sheet date, the treasury stock position of group companies included 5.7 million ABN AMRO Holding N.V. ordinary shares. The corresponding amount of EUR 125 million has been deducted from reserves.

An amount of EUR 30,307 million is scheduled for redemption in 2003.

Investment portfolios

The following analysis shows the book value and the fair value of ABN AMRO's investment portfolios. Fair value is based on quoted prices for traded securities and estimated market value for non-traded securities.

	2002			2001		
	Book value	[illegible]	Fair value	Book value	[illegible]	Fair value
Dutch government	**5,342**	**126**	**5,816**	5,016	114	5,291
US Treasury and US government agencies	**12,131**	**173**	**12,793**	10,520	124	10,586
Other OECD governments	**37,183**	**482**	**38,703**	26,035	536	26,943
Mortgage-backed securities	**23,774**	**259**	**24,645**	26,415	98	26,478
Other interest-earning securities	**16,175**	**145**	**16,452**	13,121	(40)	13,364
Total interest-earning securities and short-dated government paper	**94,605**	**1,185**	**98,409**	81,107	832	82,662
Shares	**6,218**		**6,218**	4,850		4,850
Total investment portfolios	**100,823**		**104,627**	85,957		87,512

The book value of the investment portfolios developed during 2002 as follows:

	[illegible]	[illegible]
Opening balance of investment portfolio	77,005	838
Movements:		
∘ Purchases	143,726	858
∘ Sales	(107,121)	(897)
∘ Redemptions	(14,679)	–
∘ Acquisitions / dispositions	(3)	(2)
∘ Revaluations	0	(54)
∘ Currency translation differences	(7,479)	(12)
∘ Other	1,546	22
Closing balance of investment portfolio	92,995	753
Closing balance of policyholder accounts	1,610	5,465
Total investment portfolios	94,605	6,218
Revaluations included in closing balance	–	–
Diminutions in value included in closing balance	–	89

Premiums and discounts on the investment portfolios are amortised. The purchase price of the investment portfolios, including unamortised amounts from replacement transactions, was EUR 286 million above the redemption value.

Trading portfolios

The following table analyses the composition of the trading portfolios.

	2002	2001
Dutch government	**955**	541
US Treasury and US government agencies	**12,104**	16,476
Other OECD governments	**16,199**	13,823
Other interest-earning securities	**13,074**	11,148
Total interest-earning securities	**42,332**	41,988
Shares	**6,633**	9,337
Total trading portfolios	**48,965**	51,325

Other securities

The following table analyses the book value and fair value of other securities.

	2002		2001	
	[illegible]	[illegible]	[illegible]	[illegible]
Short-dated government paper	**1,191**	**1,176**	3,126	3,146
Other bank paper	**3,269**	**3,269**	3,295	3,295
Other securities	**3,998**	**3,505**	6,145	6,144
Total interest-earning securities	**8,458**	**7,950**	12,566	12,585
Shares and equity participations	**2,885**	**2,821**	2,607	2,449
Total other securities	**11,343**	**10,771**	15,173	15,034

6 Participating interests

This item includes equity participations held on a long-term basis for the purpose of business operations.

	2002	2001
Credit institutions	**1,034**	1,152
Other participating interests	**1,132**	1,268
Total participating interests	**2,166**	2,420
Development:		
Opening balance	**2,420**	2,026
Movements:		
◦ Purchases / increases	**196**	185
◦ Sales / reductions	**(176)**	(118)
◦ Revaluations	**0**	48
◦ Share in results of significant participations interest	**78**	35
◦ Dividends received from significant participations interest	**(21)**	(30)
◦ Other	**(331)**	274
Closing balance	**2,166**	2,420
Revaluations included in closing balance	**1**	50

Participating interests with official stock exchange listings represented a book value of EUR 674 million (2001: EUR 914 million).

7 Property and equipment

	2002	2001
Property used in operations	**3,028**	3,456
Other property	**2,300**	1,907
Equipment	**1,654**	1,968
Total property and equipment	**6,982**	7,331

At 31 December 2002 EUR 363 million of internally generated software was capitalised under equipment.

	[illegible]	[illegible]	[illegible]	[illegible]
Development:				
Opening balance	7,331	3,456	1,907	1,968
Movements:				
◦ Purchases	1,292	206	259	827
◦ Sales	(497)	(157)	(195)	(145)
◦ Revaluations	3	3	0	0
◦ Depreciation 1	(1,094)	(197)	0	(897)
◦ Acquisitions / dispositions	(4)	(11)	0	7
◦ Currency translation differences	(546)	(288)	(56)	(202)
◦ Other 2	497	16	385	96
	(349)	(428)	393	(314)
Accumulated amounts:				
Replacement cost	11,446	4,449	2,303	4,694
Depreciation	(4,464)	(1,421)	(3)	(3,040)
Closing balance	6,982	3,028	2,300	1,654
Revaluations included in closing balance	147	144	3	0

1 *Depreciation of equipment includes a EUR 88 million write-off of assets relating to restructuring.*
2 *Other of Other property comprises the net increase from property development activities.*

Legal title to property and equipment totalling EUR 88 million (2001: EUR 119 million) is held by third parties.

Payables with respect to finance lease agreements are:

	[illegible]
Within one year	17
After one year and within five years	11
Total	28

8 Other assets and other liabilities

These items include those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, current tax assets (2002: EUR 408 million) and current tax liabilities (2002: EUR 1,447 million), deferred tax assets (2002: EUR 1,523 million), an intangible asset on account of unrecognised prior service pension cost (2002: EUR 432 million), options, servicing rights, precious metals and other goods, balances of payment transactions still to be settled, short securities positions and market value of interest rate and currency contracts as part of trading activities. Options on behalf of customers are also included (2002: EUR 295 million).

9 Prepayments and accrued income and accruals and deferred income

These items include revenue and expenses recognised in the period under review but whose actual receipt or payment falls in a different period, as well as the total net difference between contract rates and spot rates on foreign exchange hedging operations.

10 Banks (liabilities)

This item comprises debts, including amounts on account of professional securities transactions, to credit institutions, central banks and multilateral development banks.

11 Total client accounts

This item includes total client balances held in current accounts, savings accounts and deposits, as well as debts on account of professional securities transactions and non-subordinated private loans.

	2002	2001
Savings accounts	**74,249**	84,345
Corporate deposits	**75,833**	87,838
Professional securities transactions	**50,178**	54,578
Other client accounts	**89,201**	85,603
Total client accounts	289,461	312,364

12 Debt securities

This item includes non-subordinated debt and other negotiable interest-bearing debt securities.

	2002	2001
Debentures and notes	**40,678**	41,976
Cash notes, savings certificates and bank certificates	**6,579**	7,666
Certificates of deposit and commercial paper	**23,952**	22,853
Total debt securities	71,209	72,495

The debentures are issued principally in the Dutch capital market and the Euromarket and are denominated mostly in euros and US dollars. The commercial paper programme is conducted mainly in the United States and is denominated in US dollars. The other debt securities are instruments used in markets in which ABN AMRO is active and are usually denominated in local currencies. At 31 December 2002, debt securities denominated in euros amounted to EUR 36,687 million and those denominated in US dollars to EUR 25,511 million.

At 31 December 2002 the debentures and notes, originally issued in the Dutch capital market, included EUR 13,405 million of variable rate obligations. In addition, EUR 5,145 million of the debentures and notes had been converted into variable rate obligations through the use of asset-liability management derivative contracts. The average interest rate on the debentures and notes, adjusted to reflect the effect of asset-liability management derivative contracts at year-end 2002, was 3.62%.

Maturity analysis of debt securities

	2002	2001
Within one year	**33,489**	40,614
After one and within two years	**7,507**	5,276
After two and within three years	**2,132**	3,843
After three and within four years	**5,255**	2,794
After four and within five years	**4,963**	3,765
After five years	**17,863**	16,203
Total debt securities	**71,209**	72,495

13 Provisions

	2002	2001
Provisions for deferred tax liabilities *(see note 37)*	**714**	741
Provisions for pension obligations *(including early retirement)*	**880**	124
Provisions for contributions to health insurance after retirement	**309**	184
Other staff provisions	**203**	213
Insurance fund liabilities	**10,015**	10,123
Restructuring provisions	**290**	519
Other provisions	**827**	768
Total provisions	**13,238**	12,672

The other staff provisions refer in particular to occupational disability and other benefits, except early retirement benefits, payable to non-active employees. Provisions formed for staff benefit schemes due to restructuring are accounted for as restructuring provisions. Insurance fund liabilities include the actuarial reserves and the premium and claims reserves of the group's insurance companies.

More details regarding the restructuring provisions are given in note 38.

Provisions are generally long-term in nature.

	[illegible]	[illegible] insurance	Other staff [illegible]	Re- [illegible]	Other [illegible]
Opening balance	124	184	213	519	768
Movements:					
◦ Effect of change in accounting policies	551	91	–	–	–
◦ Additions from equity / assets	1,004	–	–	–	–
◦ Additions from income statement	319	71	13	415	143
◦ Expenses charged to provisions	(1,061)	(23)	(21)	(588)	(84)
◦ Currency translation differences	(2)	(14)	(2)	(56)	0
◦ Others	(55)	0	0	0	0
Closing balance	**880**	**309**	**203**	**290**	**827**

The following tables summarise the change in benefit obligations and plan assets of the main pension plans and other employee benefit plans based on FAS 87 and FAS 106 as well as the funded status of the plans.

	[illegible]	[illegible]
Opening balance	7,935	513
Movements in projected benefit obligations:		
◦ Service cost	272	20
◦ Interest cost	495	36
◦ Employee contributions / refunds	7	0
◦ Actuarial (gain) / loss	336	(17)
◦ Benefits paid	(274)	(20)
• Plan amendments	12	0
◦ Settlement / curtailment	0	(15)
◦ Currency translation differences	(300)	(40)
◦ Others	358	59
Closing balance	**8,841**	**536**

	[illegible]	[illegible]
Opening balance	6,642	19
Movements in plan assets:		
◦ Actual return of plan assets	(702)	(5)
◦ Employee contributions / refunds	7	0
◦ Employer's contribution	1,061	4
◦ Benefits paid	(274)	(3)
◦ Settlement / curtailment	0	0
◦ Currency translation differences	(269)	(1)
◦ Others	311	11
Closing balance *(fair value)*	**6,776**	**25**

	[illegible]	[illegible]
Funded status / (deficits)	(2,065)	(511)
Unrecognised net actuarial (gain) / loss	1,734	158
Unrecognised prior service cost	457	10
Unrecognised transition obligation	(2)	34
Prepaid / (accrued) benefit cost	**124**	**(309)**

The weighted averages of the main actuarial assumptions used to determine the value of the provisions for pension commitments and contributions to health insurance as at 31 December were as follows:

	2002	2001
Pensions		
◦ Discount rate	**5.4**	6.0
◦ Expected increment in salaries	**3.4**	3.9
◦ Expected return on investments	**7.3**	7.3
Health insurance:		
◦ Discount rate	**5.4**	6.0
◦ Average rise in the costs of health care	**5.5**	5.2

The expected return on investments regarding pension obligations is weighted on the basis of the fair value of these investments. All other assumptions are weighted on the basis of the defined benefit plan obligations.

Unrecognised service cost refers to the additional pension obligations resulting from the lowering of the retirement age to 62 years for the employees in the Netherlands with effect from 1 January 2000, and will be amortised over the average remaining years of service of the employees.

For the pension plans in the Netherlands, accumulated pension obligations (excluding future salary increases) exceeded the value of pension plan assets by EUR 974 million as at 31 December 2002. Taking into account a receivable from the Pension Fund, an additional obligation of EUR 1,004 million has been provided for, of which EUR 572 million (net EUR 374 million) has been charged to stockholders'equity and EUR 432 million is recognised as an intangible asset under Other assets.

Assumptions relating to movements in health care significantly affect the amounts disclosed for contributions to post-retirement health care. An increase of 1% in the assumed movement in the costs of health care would result in the accumulated obligation for other post-retirement benefits increasing by approximately EUR 99 million as at 31 December 2002, and the net period costs of other post-retirement benefits for 2002 going up by EUR 10 million. Conversely, a decrease of 1% in the assumed movement of the costs of health care would result in the two latter amounts declining by approximately EUR 82 million and EUR 9 million, respectively.

14 Fund for general banking risks

The fund for general banking risks covers general risks associated with lending and other banking activities. The fund is net of tax and forms part of tier 1 capital; it is maintained partly in currencies other than the euro.

	2002	2001
Opening balance	**1,381**	1,319
Movements:		
Acquisitions	**0**	75
Disposition (EAB)	**0**	(53)
Currency translation differences	**(126)**	40
Closing balance	**1,255**	1,381

15 Subordinated debt

This item includes subordinated debentures and loans which, according to the standards applied by the Dutch central bank, qualify for the consolidated capital adequacy ratio. It comprises debt subordinated to all other current and future liabilities of ABN AMRO Holding N.V (2002: nil; 2001: EUR 292 million), as well as subordinated borrowings of consolidated participating interests. Subordinated debt raised by ABN AMRO Bank N.V. amounts to EUR 8,398 million (2001: EUR 8,839 million) and by its subsidiaries EUR 5,880 million (2001: EUR 7,152 million) In general, early repayment, in whole or in part, is not permitted. The average interest rate on subordinated debt was 6.2%.

Maturity analysis of subordinated debt

	2002	2001
Within one year	**150**	728
After one and within two years	**467**	148
After two and within three years	**1,292**	495
After three and within four years	**1,273**	1,489
After four and within five years	**1,499**	1,429
After five years	**9,597**	11,994
of which		
Preference shares qualifying as tier 1 capital	***2,018***	*2,562*
Other perpetual	***2,136***	*2,226*
Total subordinated debt	**14,278**	16,283

Subordinated debt as at 31 December 2002 was denominated in euros to an amount of EUR 7,984 million and in US dollars to an amount of EUR 6,118 million, and included EUR 3,049 million of variable rate obligations.

16 Shareholders' equity

	2002	2001	2000
Share capital	**1,704**	1,677	1,676
Reserves	**9,202**	10,233	10,868
	10,906	11,910	12,544
Treasury stock	**(125)**	(123)	(21)
Total shareholders' equity	**10,781**	11,787	12,523

For further information reference is made to the section on changes in shareholders' equity.

Share capital

The authorised share capital of ABN AMRO Holding N.V. amounts to EUR 4,704,000,224 face value and consists of one hundred priority shares, four billion ordinary shares, one billion preference shares and one hundred million convertible preference shares, each of which is convertible into four ordinary shares.

The issued and paid-up share capital is made up of the following numbers of shares:

Priority share (face value EUR 2.24)	1
Ordinary shares (face value EUR 0.56)	1,591,303,519
Preference shares (face value EUR 2.24)	362,503,010
Convertible preference shares (face value EUR 2.24)	521,303

On 31 December 2002, 5,700,000 ordinary shares were repurchased in connection with the Performance Share Plan and future exercise of staff options.

The preference shares are registered shares; the dividend has been fixed with effect from 1 January 2001 at 5.55% of the face value. This percentage will be adjusted on 1 January 2011 in the manner stipulated in the articles of association.

Dividend on convertible preference shares has been fixed at EUR 1.72 (rounded) per share per annum until the end of 2003. Holders of convertible preference shares can convert their shares into 2.1 million ordinary shares until 31 October 2003, on payment of EUR 0.79 (rounded) per ordinary share.

Reserves

	2002	2001	2000
Share premium account	**2,543**	2,504	2,518
Revaluation reserves	**124**	355	300
Other reserves prescribed by law	**297**	258	207
General reserve	***8,336***	*7,592*	*8,169*
Exchange differences reserve	***(2,098)***	*(476)*	*(326)*
Other reserves	**6,238**	7,116	7,843
Total reserves	**9,202**	10,233	10,868

The share premium account is regarded as paid-up capital for tax purposes. The share premium account relating to convertible preference shares amounts to EUR 14 million (2001: EUR 18 million; 2000: EUR 21 million).

In 2002 the realised revaluation of EUR 186 million has been transferred from the revaluation reserve to the general reserve. The remaining revaluation reserve is regarded as a legal reserve. The expected stock dividend percentage (58%) for the final dividend was taken into consideration.

Staff options

Apart from Managing Board members and other senior executives, employees of ABN AMRO in the Netherlands are periodically offered the opportunity to acquire equity options whose value is related to the option exercise price. The exercise price of staff options is equal to the average of the highest and lowest ordinary share price quoted on Euronext Amsterdam on the date of grant. With effect from 2002, options awarded to the Managing Board and other senior executives are of a conditional nature. The options cannot be exercised for at least three years from the date of grant and then only if specific performance indicators have been achieved in the intervening period. If the criteria are not met, the test may be applied in up to three subsequent years. If they are not met at all within six years from the date of grant, the options will lapse. The total term of the options has been extended from seven years to ten years. Also with effect from 2002, options of a conditional nature have been granted to some 1,200 employees directly reporting to the bank's senior executives. The terms and conditions are the same as those applicable to the options awarded to senior executives.

The majority of the non-conditional options is not exercisable during the first three years from the date of grant. Open periods have been established for senior executives and other designated persons. This category of staff is not permitted to exercise its options outside the open periods, except on the expiration date and the preceding five working days, subject to certain conditions. In 2002, approximately 18,000 employees exercised the right to take equity options.

In 2000, 2001 and 2002, the price of options exercised ranged from EUR 6.71 to EUR 24.11. If fully exercised, the options at year-end 2002 would have increased the number of ordinary shares by 58.3 million (see following analysis).

Year of expiration	[illegible]	[illegible]	[illegible]
2003	13,898	22.58	17.28 – 23.52
2004	10,365	20.83	18.10 – 24.32
2005	5,653	21.18	17.95 – 24.11
2007	4,572	21.30	21.30
2008	9,604	22.73	22.34 – 23.14
2009	4,414	20.42	20.42
2012	9,828	19.11	17.46 – 19.53
Total	**58,334**	**21.31**	**17.28 – 24.32**

	2002		2001	
Opening balance	**50,658**	**21.23**	42,016	20.46
Movements:				
Options granted to Managing Board members	**592**	**19.53**	550	23.14
Options granted to other senior management	**7,392**	**19.53**	4,335	23.14
Other options granted	**6,540**	**19.57**	6,583	21.28
Options exercised	**(5,051)**	**16.31**	(2,524)	12.06
Options expired and cancelled	**(1,797)**	**18.95**	(302)	20.59
Closing balance	**58,334**	**21.31**	50,658	21.23
Of which conditional	**9,828**	**19.11**	–	–

To settle the options granted, with effect from 1 January 2001, ABN AMRO each year makes available new ordinary shares up to 1% of the issued ordinary shares. The total of outstanding options settled through the issuance of new ordinary shares will not exceed 10% of the issued ordinary shares.

To settle additional options granted above these limits, ABN AMRO will repurchase shares in the open market or hedge these options through derivative transactions. If all rights are fully exercised, shareholders' equity would increase by an amount of EUR 1,243 million.

Deliveries on options exercised in 2002 were made from share repurchases on the date of grant (1,064,904 shares) and from new shares issued on the exercise date (3,986,254 shares).

If ABN AMRO had based the cost of staff options granted in 2002 at the fair value of the options at the date of grant instead of the intrinsic value of the options, net profit and earnings per ordinary shares would have been EUR 40 million and EUR 0.03 lower respectively.
For additional information see 'Other information Remunerations shares and options'.

17 Minority interests

This item comprises the share of third parties in the equity of subsidiaries and other group companies, as well as preferred stock issued to third parties by subsidiaries in the United States. The right to repayment of this preferred stock is in all cases vested in the issuing institution, but repayment is also subject to approval of the supervisory authorities. If this right is not exercised, preference shares without fixed dividend entitlement qualify for a dividend step-up. In terms of dividend and liquidation rights, Trust preferred shares are comparable to ABN AMRO Holding N.V. preference shares.

	2002	2001	2000
Cumulative preference shares			
Non-cumulative preference shares			
◦ Trust preferred shares with fixed dividend	**2,382**	2,834	2,689
◦ Other shares with fixed dividend	**384**	458	480
◦ Other shares with dividend step-up	**270**	321	1,027
Other minority interests	**774**	943	1,091
Total	3,810	4,556	5,287

	2002	2001	2000
Opening balance	**4,556**	5,287	4,945
Movements:			
Currency translation differences	**(732)**	244	413
Acquisitions / disposition	**0**	(413)	0
Redemption / repurchase of preference shares	**0**	(415)	(528)
Others	**(14)**	(147)	457
Closing balance	3,810	4,556	5,287

18 Capital adequacy

The standards applied by the Dutch central bank for the principal capital ratios are based on the capital adequacy guidelines of the European Union and the Basel Committee for Banking Supervision. These ratios compare the bank's total capital and tier 1 capital with the total of risk-weighted assets and off-balance sheet items and the market risk associated with the trading portfolios. The minimum requirement for the total capital ratio and tier 1 ratio is 8% and 4% respectively of risk-weighted assets.

The following table analyses actual capital and the minimum standard in accordance with supervisory requirements.

	2002		2001	
	[illegible]	[illegible]	[illegible]	[illegible]
Total capital	**18,366**	**26,493**	21,871	29,814
Total capital ratio	**8.0%**	**11.54%**	8.0%	10.91%
Tier 1 capital	**9,183**	**17,178**	10,935	19,224
Tier 1 capital ratio	**4.0%**	**7.48%**	4.0%	7.03%

19 Accounts with participating interests

Amounts receivable from and payable to participating interests included in the various balance sheet items totalled:

	2002	2001
Banks *(assets)*	**24**	109
Loans	**396**	247
Banks *(liabilities)*	**480**	332
Total client accounts	**9**	27

20 Maturity

Short-dated liabilities and demand deposits are generally matched by cash, assets that can be realised at short notice or lending operations as part of the interest rate risk policy. The balance sheet is already presented in descending order of liquidity. A number of items containing assets or liabilities with varying maturities are analysed in the following table. This analysis does not include liquid assets such as cash and short-dated government paper and the bond investment portfolios, which by their nature can be realised at short notice. In every country in which ABN AMRO is active, liquidity satisfies the standards imposed by the supervisory authorities.

Maturity analysis

(in billions of euros)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Banks *(liabilities)*	19	52	11	12	2
Savings accounts	19	47	3	5	0
Deposits and other client accounts *(including professional securities transactions)*	84	111	10	6	4
Debt securities	0	21	12	20	18
Subordinated debt	0	0	0	4	10
Banks *(assets)*	17	20	3	1	1
Loans *(including professional securities transactions)*	22	107	31	58	93

21 Currency position

Of total assets and total liabilities, amounts equivalent to EUR 336 billion and EUR 333 billion respectively are denominated in currencies other than the euro. Positions arising from balance sheet items are generally hedged by foreign exchange contracts not included in the balance sheet. The actual currency positions arising out of the bank's proprietary foreign exchange dealing activities are of limited size. Capital invested in operations outside the Netherlands is largely funded in euros. Part of the resulting currency positions is used to offset movements in required capital for foreign-currency risk-bearing assets, which is also due to exchange rate fluctuations. Similar reasoning lies behind the policy of issuing preferred stock and subordinated debt in foreign currencies.

22 Collateral provided

In connection with collateral provided for specific liabilities and off-balance sheet commitments, as well as for transactions in financial markets, specific assets are not freely available. This relates to cash (EUR 2.8 billion), securities (EUR 20.7 billion) and loans (EUR 34.8 billion). Collateral has been provided for liabilities included in banks (EUR 19.7 billion), debt securities (EUR 22.7 billion) and client accounts (EUR 5.3 billion).

23 Contingent liabilities

	2002	2001
Commitments with respect to guarantees granted	**39,754**	43,334
Commitments with respect to irrevocable letters of credit	**4,370**	4,379
Commitments with respect to recourse risks arising from discounted bills	**52**	71
	44,176	47,784

24 Derivatives

Derivatives are financial instruments, the contracted or notional amounts of which are not included in the balance sheet either because rights and obligations arise out of one and the same contract, the performance of which is due after balance sheet date, or because the notional amounts serve merely as variables for calculation purposes. Examples of derivatives are forward exchange contracts, options, swaps, futures and forward rate agreements. The underlying value may involve interest rate, currency, commodity, bond or equity products or a combination of these. Derivatives transactions are conducted as a trading activity (also on behalf of clients) and as a hedge against ABN AMRO's own interest rate and currency exposure.

The degree to which ABN AMRO is active in the respective markets or market segments is shown in the following analysis by means of notional amounts (including maturity profile based on remaining term). The notional amounts, however, give no indication of the size of the cash flows and the market risk or credit risk attaching to derivatives transactions.

The market risk arises from movements in variables determining the value of derivatives, such as interest rates and quoted prices. The credit risk is the loss that would arise if a counterparty were to default. This is related, however, to the market risk since the extent of the credit risk is in part determined by actual and expected market fluctuations. In calculating the credit risk shown in the following table, netting agreements and other collateral have not been taken into consideration.

Derivatives transactions

(in billions of euros)

		[illegible]				[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Interest rate contracts						
OTC	Swaps	682	1,135	146	1,963	53
	Forwards	231	7	0	238	0
	Options	110	176	7	293	3
Exchange-traded	Futures	183	52	0	235	–
	Options	86	22	0	108	0
Currency contracts						
OTC	Swaps	248	51	17	316	8
	Forwards	365	10	0	375	8
	Options	65	3	0	68	1
Exchange-traded	Futures	3	1	0	4	–
	Options	1	0	0	1	0
Other contracts						
OTC	Forwards/Swaps	5	24	2	31	1
	Options	9	10	1	20	1
Exchange traded	Futures	8	0	0	8	–
	Options	17	5	0	22	0
Total derivatives		2,013	1,496	173	3,682	75

The following tables give an indication of the notional amounts and (average) market values of the principal types of trading portfolio contracts and hedging portfolio contracts (i.e. contracts entered into as part of the bank's interest rate and exchange rate policies). Intercompany transactions between hedging and trading portfolios have not been eliminated from the figures.

Trading portfolio derivatives transactions in 2002

(in millions of euros)

	Notional amounts	Market value		Average market value	
		Positive	Negative	Positive	Negative
Interest rate contracts					
Swaps	2,111,469	56,555	53,061	38,314	34,553
Forwards	236,819	165	152	134	236
Options purchased	200,820	3,526	–	2,748	–
Options sold	205,081	–	3,117	–	2,601
Futures	222,580	–	–	–	–
Total interest rate contracts	2,976,769	60,246	56,330	41,196	37,390
Currency contracts					
Swaps	316,396	8,628	11,339	6,332	8,217
Forwards	371,939	8,163	7,999	7,808	6,150
Options purchased	32,796	812	–	707	–
Options sold	33,465	–	763	–	2,826
Futures	3,694	–	–	–	–
Total currency contracts	758,290	17,603	20,101	14,847	17,193
Other contracts					
Equity options purchased	19,992	1,483	–	468	–
Equity options sold	22,045	–	1,896	–	967
Other equity and commodity contracts	38,941	715	516	1,519	1,544
Total other contracts	80,978	2,198	2,412	1,987	2,511

Trading portfolio derivatives transactions in 2001

(in millions of euros)

	Notional amounts	Market value		Average market value	
		Positive	Negative	Positive	Negative
Interest rate contracts	2,582;840	30,721	27,881	25,248	20,608
Currency contracts	743,339	15,153	12,383	15,377	15,035
Other contracts	58,674	2,285	3,331	1,188	2,046

Hedging portfolio derivatives transactions

(in millions of euros)

	2002			2001		
	Notional [illegible]	[illegible]	[illegible]	Notional [illegible]	[illegible]	[illegible]
Interest rate contracts						
Swaps	**222,310**	**4,189**	**6,066**	226,865	2,885	4,197
Forwards	**3,248**	**10**	**10**	4,224	2	3
Options purchased	**4,620**	**53**	**-**	6,356	61	-
Futures	**11,993**	**-**	**-**	15,196	-	-
Total interest rate contracts	**242,171**	**4,252**	**6,076**	252,641	2,948	4,200
Currency contracts						
Swaps	**7,298**	**165**	**233**	5,642	62	291
Forwards	**11,346**	**229**	**231**	21,465	413	284
Options purchased	**1,887**	**30**	**-**	933	9	-
Total currency contracts	**20,531**	**424**	**464**	28,040	484	575

Derivatives and capital adequacy requirements

In determining the capital adequacy requirement, both existing and future credit risk is taken into account. To this end the current potential loss, i.e. the positive replacement value based on market conditions at balance sheet date, is increased by a percentage of the relevant notional amounts, depending on the nature and remaining term of the contract. This method takes into account the possible adverse development of the positive replacement value during the remaining term of the contract. The following analysis shows the resulting credit equivalent, both unweighted and weighted for the counterparty risk (mainly banks). The figures allow for the downward impact of netting agreements and other collateral on risk exposure and capital adequacy.

Credit equivalent

(in billions of euros)

	2002	2001
Interest rate contracts	**64.5**	38.7
Currency contracts	**28.7**	31.1
Other contracts	**5.8**	4.5
	99.0	74.3
Effect of contractual netting	**64.3**	41.1
Unweighted credit equivalent	**34.7**	33.2
Weighted credit equivalent	**9.2**	10.0

25 Memorandum items

Apart from the memorandum items stated, non-quantified guarantees have been given for the bank's securities custody operations, for interbank bodies and institutions and for participating interests. Collective guarantee schemes apply to group companies in various countries. Furthermore, statements of liability have been issued for a number of group companies.

Legal proceedings have been initiated against ABN AMRO in a number of jurisdictions, but on the basis of information currently available, and having taken counsel with legal advisers, the Managing Board is of the opinion that the outcome of these proceedings is unlikely to have a material adverse effect on the consolidated financial position and the consolidated operations of ABN AMRO.

For 2003, investment in property and equipment is estimated at EUR 1.2 billion, of which ABN AMRO is already committed to an amount of EUR 170 million.

Though ABN AMRO has sold a part of its loan portfolio, partly through credit-enhanced or non-credit enhanced securitisation, it still holds legal title to some of these loans. In most cases these loans are also serviced by ABN AMRO. The bank also services loans granted by other institutions. The following table states the outstandings at 31 December 2002.

	[illegible]
Legal title to loans sold	1,247
Loans serviced for third parties	159,057
Loans sold with credit enhancement	1,259

Future rental commitments at 31 December 2002 for long-term lease contracts were as follows:

	[illegible]
Within one year	248
After one year and within five years	760
After five years	792

In December 2002, we reached an agreement with EDS on an IT outsourcing contract for WCS. The contract covers the provision of technology services and applications maintenance in the major countries in which WCS operates. The total value of the contract is expected to be valued at approximately EUR 1.3 billion based on a five-year period.

26 Net interest revenue

This item comprises interest revenue from loans, investments, other lending, interest expense on borrowings by ABN AMRO and client accounts, as well as the results from interest rate and foreign exchange contracts entered into for hedging purposes. Other revenue from loans is also included. Interest revenue from interest-earning securities amounted to EUR 6,379 million (2001: EUR 6,624 million). Interest expense on subordinated debt totalled EUR 944 million (2001: EUR 961 million).

27 Revenue from securities and participating interests

This item includes the share in net profit or loss of participating interests on which ABN AMRO exercises a significant influence. Dividends received from shares and other participating interests are also included, as are the results from sales of shares from the investment portfolio and investments in participating interests insofar as these are not treated as value adjustments to financial fixed assets (see note 41 'Segment Information' for more details).

	2002	2001	2000
Revenue from shares and equity participations	**79**	75	130
Revenue from participating interests	**290**	380	321
Total revenue from securities and participating interests	**369**	455	451

28 Net commissions

This item includes revenue from securities brokerage, domestic and international payments, asset management, insurance, guarantees, leasing and other services. Amounts paid to third parties are shown as commission expense.

	2002	2001	2000
Securities brokerage	**1,269**	1,674	2,405
Payment services	**1,348**	1,394	1,385
Asset management and trust	**862**	885	712
Insurance	**165**	202	212
Guarantees	**170**	158	163
Leasing	**185**	179	158
Other	**640**	722	845
Total commissions	**4,639**	5,214	5,880

29 Results from financial transactions

This includes results from securities trading, foreign exchange dealing and derivatives transactions. The category other includes trading LDC debt securities, currency translation differences on investments – other than those included in tangible fixed assets – in branches, subsidiary and participating interests in hyper-inflationary countries, results from private equity positions as well as results from transactions in connection with hedging of the foreign currency profit.

	2002	2001	2000
Securities trading	**492**	787	426
Foreign exchange dealing	**679**	486	570
Derivatives transactions	**388**	502	508
Other	**(82)**	(223)	65
Total result from financial transactions	**1,477**	1,552	1,569

30 Other revenue

This includes revenue from mortgage-servicing rights and mortgage origination, property development, other revenue from car leasing activities and results from the insurance companies forming part of the group.

The insurance companies achieved the following results:

	[illegible]	[illegible]
Net premium income	1,639	452
Investment income	(117)	119
Insurance expenses	(1,385)	(394)
Total result of insurance companies	137	177

31 Staff costs

	2002	2001	2000
Salaries *(including bonuses, etc.)*	**5,258**	5,981	5,754
Pension costs *(incl. early retirement)*	**384**	188	165
Health insurance after retirement	**71**	20	22
Social insurance and other staff costs	**1,537**	1,464	1,519
Total staff costs	**7,250**	7,653	7,460
Average number of employees (headcount):			
Netherlands	**34,090**	36,630	38,476
Foreign countries	**73,326**	75,576	74,916
Total average number of employees *(headcount)*	**107,416**	112,206	113,392

Pension costs and contributions to health insurance for 2002 borne by the company consist of a number of items. These are shown in the following table.

	[illegible]	[illegible]
Service cost	272	20
Interest cost	495	36
Expected return of plan assets	(506)	(3)
Net amortization of prior service cost	56	0
Net amortization of transition obligation	0	6
Net amortization of net actuarial (gain) / loss	2	12
Defined benefit plans	319	71
Defined contribution plans	65	0
Total	384	71

32 Other administrative expenses

This item includes office overhead, automation costs, advertising costs and other general expenses.

ABN AMRO also leases premises and space in other buildings for its principal activities. The leases generally are renewable and provide for payment of rent and certain other occupancy expenses. Total rent expense for all contracts amounted to EUR 334 million in 2002, EUR 373 million in 2001 and EUR 341 million in 2000.

33 Depreciation

This item is made up of depreciation of buildings and equipment.

34 Provision for loan losses

This item includes provisions for uncollectable outstandings.

35 Addition to the fund for general banking risks

This item includes the addition to or release from the fund, management's intention being to maintain the fund at a level equal to approximately 0.5% of risk-weighted total assets.

36 Value adjustments to financial fixed assets

Financial fixed assets include the bond and equity investment portfolios and participating interests on which the bank does not exercise an influence. Diminutions in value of the bond investment portfolio may relate to a permanent deterioration of the debtor's quality. These diminutions in value and the diminutions in value below the purchase price of shares and participating interests on which no influence is exercised, together with amounts released in respect of earlier diminutions in value, are included in this item. Results from dispositions below purchase price are likewise treated as diminutions in value.

37 Taxes

The overall effective tax rate increased from 27.6% in 2001 (21.4% including sale of EAB and restructuring charge) to 29.4% in 2002 (28.7% including restructuring charge).

	2002	2001	2000
Dutch tax rate	**34.5%**	35.0%	35.0%
Effect of deviating tax rate in foreign countries	**(4.5%)**	(5.1%)	(2.5%)
Effect of tax-exempt revenue in the Netherlands	**0.4%**	(2.0%)	(4.1%)
Other	**(1.0%)**	(0.3%)	(0.4%)
Effective tax rate on operating profit	**29.4%**	27.6%	28.0%

Taxes amounted to EUR 973 million, including a deferred tax income of EUR 326 million (2001: including a deferred tax expense of EUR 105 million). The total amount of taxation credited directly to shareholders' equity during the year amounted to EUR 433 million.

The provision for deferred tax liabilities relates to tax liabilities that will arise in the future owing to the difference between the book value of specific assets and liabilities and their valuation for tax purposes. The following analysis shows deferred tax liabilities and assets.

	2002	2001
Deferred tax liabilities		
Buildings	**290**	241
Pensions and other post-retirement and post-employment arrangements	**0**	324
Derivatives	**0**	118
Leases and similar financial contracts	**402**	470
Servicing rights	**537**	497
Other	**861**	803
Total	**2,090**	2,453
Deferred tax assets		
Allowances for loan losses	**551**	215
Investment portfolios	**53**	88
Goodwill	**387**	544
Carry-forward losses of foreign operations	**622**	708
Derivatives	**6**	0
Restructuring charge	**15**	42
Tax credits	**795**	682
Pensions and other post-retirement and post-employment arrangements	**165**	0
Other	**500**	680
Deferred tax assets before valuation allowances	**3,094**	2,959
Less: valuation allowances	**195**	311
Deferred tax assets after valuation allowances	**2,899**	2,648

Deferred tax assets and liabilities are discounted to their net present value on the basis of net interest where the original term of the temporary difference is longer than five years. The nominal value of deferred tax assets amounts to EUR 3,033 million and of deferred tax liabilities to EUR 2,199 million. For discounted deferred tax assets the net interest rate applied as a discount factor is 7% and the average remaining life is eight years. For discounted deferred tax liabilities, the net interest rate applied as a discount factor is 4% and the average remaining life is 20 years.

The main component of the valuation allowance relates to tax carry-forward losses. The amount of deferred tax assets, likely to be recovered within one year, is EUR 212 million.

At 31 December 2002, carry-forward losses of foreign operations expire as follows:

2003	188
2004	277
2005	143
2006	129
2007	109
Years after 2007	1,046
Indefinitely	1,371
Total	3,263

ABN AMRO considers approximately EUR 4,2 billion in distributable invested equity to be permanently invested. If retained earnings were distributed no foreign income taxes would have to be paid. The estimated impact of foreign withholding tax is EUR 140 million.

38 Extraordinary result

As a consequence of the decision to close the US domestic cash equities and mergers and acquisitions businesses, an additional provision of EUR 325 million (net EUR 205 million) was accounted for as an extraordinary item in 2002.

The sale of EAB in 2001 produced an extraordinary net profit of EUR 962 million.

In 2000 the Managing Board authorised a restructuring provision of EUR 900 million in order to realise the new strategy and reorganisation into the Strategic Business Units. At the end of 2001 the composition and number of employees in the Netherlands that could opt for the voluntary departure scheme or early retirement scheme were finalised, resulting in an additional charge of EUR 147 million (net EUR 95 million). Because of the non-recurring character of these schemes the costs are treated as extraordinary expenses.

Main elements of the charge relate to:

	2002	2001	2000
Staff reduction	**157**	147	530
Write-off of assets	**88**	0	120
Other costs	**80**	0	250
Total	**325**	147	900

39 Minority interests

This item comprises the share of third parties in results from subsidiaries and other group companies, as well as dividends on preferred stock issued by subsidiaries in the United States.

	2002	2001	2000
Dividends on preference shares	**173**	217	245
Other minority interests	**35**	35	59
Total minority interests	*208*	*252*	*304*

40 Earnings per ordinary share

Basic earnings per share is computed by dividing net profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding. Diluted earnings per ordinary share include the determinants of basic earnings per ordinary share and, in addition, the effect arising should all outstanding rights to ordinary shares be exercised. The computation of basic and diluted earnings per ordinary share are presented in the following table.

	2002	2001
Net profit	**2,207**	3,230
Dividends on preference shares	**46**	46
Net profit attributable to ordinary shareholders	**2,161**	3,184
Dividends on convertible preference shares	**1**	1
Fully diluted net profit	*2,162*	*3,185*
Weighted average number of ordinary shares outstanding *(in millions)*	**1,559.3**	1,515.2
Dilutive effect of staff options *(in millions)*	**0.0**	1.9
Convertible preference shares *(in millions)*	**2.1**	2.7
Performance share plan *(in millions)*	**3.8**	2.9
Diluted number of ordinary shares (in millions)	*1,565.2*	*1,522.7*
Basic earnings per share including extraordinary items *(in euros)*	**1.39**	2.10
Fully diluted earnings per share including extraordinary items *(in euros)*	**1.38**	2.09
Basic earnings per share excluding extraordinary items *(in euros)*	**1.52**	1.53
Fully diluted earnings per share excluding extraordinary items *(in euros)*	**1.51**	1.52

41 Segment information

The following tables give an analysis by operating segment. For the purpose of this analysis, net turnover represents total revenue before interest expense and commission expense. Overheads have been allocated to the operating segments.

	2002	2001	2000	2002	2001	2000
Consumer & Commercial Clients	**18,762**	24,294	31,225	**10,382**	10,203	10,026
Wholesale Clients	**12,647**	15,828	11,778	**5,296**	6,193	6,394
Private Clients & Asset Management	**2,347**	1,970	2,738	**1,423**	1,419	1,451
Corporate Centre	**1,976**	1,414	410	**386**	249	(30)
	35,732	43,506	46,151	**17,487**	18,064	17,841
LeasePlan Corporation	**855**	830	800	**793**	770	628
Total	**36,587**	44,336	46,951	**18,280**	18,834	18,469

	2002	2001	2000	2002	2001	2000
Consumer & Commercial Clients	**2,783**	2,347	2,605	**143,449**	158,141	157,385
Wholesale Clients	**1**	328	1,114	**67,236**	95,171	88,451
Private Clients & Asset Management	**315**	270	458	**6,751**	6,529	5,942
Corporate Centre	**382**	441	399	**1,986**	3,530	2,973
	3,481	3,386	4,576	**219,422**	263,371	254,751
LeasePlan Corporation	**232**	227	149	**10,150**	10,016	9,102
Total	**3,713**	3,613	4,725	**229,572**	273,387	263,853

	2002	2001	2000	2002	2001	2000
Consumer & Commercial Clients	**202,315**	240,177	217,168	**662**	657	659
Wholesale Clients	**243,354**	275,797	249,376	**249**	225	207
Private Clients & Asset Management	**41,543**	42,005	37,981	**45**	40	46
Corporate Centre	**49,689**	18,184	16,462	**14**	3	0
	536,901	576,163	520,987	**970**	925	912
LeasePlan Corporation	**4,526**	4,857	4,372	**36**	32	29
Total	**541,427**	581,020	525,359	**1,006**	957	941

	[illegible]			[illegible]		
	2002	2001	2000	**2002**	2001	2000
Consumer & Commercial Clients	**873**	1,145	1,172	**199**	300	106
Wholesale Clients	**320**	336	292	**139**	104	181
Private Clients & Asset Management	**49**	53	87	**5**	11	24
Corporate Centre	**0**	0	0	**21**	23	136
	1,242	1,534	1,551	**364**	438	447
LeasePlan Corporation	**50**	77	46	**5**	17	4
Total	**1,292**	1,611	1,597	**369**	455	451

42 Managing Board and Supervisory Board

Remuneration policy

There are two basic principles underlying the reward structure of the Managing Board. One is that the Managing Board's reward package must be competitive. It targets a median position among leading European financial institutions and an upper quartile position in comparison with other Dutch-parented multinationals. The second principle is that there must be a strong emphasis on actual performance against demanding targets. This is embedded in the performance bonus plan. In addition the performance share plan and stock option plan provide for incentives directly related to the long-term success of the bank.

Base salary

Base salaries are the same for all Managing Board members except the Chairman, to whom a 40% differential applies. Base salaries were not changed in 2002. The one non-Dutch Managing Board member will continue to receive a market competitive allowance in addition to the base salary.

Performance bonus

The annual Managing Board bonuses are based on ABN AMRO corporate and SBU quantitative and qualitative performance objectives as proposed by the Nomination & Compensation Committee and approved by the Supervisory Board. Bonuses for the Chairman and the Chief Financial Officer will be based only on delivery against corporate performance objectives. For other members of the Managing Board, the bonus will be based 50% on corporate and 50% on SBU performance. If the quantitative performance objectives are fully met, bonuses will range between 60% and 75% of base salary, with upper limits of 100% for outstanding performance and an absolute maximum of 125%. The Nomination & Compensation Committee may, on the basis of their assessment of a Managing Board member's individual performance against qualitative performance objectives, adjust the bonus outcome upwards or downwards within a range of plus or minus 20% of base salary providing that the maximum of 125% of base salary is not exceeded.

Stock options

Stock option grants form an integral part of the Managing Board compensation. In 2002 Managing Board members received a grant of 80,000 conditional options, whilst the Chairman of the Managing Board received a grant of 112,000 conditional options. These are 10-year options linked to future performance, with a vesting period of three years. The conditions for the options granted in 2002 for the performance period which normally ends at the end of 2004 are:

i) Real economic profit (EP) growth over the performance cycle (the three financial years from that in which the stock option is granted, the starting point being EP in 2001) and;

ii) Return on equity (ROE) in accordance with Dutch GAAP equal to, or greater than, 12.5% in the financial year preceding that in which the stock option could first be exercised.

If both these criteria are not met in the third year after options are granted, the tests may be applied in up to three subsequent years. If the criteria are not met at all within six years from the date of grant, the options will lapse.

Performance Share Plan

The Performance Share Plan introduced in 2001 remained in force in 2002 and will continue to form part of the Managing Board's reward package. In 2002, the conditional awards were 70,000 shares for each Managing Board member and 98,000 shares for the Chairman. The number of shares awarded will be subject to the bank's performance during the four-year performance period, defined as the year of grant and three subsequent years. A second condition is that the recipient is still in Group service at the end of the performance period. For the purpose of this plan, the bank's performance is measured in terms of the total return to shareholders (TRS) generated by the bank relative to the TRS generated by the peer group.

The Nomination & Compensation Committee has decided to link the 2002 conditional share award to a revised vesting schedule, whilst maintaining the principle that the full award will be paid if the TRS generated by the bank in the fourth year of the performance period is fifth out of 21 relative to the peer group. There will be a sliding scale ranging from no award if the bank is lower than tenth to 150% of the conditional award if the bank has progressed to the very top of the TRS rankings.

Other elements of reward for the Managing Board include:
- participation in a pension scheme which combines a defined benefit plan with certain guarantees, and into which the employer pays the premiums. The pensionable salary has been limited to 90% of base salary for Managing Board members. The normal retirement age is 62;
- the use of a company lease car with driver;
- a representation allowance of currently EUR 4,084 net for members and EUR 5,445 net for the Chairman to cover non-reimbursable expenses;
- reimbursement of the cost of adequate security measures for their residence;
- 24-hour personal accident insurance with a fixed covered amount of EUR 1.8 million for members and EUR 2.5 million for the Chairman;
- preferential rates on bank products such as mortgages and loans, and contribution towards private health insurance premiums, all according to the policies which apply to all other ABN AMRO employees in the Netherlands.

The following table summarises total reward, ABN AMRO options and shares and outstanding loans of current and former members of the Managing Board and Supervisory Board.

(in thousands of euros)	Managing Board		Supervisory Board	
	2002	2001	**2002**	2001
Periodic payments	**5,056**	7,573	**523**	617
Profit-sharing and bonus payments	**3,313**	2,103	**0**	0
Future benefits	**2,252**	0	**0**	0
Payments on termination of employment	**0**	4,900	**0**	0
ABN AMRO staff options *(conditional, granted options)* 1	**592,000**	550,000	**0**	0
ABN AMRO shares *(conditional, granted)* 1	**518,000**	728,000	**0**	0
ABN AMRO staff options *(outstanding)* 1	**1,476,533**	1,853,786	**140,785** [2]	181,389 [2]
ABN AMRO shares *(cumulative conditionally granted, outstanding)* 1	**896,000**	728,000	**0**	0
ABN AMRO shares *(owned)* 1	**44,740**	46,943	**16,788**	13,311
Loans *(outstanding)* 1	**10,128**	13,924	**9,022**	12,264

1 *number of shares / options.*
2 *Balance of the options granted to Mr P.J. Kalff during his membership of the Managing Board.*

The following tables summarise salaries, other periodic payments and bonuses of the Managing Board members and former members.

	2002				2001		
	Base salary	Other periodic payment 1	Bonus	Pension costs 2,3	Base salary	Other periodic payment 1	Bonus
R.W.J. Groenink	**889**	**9**	**705**	**229**	889	8	356
W.G. Jiskoot	**635**	**6**	**475**	**157**	635	6	127
T. de Swaan	**635**	**6**	**485**	**184**	635	6	254
J. Ch. L. Kuiper	**635**	**7**	**510**	**177**	635	7	286
C.H.A. Collee	**635**	**5**	**485**	**145**	635	6	286
H.Y. Scott-Barrett	**635**	**458**	**475**	**1,318**	635	458	127
S.A. Lires Rial 4	**237**	**264**	**178**	**42**	635	459	127
R.W.F. van Tets 4	-	-	-	-	635	6	127
J.M. de Jong 4	-	-	-	-	635	6	286
R.G.C. van den Brink 4	-	-	-	-	635	7	127

1 *Other periodic payment comprise subsidy private health insurance, representation allowance and foreigner allowance. Mr Scott-Barrett received a foreigner allowance of EUR 454,000 in 2002 and 2001. Mr Lires Rial received a foreigner allowance of EUR 169,000 as well as compensation for annual leave.*
2 *Pension costs exclusively comprise pension service cost and post-retirement service cost computed on the basis of the FAS 87 and FAS 106 standards.*
3 *For Mr Scott-Barrett, including an one-time payment of EUR 1,189,000 to compensate for no pension accrual in previous years and for related tax debits.*
4 *With effect from 15 May 2002, Mr Lires Rial left the bank. Messrs Van Tets, De Jong and Van den Brink resigned from the Managing Board on 31 December 2001.*

The following tables analyse movements in option holdings of the Managing Board as a whole and of the individual Board members. The conditions governing the grant of options are included in the notes to the remuneration policy and item 16.

	2002		2001	
	[illegible]	[illegible]	[illegible]	[illegible]
Movements:				
Opening balance	**1,853,786**	**20.74**	1,341,076	19.44
Options granted	**593,480**	**19.53**	552,710	23.14
Options exercised	**70,604**	**15.39**	40,000	10.16
Former and/or newly appointed members	**(900,129)**	**20.49**	0	0
Closing balance	**1,476,533**	**20.66**	1,853,786	20.74

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
R.W.J. Groenink							
Executive 1997	30,000	15.38		30,000 [4]	0	19.95	
Executive 1998	40,000	21.01			40,000		2003
Executive 1999	40,000	18.10			40,000		2004
Executive 2000	60,000	21.30			60,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002-2005 [3]		19.53	112,000		112,000		2012
AOR 1998	429	23.52			429		2003
AOR 1999-2002/03	356	21.68			356		2004
AOR 2000-2003/04	354	22.23			354		2005
AOR 2001-2003/04	271	22.34			271		2008
AOR 2002-2005		20.42	296		296		2009
	226,410		112,296	30,000	308,706		
W.G. Jiskoot							
Executive 1997	40,000	15.38		40,000	0	20.00	
Executive 1998	40,000	21.01			40,000		2003
Executive 1999	40,000	18.10			40,000		2004
Executive 2000	60,000	21.30			60,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002-2005 [3]		19.53	80,000		80,000		2012
AOR 1999-2002/03	356	21.68			356		2004
AOR 2000-2003/04	354	22.23			354		2005
AOR 2001-2003/04	271	22.34			271		2008
AOR 2002-2005		20.42	296		296		2009
	235,981		80,296	40,000	276,277		

1 *The option exercise price is the average ABN AMRO share price on 25 February 2002 concerning the Executive 2002-2005 and on 25 May 2002 concerning the AOR 2002-2005.*
2 *These options have been cancelled.*
3 *Conditionally granted.*
4 *10,000 shares added to the portfolio.*

	[illegible]	[illegible]	[illegible] [1]	[illegible]	[illegible]	[illegible]	[illegible]
T. de Swaan							
Executive 1999	40,000	18.10			40,000		2004
Executive 2000	60,000	21.30			60,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002-2005 [3]		19.53	80,000		80,000		2012
AOR 1999-2002/03	356	21.68			356		2004
AOR 2000-2003/04	354	22.23			354		2005
AOR 2001-2003/04	271	22.34			271		2008
AOR 2002-2005		20.42	296		296		2009
	155,981		80,296		236,277		
J.Ch.L. Kuiper							
Executive 1999	28,000	18.10			28,000		2004
Executive 2000	60,000	21.30			60,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002-2005 [3]		19.53	80,000		80,000		2012
AOR 2001-2003/04	271	22.34			271		2008
AOR 2002-2005		20.42	296		296		2009
	143,271		80,296		223,567		
C.H.A. Collee							
Executive 1999	28,000	18.10			28,000		2004
Executive 2000	56,000	21.30			56,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002-2005 [3]		19.53	80,000		80,000		2012
AOR 1997	604	16.38		604[4]	0	21.04	
AOR 1998	429	23.52			429		2003
AOR 1999-2002/03	356	21.68			356		2004
AOR 2000-2003/04	354	22.23			354		2005
AOR 2001-2003/04	271	22.34			271		2008
AOR 2002-2005		20.42	296		296		2009
	141,014		80,296	604	220,706		
H.Y. Scott-Barrett							
Executive 1999	20,000	18.10			20,000		2004
Executive 2000	56,000	21.30			56,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002-2005 [3]		19.53	80,000		80,000		2012
AOR 2001-2003/04	271	22.34		271[2]	0		
	131,271		80,000	271	211,000		

1 *The option exercise price is the average ABN AMRO share price on 25 February 2002 concerning the Executive 2002-2005 and on 25 May 2002 concerning the AOR 2002-2005.*

2 *These options have been cancelled.*

3 *Conditionally granted.*

4 *604 shares added to the portfolio.*

	Opening [illegible]	Exercise price [illegible]	[illegible]	Exercised [illegible]	Closing balance	Stock price on exercise [illegible]	Year of [illegible]
***S.A. Lires Rial* 2**							
Executive 1998	20,000	21.01		20,000	0		
Executive 1999	28,000	18.10		28,000	0		
Executive 2000	47,000	21.30		47,000	0		
Executive 2001	55,000	23.14		55,000	0		
Executive 2002-2005 **3**		19.53	80,000	80,000	0		
AOR 2001-2003/04	271	22.34		271	0		
	150,271		80,000	230,271	0		

1 *The option exercise price is the average ABN AMRO share price on 25 February 2002 concerning the Executive 2002-2005 and on 25 May 2002 concerning the AOR 2002-2005.*

2 *These options have been cancelled.*

3 *Conditionally granted.*

The following analysis shows movements in shares awarded conditionally in 2002 under the Performance Share Plan. The conditional award is based on the bank's fifth position in the peer group. The number of shares that will be awarded ultimately depends on the ranking of the ABN AMRO share in the peer group at the end of the four-year performance period and may range from 0% to 150% of these numbers.

	Opening balance	Granted	[illegible]	[illegible]	Closing balance	Performance period
R.W.J. Groenink	98,000				98,000	2001-2004
		98,000			98,000	2002-2005
W.G. Jiskoot	70,000				70,000	2001-2004
		70,000			70,000	2002-2005
T. de Swaan	70,000				70,000	2001-2004
		70,000			70,000	2002-2005
J. Ch. L. Kuiper	70,000				70,000	2001-2004
		70,000			70,000	2002-2005
C.H.A. Collee	70,000				70,000	2001-2004
		70,000			70,000	2002-2005
H.Y. Scott-Barrett	70,000				70,000	2001-2004
		70,000			70,000	2002-2005
S.A. Lires Rial	70,000			70,000	0	
		70,000		70,000	0	
R.W.F. van Tets	70,000				70,000	2001-2004
J.M. de Jong	70,000				70,000	2001-2004
R.G.C. van den Brink	70,000				70,000	2001-2004

ABN AMRO ordinary shares held by Managing Board members [1]	2002
R.W.J. Groenink	15,645
W.G. Jiskoot	9,575
T. de Swaan	4,101
J. Ch. L. Kuiper	2,647
C.H.A. Collee	621
H.Y. Scott-Barrett	12,151
Total	44,740

1 *No preference shares or convertible preference shares were held by any Managing Board member.*

Loans from ABN AMRO to Managing Board members [1] (in thousands of euros)	2002	
	Outstanding at 31 Dec 2002	Interest rate
R.W.J. Groenink	3,325	4.01
W.G. Jiskoot	1,751	4.17
T. de Swaan	1,407	2.75 [2]
J.Ch.L. Kuiper	955	4.23
C.H.A. Collee	2,691	3.61

1 *Mainly property financing.*
2 *Variable rate.*

The analysis on the next page provides information on the remuneration of individual members of the Supervisory Board. Besides the Chairman, the Vice Chairman and the members of the Audit Committee, members of the Supervisory Board receive the same remuneration, which depends on the period of membership during the year. The members of the Supervisory Board are not entitled to emoluments in the form of ABN AMRO shares or options on ABN AMRO shares.

Remuneration of the Supervisory Board

(in thousands of euros)	2002	2001
A.A. Loudon	**54**	54
W. Overmars	**41**	38
W. Dik	**36**	41
C.H. van der Hoeven	**41**	38
M.C. van Veen	**41**	38
A. Burgmans	**32**	38
D.R.J. Baron de Rothschild	**32**	32
Mrs L.S. Groenman	**36**	41
Mrs T.A. Maas-de Brouwer	**36**	32
P.J. Kalff	**36**	32
A.C. Martinez 1	**21**	0
H.B. van Liemt 2	**19**	45
S. Keehn 1,2	**13**	32
R.J. Nelissen 3	**–**	16
J.M.H. van Engelshoven 3	**–**	16
R. Hazelhoff 3	**–**	16

1 *Besides his remuneration, Mr Martinez received an attendance fee of EUR 15,000 and Mr Keehn of EUR 16,000.*
2 *Messrs Van Liemt and Keehn resigned on 2 May 2002.*
3 *Messrs Nelissen, Van Engelshoven and Hazelhoff resigned on 10 May 2001.*

ABN AMRO ordinary shares held by Supervisory Board members 1

	2002
M.C. van Veen	4,471
A. Burgmans	8,163
P.J. Kalff	1,154
A.C. Martinez 2	3,000
Total	**16,788**

1 *No preference shares or convertible preference shares were held by any Supervisory Board member.*
2 *ADR.*

Loans from ABN AMRO to Supervisory Board members 1

(in thousands of euros)	2002	
	[illegible]	[illegible]
W. Overmars	19	4.50
C.H. van der Hoeven	5,088	4.58
A. Burgmans	2,100	4.30
P.J. Kalff	1,815	3.88

1 *Property financing except for the lending to Mr Overmars.*

43 Cash flow statement

The cash flow statement gives details of the source of liquid funds which became available during the year and the application of the liquid funds over the course of the year. The cash flows are analysed into cash flows from operations / banking activities, investment activities and financing activities. Liquid funds include cash in hand, net credit balances on current accounts with other banks and net demand deposits with central banks. Movements in loans, total client accounts and interbank deposits are included in the cash flow from banking activities. Investment activities comprise purchases, sales and redemptions in respect of investment portfolios, as well as investments in and sales of participating interests, property and equipment. The issue of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures.

	2002	2001	2000
Cash	**9,455**	17,932	6,456
Bank balances *(debit)*	**3,843**	6,286	11,247
Bank balances *(credit)*	**(5,797)**	(10,565)	(1,598)
Liquid funds	**7,501**	13,653	16,105
Movements:			
Opening balance	**13,653**	16,105	12,471
Cash flow	**(4,366)**	(2,041)	3,530
Currency translation differences	**(1,786)**	(411)	104
Closing balance	**7,501**	13,653	16,105

Interest paid amounted to EUR 18,912 million; tax payments amounted to EUR 525 million.

Dividends received from participating interests amounted to EUR 42 million in 2002, EUR 37 million in 2001 and EUR 28 million in 2000.

The following table analyses movements resulting from acquisitions and dispositions.

	2002	2001	2000
Amounts paid/received in cash and cash equivalents on acquisitions/dispositions	**485**	4,956	2,347
Net movement in cash and cash equivalents	**6**	(21)	55
Net movement in assets and liabilities:			
Banks	**105**	92	29
Loans	**420**	13,369	16,542
Securities	**70**	(4,002)	42
Other assets	**21**	2,818	1,211
Total assets	**616**	12,277	17,824
Subordinated debt	**0**	0	136
Banks	**81**	(4,991)	10,551
Saving accounts	**0**	(3,798)	0
Total client accounts	**469**	13,315	4,038
Debt securities	**0**	(497)	2,930
Other liabilities	**49**	7,696	1,188
Total liabilities	**599**	11,725	18,843

44 Fair value of financial instruments

Fair value is the amount at which a financial instrument could be exchanged in transactions between two parties, other than in a forced sale or liquidation, and is best reflected by a quoted market price, if available. Most of ABN AMRO's assets, liabilities and off-balance sheet items are financial instruments. Wherever possible, market rates have been used to determine fair values.

However, for the majority of financial instruments, principally loans, deposits and OTC derivatives, fair values are not readily available since there is no market where these instruments are traded. For these instruments estimation techniques have been used. These methods are subjective in nature and involve assumptions, such as the period the financial instruments will be held, the timing of future cash flows and the discount rate to be applied. As a result, the approximate fair values presented below may not be indicative of the net realisable value. In addition, the calculation of approximate fair values is based on market conditions at a specific time and may not reflect future fair values.

The approximate fair values as stated by financial institutions are not mutually comparable due to the wide range of different valuation techniques and the numerous estimates. The lack of an objective valuation method means that approximate fair values are highly subjective. Readers should therefore exercise caution in using the information disclosed in this note for comparing the consolidated financial position of ABN AMRO with that of other financial institutions.

	31 December 2002		31 December 2001	
	[illegible]	[illegible]	[illegible]	[illegible]
Assets (incl. off-balance sheet items)				
Cash	**9,455**	**9,455**	17,932	17,932
◦ Short-dated government paper 1,2	**3,901**	**3,887**	12,296	12,320
◦ Banks	**41,924**	**42,473**	49,619	49,654
◦ Loans to public sector	**7,365**	**7,402**	14,100	14,116
◦ Loans to private sector – commercial loan and professional securities transactions	**195,067**	**196,367**	220,869	222,899
◦ Loans to private sector – retail	**108,471**	**112,020**	110,361	112,299
◦ Interest-earning securities 1,3	**142,499**	**145,155**	123,365	124,915
◦ Shares 4	**15,736**	**15,672**	16,794	16,636
◦ Derivatives	**74,065**	**75,169**	44,504	45,684
Total	**598,483**	**607,600**	609,840	616,455
Liabilities (incl. off-balance sheet items)				
◦ Banks	**95,884**	**95,787**	107,843	108,091
◦ Savings accounts	**74,249**	**75,572**	84,345	84,957
◦ Corporate deposits	**76,590**	**76,781**	88,579	88,399
◦ Other client accounts	**138,622**	**138,899**	139,440	137,979
◦ Debt securities	**71,209**	**72,588**	72,495	72,169
◦ Subordinated debt	**14,278**	**14,831**	16,283	16,648
◦ Derivatives	**75,271**	**76,044**	41,369	42,592
Total	**546,103**	**550,502**	550,354	550,835

1 *Book values of short-dated government paper and interest-earning securities are equal to amortised cost.*
2 *Of which EUR 2,079 million was included in the trading portfolio at 31 December 2002.*
3 *Of which EUR 40,254 million was included in the trading portfolio at 31 December 2002.*
4 *Of which EUR 6,633 million was included in the trading portfolio at 31 December 2002.*

45 Acquisitions

In September 2002 ABN AMRO Asset Management Ltd. acquired a 58% interest in Artemis Investment Management Limited. The purchase consideration was EUR 44 million, including the transfer of our subsidiary ABN AMRO Fund Managers Ltd.

In October 2002 ABN AMRO acquired Delbrück & Co. for an amount of EUR 58 million. Total assets amounted to EUR 625 million. Goodwill paid on this acquistion has been charged directly to shareholders' equity.

Company balance sheet at 31 December 2002 after profit appropriation

(in millions of euros)	2002	2001
Assets		
Banks a	**458**	543
Interest-earning securities b	**15**	10
Participating interests in group companies c	**10,026**	11,153
Other assets d	**639**	664
Prepayments and accrued income e	**1**	82
	11,139	12,452
Liabilities		
Deposits and other client accounts	**15**	10
Other liabilities d	**343**	363
Accruals and deferred income e	**0**	0
	358	373
Subordinated debt	**0**	292
Share capital	***1,704***	*1,677*
Share premium account	***2,543***	*2,504*
Revaluation reserves	***124***	*355*
Reserves prescribed by law and articles of association	***297***	*258*
Other reserve	***6,113***	*6,993*
Shareholders' equity	**10,781**	11,787
Own capital	**10,781**	12,079
	11,139	12,452

Company income statement for 2002

(in millions of euros)	2002	2001	1999
Profits of participating interests after taxes	**2,199**	3,218	2,494
Other profit after taxes	**8**	12	4
Net profit	**2,207**	3,230	2,498

Drawn up in accordance with section 2:402 of the Netherlands Civil Code.

Letters stated against items refer to the notes.

Notes to the company balance sheet and income statement *(all amounts are in millions of euros)*

a Banks

This item includes call loans to and other interbank relations with group companies.

b Interest-earning securities

The amount included in this item represents securitised receivables, such as commercial paper.

c Participating interests in group companies

Dividends payable by ABN AMRO Bank N.V to ABN AMRO Holding N.V. amounted to EUR 639 million (2001: EUR 664 million). Dividends received by ABN AMRO Bank N.V. from subsidiaries amounted to EUR 294 million (2001: EUR 552 million).

	2002	2001	2000
Development:			
Opening balance	**11,153**	11,874	11,481
Movements *(net)*	**(1,127)**	(721)	393
Closing balance	**10,026**	11,153	11,874

d Other assets and other liabilities

These items include those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, taxes receivable or payable and dividends.

e Prepayments and accrued income and accruals and deferred income

These items include revenue and expenses recognised in the period under review but whose actual receipt or payment falls in a different period, and the total net difference between contract rates and spot rates on foreign exchange hedging operations.

f Share capital and reserves

For details refer to note 16.

g Guarantees

ABN AMRO Holding N.V. guarantees all liabilities of ABN AMRO Bank N.V.

Amsterdam, 14 March 2003

Supervisory Board
A.A. Loudon
W. Overmars
W. Dik
C.H. van der Hoeven
M.C. van Veen
A. Burgmans
D.R.J. Baron de Rothschild
Mrs L.S. Groenman
Mrs T.A. Maas-de Brouwer
P.J. Kalff
A.C. Martinez

Managing Board
R.W.J. Groenink
W.G. Jiskoot
T. de Swaan
J. Ch. L. Kuiper
C.H.A. Collee
H.Y. Scott-Barrett

Major subsidiaries and participating interests

(Unless otherwise stated, the bank's interest is 100% or almost 100%, on 14 March 2003)

ABN AMRO Bank N.V., Amsterdam

Netherlands

AAGUS Financial Services Group N.V., Amersfoort (67%)
AA Interfinance B.V., Amsterdam
ABN AMRO Bouwfonds N.V., Hoevelaken *(voting right 50%)*
ABN AMRO Participaties B.V., Amsterdam
ABN AMRO Projectontwikkeling B.V., Amsterdam
ABN AMRO Trustcompany (Nederland) B.V., Amsterdam
ABN AMRO Verzekeringen Holding B.V., Zwolle
Amstel Lease Maatschappij N.V., Utrecht
Consultas N.V., Zwolle
Dishcovery Horeca Expl. Mij B.V., Amsterdam
Hollandsche Bank-Unie N.V., Rotterdam
IFN Group B.V., Rotterdam
LeasePlan Corporation N.V., Almere
Nachenius, Tjeenk & Co. N.V., Amsterdam
Solveon Incasso B.V., Utrecht
Stater N.V., Hoevelaken (60% ABN AMRO Bank N.V., 40% ABN AMRO Bouwfonds N.V.)

Abroad

Europe

ABN AMRO Asset Management Ltd., London
ABN AMRO Asset Management (Czech) a.s., Brno
ABN AMRO Asset Management (Deutschland) A.G., Frankfurt am Main
ABN AMRO Bank A.O., Moscow
ABN AMRO Bank (Deutschland) A.G., Frankfurt am Main
ABN AMRO Bank (Luxembourg) S.A., Luxembourg
ABN AMRO Bank (Polska) S.A., Warsaw
ABN AMRO Bank (Romania) S.A., Bucharest
ABN AMRO Bank (Schweiz) A.G., Zurich
ABN AMRO Capital Ltd., London
ABN AMRO Corporate Finance Ltd., London
ABN AMRO Equities (UK) Ltd., London
ABN AMRO France S.A., Paris
ABN AMRO Fixed Income (France) S.A., Paris
ABN AMRO Securities (France) S.A., Paris
Banque de Neuflize, Schlumberger, Mallet, Demachy S.A., Paris
Banque Odier Bungener Courvoisier, Paris
ABN AMRO Futures Ltd., London
ABN AMRO International Financial Services Company, Dublin
ABN AMRO Investment Funds S.A., Luxembourg
ABN AMRO Portföy Yönetímí A.S., Istanbul
ABN AMRO Securities (Polska) S.A., Warsaw
ABN AMRO Stockbrokers (Ireland) Ltd., Dublin
ABN AMRO Trust Company (Jersey) Ltd., St. Helier
ABN AMRO Trust Company (Luxembourg) S.A., Luxembourg
ABN AMRO Trust Company (Suisse) S.A., Geneva
Alfred Berg Holding A/B, Stockholm
Antonveneta ABN AMRO Societa di Gestione del Risparmio SpA, Milan (45%)
Banque Finaref ABN AMRO, Paris (49%)
Capitalia SpA, Roma (7%)
CM Capital Markets Brokerage S.A., Madrid (45%)
Delbrück & Co. AG & Co. KG, Cologne
Hoare Govett Ltd., London
Kereskedelmi és Hitelbank Rt., Budapest (40%)

Middle East

Saudi Hollandi Bank, Riyadh (40%)

Rest of Asia

ABN AMRO Asia Ltd., Hong Kong
ABN AMRO Asia Corporate Finance Ltd., Hong Kong
ABN AMRO Asia Futures Ltd., Hong Kong
ABN AMRO Asia Securities Plc., Bangkok (40%)
ABN AMRO Asset Management (Asia) Ltd., Hong Kong
ABN AMRO Asset Management (Japan) Ltd., Tokyo
ABN AMRO Asset Management (Singapore) Ltd., Singapore
ABN AMRO Asset Management (Taiwan) Ltd., Taïpeh
ABN AMRO Bank Berhad, Kuala Lumpur

ABN AMRO Bank (Kazakstan) Ltd., Almaty (51%)
ABN AMRO Bank N.B., Uzbekistan A.O., Tashkent (50%)
ABN AMRO Bank (Philippines) Inc., Manilla
ABN AMRO Management Services (Hong Kong) Ltd., Hong Kong
ABN AMRO Securities (India) Private Ltd., Bombay (75%)
ABN AMRO Securities (Far East) Ltd., Hong Kong
ABN AMRO Securities (Japan) Ltd., Tokyo
Bank of Asia, Bangkok (81%)
PT ABN AMRO Finance Indonesia, Jakarta (70%)

Australia
ABN AMRO Asset Management (Australia) Ltd., Sydney
ABN AMRO Australia Ltd., Sydney
ABN AMRO Capital Markets (Australia) Ltd., Sydney
ABN AMRO Corporate Finance Australia Ltd., Sydney
ABN AMRO Equities Australia Ltd., Sydney

New Zealand
ABN AMRO New Zealand Ltd., Auckland
ABN AMRO Equities NZ Ltd., Auckland

North America
ABN AMRO Bank (Mexico) S.A., Mexico City
ABN AMRO North America Holding Company, Chicago *(holding company, voting right 100%, equity participation 60.8%)*
LaSalle Bank Corporation, Chicago
LaSalle Bank N.A., Chicago
ABN AMRO Financial Services, Inc., Chicago
ABN AMRO Asset Management (USA) LLC, Chicago
LaSalle Business Credit, Inc., Chicago
Standard Federal Bank N.A. Troy
ABN AMRO Mortgage Group, Inc., Chicago
ABN AMRO WCS Holding Company, New York
ABN AMRO Advisory, Inc., Chicago
ABN AMRO Leasing, Inc., Chicago
ABN AMRO Incorporated, Chicago
ABN AMRO Sage Corporation, San Francisco
ABN AMRO Rothschild LLC, New York (50%)
ABN AMRO Asset Management Holdings, Inc., Chicago
Chicago Capital Management, Inc., Chicago
Montag & Caldwell, Inc., Atlanta

Latin America and the Caribbean
ABN AMRO Asset Management Argentina Sociedad Gerente de FCI S.A., Buenos Aires
ABN AMRO Asset Management (Curaçao) N.V., Willemstad
ABN AMRO Asset Management Ltda., São Paulo
ABN AMRO Bank (Chile) S.A., Santiago de Chile
ABN AMRO Bank (Colombia) S.A., Bogota
ABN AMRO (Chile) Seguros Generales S.A., Santiago de Chile
ABN AMRO (Chile) Seguros de Vida S.A., Santiago de Chile
ABN AMRO Trust Company (Curaçao) N.V., Willemstad
Banco do Estado de Pernambuco S.A., Recife (97.1%)
Banco ABN AMRO Real S.A., São Paulo and João Pessoa (97.1%)
Real Paraguaya de Seguros S.A., Asunción
Real Previdência e Segures S.A., São Paulo
Real Uruguaya de Seguros S.A., Montevideo

For the investments of LeasePlan Corporation N.V. and ABN AMRO Bouwfonds N.V., the reader is referred to the separate annual reports published by these companies.

The list of participating interests for which statements of liability have been issued has been filed at the Amsterdam Chamber of Commerce.



Other information

Auditors' report

Introduction

We have audited the financial statements of ABN AMRO Holding N.V., Amsterdam for the year 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at 31 December 2002 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Amsterdam, 14 March 2003
Ernst & Young Accountants

Stipulations of the articles of association with respect to profit appropriation

Profit is appropriated in accordance with article 38 of the articles of association. The main stipulations with respect to classes and series of shares currently in issue are as follows:

1 The holder of the priority share will be paid a dividend of EUR 0.13, representing 6% of the face value (article 38.2.a.).
2 The holders of preference shares will receive a dividend of EUR 0.12432 per share, representing 5.55% of the face value. As of 1 January 2011, and every ten years thereafter, the dividend will be adjusted in line with the average redemption yield on the five longest-dated government loans, plus an increment of no less than 0.25 of a percentage point and no more than one percentage point (article 38.2.b.2.).

The holders of convertible preference shares will receive a dividend of EUR 1.71529 per share, representing 6% of the amount paid on each share. As of 1 January 2004, and every ten years thereafter, the dividend on shares not converted by 31 October 2003 will be adjusted in line with the redemption yield on government loans with an original or remaining term to maturity of nine to ten years, plus an increment or less a reduction of no more than one percentage point (article 38.2.b.4. and b.3.). No profit distributions will be made to holders of preference shares and convertible preference shares in excess of the maxima defined above (article 38.2.b.6.).
3 From the profit remaining after these distributions, such appropriations will be made to reserves as may be determined by the Managing Board with the approval of the Supervisory Board (article 38.2.c.).
4 The balance then remaining will be paid out as ordinary share dividend (article 38.2.d.). The Managing Board can make the ordinary share dividend payable, at the shareholders' option, either in cash or entirely or partly in the form of ordinary or preference shares (article 38.3.).

Stipulations of the articles of association with respect to shares

Each ordinary share of EUR 0.56 face value in the capital of ABN AMRO Holding N.V. entitles the holder to cast one vote. The other shares in the capital have a face value of EUR 2.24 and are entitled to four votes.

Subject to certain exceptions provided for by law or in the articles of association, resolutions are passed by an absolute majority of the votes cast.

However, one ordinary share requires a significantly larger investment than one preference share. This is related to the stock market price. To compensate for this difference, under normal circumstances[1] holders of depositary receipts for preference shares will have the opportunity to acquire voting rights in the meeting of shareholders by proxy in proportion to the economic value of a preference share against that of an ordinary share. The number of votes obtainable in this way is calculated using the following formula: total stock market value of depositary receipts held divided by the ordinary share price. The Stichting Administratiekantoor ABN AMRO Holding (the 'Foundation') will exercise the voting rights in respect of preference shares for which no proxies have been issued, again according to their economic value.

The Executive Committee of the Foundation will decide separately for each meeting of shareholders whether to make voting proxies available. If the Foundation believes that extraordinary circumstances[2] prevail, it may choose not to issue voting proxies or to withdraw proxies issued earlier.
The rights of the holder of the priority share include the right to determine the number of members of the Managing Board, which may not be fewer than five according to the articles of association, and the number of members of the Supervisory Board, which may not be fewer than ten. The prior approval of the holder of the priority share is also required for resolutions to amend the articles of association or to dissolve the company. The priority share is entitled to an annual distribution up to 6% of its face value. The priority share is held by Stichting Prioriteit ABN AMRO Holding, a foundation established in Amsterdam. The Executive Committee is made up of the members of the Supervisory and Managing Boards of ABN AMRO Holding N.V.

Given the numbers of the Supervisory Board and the Managing Board, being 11 and six respectively, the two Boards in their capacity of Executive Committee of the Stichting Prioriteit ABN AMRO Holding are of the opinion that the requirement referred to in article C.9 of Appendix X to the Listing and Issuing Rules of Amsterdam Euronext N.V. has been satisfied. This means that Managing Board members do not control a majority of the votes to be cast at the Executive Committee's meetings.

Subject to certain exceptions, upon the issuance of ordinary shares and convertible preference shares, holders of ordinary shares have pre-emptive rights in proportion to their holdings. Upon the issuance of convertible preference shares, subject to certain limitations, holders of convertible preference shares have pre-emptive rights in proportion to their holdings.

In the event of the dissolution and liquidation of ABN AMRO Holding N.V., the assets remaining after payment of all debts are distributed first to the holder of the priority share, in an amount equal to the face value of the priority share, secondly to the holders of preference shares and convertible preference shares on a pro rata basis, in an amount equal to all dividends accrued from the beginning of the most recent full financial year through the date of payment and then the face value of the preference shares or the amount paid in on the convertible preference shares respectively, and thirdly to the holders of ordinary shares on a pro rata basis.

1 *Normal circumstances shall be understood to mean a situation where the independence and/or continuity of ABN AMRO Holding N.V. is not threatened.*
2 *Extraordinary circumstances shall be understood to mean a situation where the independence and/or continuity of ABN AMRO Holding N.V. or its related companies is threatened. Examples include a public offer for the bank's shares or an imminent offer, or the existence of a substantial interest in the bank's capital without the approval of the Managing Board and the Supervisory Board.*

Proposed profit appropriation

Appropriation of net profit pursuant to article 38.2 and 38.3 of the articles of association

(in millions of euros)	2002	2001	2000
Dividends on preference shares	**45**	45	78
Dividends on convertible preference shares	**1**	1	1
Addition to reserves	**745**	1,810	1,074
Dividends on ordinary shares	**1,416**	1,374	1,345
	2,207	3,230	2,498

Remuneration in shares and options

Introduction

In November 2002, the International Accounting Standards Board (IASB) published a proposal for the recognition of share-based payments. The introduction is planned for 1 January 2004, but earlier implementation is permitted. The new rules exclusively apply to rights granted after the publication date of the proposal. Compared with an earlier-published consultative document, the IASB has not abandoned the principle that the fair value of payments in shares or options must be charged to the income statement. However, in all cases where payment actually takes place in shares, the grant date will now be decisive for determining the fair value. Due to this consistent choice, this proposal differs from US standards in this field (FAS 123 and APB 25).

The proposal in brief

The proposal boils down to the following:

- all payments made in relation to work performed by the entity's own staff or services rendered by third parties, including payments consisting of shares or options on shares, are stated at fair value and are charged to the income statement;
- the costs are attributed to the period that the work was performed or the service rendered. In the case of shares or options on shares granted to the entity's own staff, this period is identical to the vesting period. This is the period between the grant date of the shares or options on shares and the vesting date, i.e. the date on which all conditions, if any, governing the formal acquisition of these shares or options are met;
- in determining the fair value of the (conditional) shares and/or options on shares, all performance elements, including the extent to which these conditions are met on the vesting date, must already be taken into account on the grant date. This is no easy task.
- interim changes to the conditions, e.g. a reduction of the exercise price of an option, involve additional costs;
- differences between the estimated number of shares and/or options on shares and the number that is to be ultimately delivered only lead to limited adjustments to the costs stated in the income statement. The difference between the expected and actual number of employees remaining in the entity's employment until vesting date is taken into account. The fulfilment or non-fulfilment of the performance target, on the other hand, does not lead to an adjustment of the charge determined on grant date;
- as a payment in shares and/or options to the entity's own staff does not involve a cash expenditure, the charge stated in the income statement is simultaneously credited to equity. This was one of the reasons why we never applied this method to granted options in the past.

Impact on ABN AMRO

What does this new accounting method for share-based payments mean for ABN AMRO? The proposal refers to all share-based payments, but at ABN AMRO and most other companies these exclusively comprise payments to staff. This concerns both the conditional payments in shares, the

Performance Share Plan for the top management and the (conditional) option schemes for top management and other staff. The new rules exclusively apply to newly granted rights. We therefore base our calculations on shares and options granted in 2002 and chargeable to the 2002 financial year.

The way in which ABN AMRO will now account for the costs of the Performance Share Plan corresponds at first glance with the current method, but there is one fundamental difference. We, too, charge the expected number of shares payable during the four-year vesting period to the income statement. This charge, however, is based on the cost of the purchased shares and not on the fair value of the shares on the grant date. If the divergence between cost and fair value is not big, this will not result in a significant difference. The treatment of the costs differs, however, if the number of shares actually to be delivered diverges from the estimate on grant date. Under the current accounting regime, differences in the numbers of shares to be delivered are taken to the income statement. Under the new regime, no adjustments are made to the difference between estimated and actual figures, if these concern the performance target. If the difference between the estimated and actual number of shares is purchased or sold on vesting date, this purchase or sale is exclusively charged or credited to the equity.

The differences in the treatment of options are greater. Under the current ABN AMRO accounting principles, only the intrinsic value of the options on grant date is charged to the income statement. As the exercise price of the options is always equal to the ABN AMRO share price on that day, the intrinsic value of our options is zero so that no costs are charged to the income statement. The latter, however, does not apply to the fair value of an option which, in addition to the intrinsic value, also takes other factors into account, such as the time value of the option. Determining this time value is difficult because of the special nature of staff options, particularly if the award of the options is ultimately performance-related. To determine the value of such options, the current models need to be adjusted. Assuming a fair value of the options equal to about 25%-30% of the market value of the share on grant date, the fair value of the options issued in 2002 would have been EUR 75 million. Of this amount EUR 22 million is not conditional and would have been charged directly to the income statement. The remaining amount (EUR 53 million) is subject to a minimum performance period of three years. Of this latter amount, one third would be charged directly to the income statement, which makes a total of EUR 40 million. This is 1.8% of ordinary profit for 2002. If options are issued during a number of consecutive years, the reductive impact on the profit is naturally greater due to cumulative amortisation. An amount of EUR 75 million represents a reduction of 3.4% of the 2002 profit figure.

Comment

The debate surrounding share-based payments has been going on for decades, initially mainly in the United States where this type of reward has been in vogue for much longer. The IASB's final decision to opt for fair value does not comes as a surprise. In the United States, too, many companies are switching over to the fair value method. From a theoretical perspective, few objections can be raised against it. The practical implementation is a different matter, however. We have to acknowledge that the IASB proposal is a well-considered document and includes a long list of questions that seek to get to grips with the fundamental difference between debt and equity. This struggle takes place against the background that share-based payments, when treated as a debt, are subject to share price movements after grant date, but not when treated as shareholder's equity. After all, the value of shareholders' equity in our books does not rise if the ABN AMRO share price rises; and the same should therefore apply to share-based payments of staff costs.

Viewed against this background, we are positive about the decision to take the grant date as the date on which the fair value is determined. This avoids positive price movements subsequently leading to higher charges, which would be the case if the vesting date or exercise date were chosen. Determining the fair value on grant date will often be difficult, given the divergent conditions of e.g. staff options and because an estimate must be made of the extent to which the vesting conditions will be satisfied, in terms of both staff still being in the bank's employment and the performance target. One good example of this is the previously mentioned Performance Share Plan. On the other hand, the obligation to take all these conditions on board in the valuation leads to a lower fair value and thus has less impact on the income statement.

Shareholders' equity and net profit under US GAAP

For NYSE listing purposes ABN AMRO also determines shareholders' equity and net profit in accordance with accounting principles generally accepted in the United States (US GAAP). The following is a summary of the main differences from accounting principles generally accepted in the Netherlands and the adjustments to shareholders' equity and net profit that would have been required if US GAAP had been applied in the preparation of the consolidated financial statements.

Goodwill and other acquired intangibles

Under US GAAP goodwill is capitalised and deemed to have an indefinite live. As of 1 January 2002, amortisation is no longer permitted but the goodwill will be subject to an annual impairment test. Other acquired intangibles are capitalised and amortised on a straight-line basis over the estimated useful life, not exceeding fifteen years. When deemed necessary accelerated amortisation is realised for impairment. Under present Dutch GAAP it is still allowed to charge the goodwill against shareholders' equity at the time of the acquisition, as is also required for solvency reporting towards Dutch Central Bank and US Federal Reserve Bank. As a consequence there is no amortisation of goodwill or impairment tests under Dutch GAAP.

Debt restructuring

Securities acquired as part of debt restructuring programmes, such as Brady bonds, are recorded at estimated market value at the balance sheet date.

Investment portfolio securities

All bonds and similar debt securities included in the investment portfolio are classified as 'available for sale' and stated at market value. Gains or losses on sales are taken to the income statement; unrealised valuation differences are accounted for in shareholders' equity.

Property

Bank premises are stated at cost and fully depreciated on a straight-line basis over their useful lives.

Pension costs

As of 1 January 2002 ABN AMRO adopted integrally FAS 87, the US accounting standard with respect to pension costs. From that date differences with respect to pension costs no longer exist.

Post-retirement benefits

As of 1 January 2002 ABN AMRO adopted integrally FAS 106, the US accounting standard with respect to post-retirement benefits.

Post-employment benefits

All contractual commitments after employment but before retirement are recognised when the rights are vested and the obligation is probable and quantifiable.

Employee incentive plans

Conditional Employee incentive plans are expensed differently over the reporting period, under Dutch GAAP and US GAAP.

Contingencies

Not all provisions formed do meet US formal standards (this is also applicable for the major part of the restructuring charge in 2000). For 2001 this restructuring charge could be fully taken into account.

Derivatives

Beginning 2001 all derivatives are recognised at their market value. Changes in the market value of fair value hedges are directly reflected in the income statement, and those of qualifying cash flow hedges in shareholders' equity. Only if the strict criteria for hedge accounting for fair value hedging are met the changes in the market value of the hedged items are also directly reflected in the income statement.

Mortgage servicing rights

The reconciling loss from Dutch GAAP to US GAAP relates mainly to a difference in the impairment reserve for servicing rights required under Dutch GAAP as compared to US GAAP. The provision required under US GAAP is higher than under Dutch GAAP due to the different basis for determining the carrying amount of servicing rights under FAS 133.

Internal use software

Beginning 2001, under Dutch GAAP, internal costs incurred in connection with developing or obtaining software for internal use were capitalised, similar to the US GAAP principle already applied. Costs previously capitalised under US GAAP will residually amortise so that within three years no difference remains.

Sale of participations

Because of a difference in book value between Dutch GAAP and US GAAP, including components of other comprehensive income, the profit on the sale of participations is different.

Deferred tax assets and liabilities

Deferred tax liabilities and deferred tax assets are computed on a non-discounted basis, using current tax rates.

Dividends

Dividends are recognised in shareholders' equity until paid or approved by the General Meeting of Shareholders.

Reconciliation

The following table summarises the significant adjustments to ABN AMRO's consolidated shareholders' equity and net profit which would result from the application of US GAAP.

	Shareholders' equity		Net profit	
	2002	2001	**2002**	2001
Shareholders' equity and net profit under Dutch GAAP	**10,781**	11,787	**2,207**	3,230
Goodwill and other acquired intangibles	**6,399**	8,801	**(1,002)**	(1,112)
Debt restructuring	**(49)**	(130)	**(17)**	0
Investment portfolio securities	**2,949**	1,445	**1,187**	129
Property	**(147)**	(152)	**13**	12
Pension costs	**0**	(551)	**0**	(307)
Post-retirement benefits	**0**	(91)	**0**	(19)
Post-employment benefits	**(17)**	(23)	**6**	6
Employee incentive plans	**133**	79	**82**	98
Contingencies	**0**	52	**(54)**	(826)
Derivatives	**686**	278	**802**	(51)
Mortgage servicing rights	**(601)**	(97)	**(572)**	(97)
Internal use software	**91**	213	**(122)**	(127)
Sale of participations	**–**	–	**0**	(57)
Taxes	**(1,558)**	(1,113)	**(420)**	467
Dividends	**346**	358	**–**	0
Shareholders' equity and net profit under US GAAP	**19,013**	20,856	**2,110**	1,346
Shareholders' equity per share under US GAAP	**11.47**	13.04		
Basic earnings per share under US GAAP			**1.32**	0.86
Diluted earnings per share under US GAAP			**1.32**	0.85

Return on equity under US GAAP increased from 6.6% in 2001 to 10.6% in 2002.

ABN AMRO Holding N.V.

Supervisory Board

A.A. Loudon (66) * #,
Chairman – 2006
Former Chairman of the Board of Management of AKZO Nobel N.V.

M.C. van Veen (68) * #,
Vice Chairman – 2005
Former Chairman of the Board of Management of Koninklijke Hoogovens N.V.

W. Overmars (70) # – 2003
Former Chairman of the Executive Board of Campina Melkunie B.V.

W. Dik (64) – 2005
Former Chairman of the Board of Management of Royal KPN N.V., Former State Secretary for Foreign Trade

C.H. van der Hoeven (55) – 2003
Former President and Chief Executive Officer of Royal Ahold N.V.

A. Burgmans (56) * – 2006
Chairman of the Board of Unilever N.V.

D.R.J. Baron de Rothschild (60) – 2003
Senior partner Rothschild & Cie Banque, Deputy Chairman NM Rothschild Group (incl. NM Rothschild & Sons Ltd.)

Mrs L.S. Groenman (62) – 2003
Crown member Sociaal-Economische Raad (SER)

Mrs T.A. Maas-de Brouwer (56) – 2004
Hay Group bv

P.J. Kalff (65) # – 2004
Former Chairman of the Managing Board ABN AMRO Holding N.V./ ABN AMRO Bank N.V.

A.C. Martinez (63) – 2006
Former Chairman, President and Chief Executive Officer of Sears, Roebuck & Co. Inc. Chicago

The numbers against each name are the age (in brackets) and the year of periodical resignation. A curriculum vitae, including other important positions and nationality, is available at the company's offices.

** Member of the Nomination & Compensation Committee*
 # Member of the Audit Committee

Managing Board

R.W.J. Groenink (53), chairman

W.G. Jiskoot (52)
T. de Swaan (57)

J.Ch.L. Kuiper (55)
C.H.A. Collee (50)

H.Y. Scott-Barrett (44)

Company Secretary

H. Duijn

Advisory Council

J. Aalberts
President and CEO of Aalberts Industries N.V.

M.P. Bakker
Chairman and CEO of TPG N.V.

J. Bennink
Chairman of the Executive Board of Royal Numico N.V.

R.F. van den Bergh
Chairman and CEO of VNU nv

G.J. Doornbos
Chairman of LTO Nederland

R. van Gelder BA
Chairman of the Management Board of Royal Boskalis Westminster N.V.

R. ter Haar
Chairman of the Board of Management of Hagemeyer N.V.

P.E. Hamming
Chairman of the Board of Management of Royal Vendex KBB N.V.

S.J. van Kesteren
Chairman of the Board of Management of Draka Holding N.V.

G-J. Kramer Msc
President and CEO of Fugro N.V.

F.L.V. Meysman
Director and Executive Vice President Sara Lee Corporation

J.G.M. van Oijen
Chairman of the Managing Board of Gamma Holding N.V.

A.A. Olijslager
Chairman of the Board of Management of Friesland Coberco Dairy Foods B.V.

A.J. Scheepbouwer
Chairman and CEO of the Board of Management of Royal KPN N.V.

P.J.J.M. Swinkels
CEO of Bavaria N.V.

J.A.J. Vink
Chairman of the Board of Management of CSM N.V.

L.M. van Wijk
President and CEO KLM Royal Dutch Airlines

Situation as at 14 March 2003.

Organisation of ABN AMRO Bank N.V.

Managing Board

Chairman
Rijkman Groenink

Members
Wilco Jiskoot
Tom de Swaan
Joost Kuiper
Dolf Collee
Hugh Scott-Barrett

Consumer & Commercial Clients

Executive Committee
Joost Kuiper (Chairman)
Dolf Collee
Floris Deckers
Jan Peter Schmittmann
Fabio Barbosa
Norman Bobins

United States
Norman Bobins (CEO)
Vice Chairman – Consumer & Mortgage
Scott Heitmann
Vice Chairman – Treasury
Tom Heagy
COO/CIO
Hill Hammock
CFO
Thomas Goldstein
Chief Credit Officer
Herman Siegelaar

Netherlands
Floris Deckers (CEO)
Sales
Leo Peeters Weem
Corporate Clients
Arnoud Rikkers
Insurance
Jan Berent Heukensfeldt Jansen
Business Development
Chris Vogelzang
Credit/Risk Management
Piet Eemsing
CFO/COO
Paul Loven
Change Management
Rob Mommers

Brazil
Fabio Barbosa (CEO)
Chief Commercial Officer
Michiel Kerbert
Risk Management & COO
José Louiz Majolo
CFO
Pedro Paulo Longuini
Support
Flamarion Nunes
Treasury
José Berenguer
Insurance
Julio Bierrenbach
Consumer Finance
Enilson Souza

New Growth Markets
Jan Peter Schmittmann (CEO)
India
Romesh Sobti
Greater China
Jerry Letendre
NGM Europe
Maggiel Scalongne
Business Development
Paul Lembrechts
CFO/COO
Jawaid Mirza
Human Resources
Robert Charlier

Wholesale Clients

Executive Committee
Wilco Jiskoot (Chairman)
Hugh Scott-Barrett (Vice Chairman)
Ron Teerlink (COO)
Samuel Zavatti
Lex Kloosterman
Alexandra Cook-Schaapveld
Pierro Overmars
Rob van Paridon
Nigel Turner

Client BUs
Financial Institutions & Public Sector
Samuel Zavatti
Telecoms, Media, Technology & Healthcare
Alexandra Cook-Schaapveld
Consumer
Steven Gregg
Integrated Energy
Huibert Boumeester
Country Coverage
Lex Kloosterman

Product BUs
Financial Markets
Piero Overmars
Working Capital
Rob van Paridon
Corporate Finance/Equities
Nigel Turner
Private Equity
Gerben Kuyper

Support Functions
TOPS
Ron Teerlink
Finance (CFO)
David Cole
Human Resources
Oscar Strugstad
Change Management
Caroline Rainbird
Strategic Decision Support
Byron Haynes
Legal & Compliance
Laurie Adams
Wholesale Clients Communication
Marie-Christine Poulain

Private Clients & Asset Management

Executive Committee
Dolf Collee (Chairman)
Tom Cross Brown
Jan Peter Schmittmann

Special Advisor
Jan Koopman

Private Clients
Jan Peter Schmittmann

Private Clients Netherlands
Jos ter Avest
Private Clients France
Jean-Louis Milin
Private Clients Europe
Maggiel Scalongne
International Private Clients
Reinout van Lennep
CFO/COO
Jawaid Mirza
Business Development
Paul Lembrechts

Asset Management
Tom Cross Brown

Portfolio Management/
Chief Investment Officer
Andrew Fleming
Business Development
John Hartshorn
Regional Director
Amsterdam
Pieter Croockewit
CFO/COO
Bert Schouws
Trust
Jos Kallen

Corporate Centre

Rijkman Groenink

Corporate Development
Wietze Reehoorn
Corporate Communications
Eric Bouwmeester
Group Audit
Peter Diekman

Tom de Swaan

Group Finance
Eltjo Kok
Group Risk Management
Herman Mulder (Credit Risk)
Jan Sijbrand (Market & Operational Risk)
Group Operations
Maurice Oostendorp
European Union Affairs
Gerard Hartsink
Group Human Resources
Garmt Louw

Group Legal & Compliance
Jaap Kamp
Group Audit*
Peter Diekman
Economics Department
Robert van den Bosch

* Managerial issues

CEO=Chief Executive Officer
CFO=Chief Financial Officer
COO=Chief Operating Officer

Situation as at 14 March 2003

Shareholders' Committee

The Shareholders' Committee is pleased to report on its activities in compliance with the provisions of article 9 of its regulations.

Pursuant to article 33 of the articles of association of ABN AMRO Holding N.V., the General Meeting of Shareholders is entitled to transfer to the committee the powers granted to it by law. The powers exclusively involve the appointment and dismissal of members of the Supervisory and Managing Boards. The General Meeting of Shareholders may rescind the transfer of such powers at any time. On 2 May 2002, the current Shareholders' Committee received a one-year mandate.

The Committee was informed by a letter of 17 April 2002 that Mr S. Lires Rial had resigned from the Managing Board because he had accepted a position elsewhere.

The Committee met twice with the Chairmen of the Supervisory and Managing Boards. At its first meeting, the Committee was informed that the Supervisory and Managing Boards had resolved to set the number of Supervisory Board members at 12, one more than the current number. This resolution is to take effect from 29 April 2003, the day of the General Meeting of Shareholders.

Mr W. Overmars is retiring at age 70, with effect from 29 April 2003. Mr C. van der Hoeven announced in December that he intended to relinquish his duties at the bank and step down from the Board, also on 29 April 2003. Consequently, there will be three vacancies to be filled from that date. The Committee was also informed that the two supervisory directors due to resign by rotation, Mr D.R.J. Baron de Rothschild and Mrs L.S. Groenman, would be available for reappointment.

On the basis of the recently revised membership profile of the Supervisory Board and the information provided by the Chairman of the Supervisory Board on the management's views on the three vacancies, the Committee discussed the composition of, and possible candidates for, the Supervisory Board. The Committee also inquired about the performance of the incumbent members of the Supervisory Board, particularly of those members who are candidates for reappointment. In addition, during this first meeting candidate Mr Scaroni was presented to the Committee on the basis of his curriculum vitae. Subsequently, the two other candidates for the vacancies, Mr Pratini de Moraes and Lord Sharman, were presented to us on the basis of their curricula vitae.

At its second meeting the Committee discussed all the nominated candidates at length and concluded that they perfectly fit the profile of the Supervisory Board. As a consequence, no objection was raised to the proposed decision of the Supervisory Board to appoint or reappoint the five candidates. In arriving at its decision, the Committee devoted particular attention to the international composition of the Supervisory Board as well as to the candidates' managerial experience and civic activities.

The Committee also discussed corporate governance, particularly the consequences of the enactment of the Sarbanes-Oxley Act in the US and the proposed Structure Act in the Netherlands for the bank's governing bodies in general and the committee's role in nominations for the Supervisory Board in particular.

Amsterdam, 10 March 2003

Shareholders' Committee
Mrs W.H. van Bruggen-Gorter
A.C.M. Groeneveld
Mrs P.W. Kruseman
H.I. Möller
F.D. Rosendaal

Stichting Administratiekantoor ABN AMRO Holding

Stichting Administratiekantoor ABN AMRO Holding (the 'Foundation') holds and administers the registered preference shares of ABN AMRO Holding N.V. and issues depositary receipts against the shares entrusted to it. The depositary receipts may be exchanged for the underlying shares to a limited extent. The Executive Committee of the Foundation reports on its activities in compliance with article 14 of the Trust Conditions.

The Executive Committee met twice in 2002 and also attended the General Meeting of Shareholders. Items discussed at the Executive Committee meetings included the company's annual and interim results, the composition of the company's Managing Board and the agenda for the General Meeting of Shareholders. Administrative tasks were also carried out at these meetings. In addition, the Executive Committee was informed of the progress of strategic and organisational developments within the bank.

Furthermore, candidates for the succession of the Executive Committee's Chairman, Mr P. Schwencke, were discussed. Having reached the prescribed age limit, Mr Schwencke stepped down from the Committee in February 2002. At its meeting of 26 August 2002 the Executive Committee decided, with the approval of the company's Managing Board and Supervisory Board as required by the constitution of the Foundation, to appoint Mr E.F. van Veen, a member of the Executive Board of Royal Numico N.V. until May 1998, as his successor. Mr Schwenke had been Chairman of the Executive Committee since 1992 and fulfilled his responsibilities admirably.

The Executive Committee again decided to grant proxy voting rights against preference shares to holders of depositary receipts for the General Meeting of Shareholders on 2 May 2002. At the General Meeting of Shareholders 9.9% of the depositary receipts were represented. Depositary receipt holders received voting rights in proportion to the economic value of the preference shares relative to the ordinary shares. The Foundation's Executive Committee exercised the voting rights attached to the preference shares for which no proxies were issued according to the same proportion.

On 31 December 2002, registered preference shares with a face value of EUR 811,921,129.60 were administered, against which an equal nominal amount of bearer depositary receipts had been issued.

The administration of the shares referred to above is carried out by the foundation's chief accountant, Administratiekantoor van het *Algemeen Administratie- en Trustkantoor* B.V., Amsterdam.

Amsterdam, 14 March 2003

Executive Committee
E.F. van Veen, Chairman
A. Heeneman, Vice-Chairman
R.W.J. Groenink, Secretary

Declaration of independence

The Managing Board of ABN AMRO Holding N.V. and the Executive Committee of Stichting Administratiekantoor ABN AMRO Holding hereby declare that in their joint opinion the requirements concerning the independence of the members of the Executive Committee of Stichting Administratiekantoor ABN AMRO Holding as referred to in Appendix X to the Listing and Issuing Rules of Euronext N.V. in Amsterdam have been satisfied.

Amsterdam, 14 March 2003

ABN AMRO Holding N.V.
Managing Board

Stichting Administratiekantoor
ABN AMRO Holding
Executive Committee

Dutch Central Staff Council

The year 2002 marked the start of a new cycle for the Dutch staff councils. The focus was on two important items:
- the inter-SBU reorganisations as part of the implementation of the Strategic Review;
- the Sourcing Policy which could lead to a substantial reduction of in-house work.

With the introduction of the SBU structure, various responsibilities were devolved from the Central Staff Council (CSC) to the underlying Staff Councils. Outsourcing is to be widely implemented within the bank, with the method of implementation differing from case to case. This was one reason why it was decided not to make any central arrangements, but to entrust the responsibility to the staff council involved. To ensure that the arrangements are fine-tuned, mechanisms involving the participation of the relevant employee representative bodies are to be introduced. Procedures have been agreed to avoid working at cross-purposes with the trade unions and address the compensation and benefits issues of outsourcing.

The CSC received timely notification of the proposed appointment of Mr A.C. Martinez as a new member of the Supervisory Board and the proposed reappointment of Messrs A.A. Loudon and A. Burgmans.

The CSC met seven times, mostly as scheduled, with the responsible member of the Managing Board. One or more members of the Supervisory Board attended and were asked to take part actively. These regular contacts with members of the Supervisory Board are felt to be highly stimulating and are greatly appreciated.

Sourcing policy was prominent on the agenda after the announcement in the summer. In addition, the CSC received requests to give its opinion on, or approval of, a range of other topics, including the Occupational Health Services agreement and the sale of Dishcovery.

At two meetings the Chairman of the Managing Board dealt at length with questions concerning the 2001 annual figures and the 2002 interim figures. The Chairman responded to the forward-looking nature of the questions with an openness that is characteristic of the culture within the bank.

The CSC intends to continue to play its full part in the development of ABN AMRO, but understands that further legislative changes may prompt a review of its role. We would like to express our appreciation, on behalf of all ABN AMRO's staff councils, of the atmosphere of mutual trust pervading consultation with management.

Amsterdam, 19 December 2002

Central Staff Council

Profile for Supervisory Board membership

This membership profile has been drawn up by the Supervisory Board and Managing Board in joint consultation.

It is of crucial importance that the General Meeting of Shareholders – or the Shareholders' Committee, in the event that the authority of the meeting of shareholders to appoint members to the Supervisory Board has been delegated – the Central Staff Council and the Managing Board apply the same criteria to recommending candidates for appointment to the Supervisory Board. The Shareholders' Committee and the Central Staff Council will receive the membership profile for information purposes. The Supervisory Board will compare all recommendations with the profile.

The statutory requirements form the basis for defining the duties of the Supervisory Board. Section 140 (2) of Book 2 of the Netherlands Civil Code defines these duties as: 'Supervising the conduct of business of the management as well as the general course of affairs in the Company and its affiliated enterprise. The supervisory board shall assist management by providing advice. The members of the supervisory board shall be guided in the performance of their duties by the interests of the Company and those of its affiliated enterprise.'

The Board and its individual members may not, therefore, represent any particular interests, for example as a consequence of their appointment on the recommendation of a specific group. This is fundamentally different from contributing specific individual expertise. The Supervisory Board thus consists of independent members who must exclusively be guided in the performance of their duties by the interests of the company as a whole and be critical towards each other and the Managing Board. They may focus on particular interests, but such interests must always be secondary to those of the company. Every Supervisory Board member performs his or her duties as an independent individual, not as a representative of groups or organisations in which he or she is involved.

Furthermore, Section 162 of Book 2 of the Netherlands Civil Code stipulates that the Supervisory Board shall appoint and dismiss the members of the Managing Board of the company.

Pursuant to Section 158 (6) of Book 2 of the Netherlands Civil Code, the following aspects must be taken into consideration when assessing candidates recommended for appointment or reappointment:

a. Candidates must be 'suitable' to fulfil the duties of Supervisory Board members;
b. The composition of the Supervisory Board must be 'appropriate' to the task.

To meet these requirements, the Supervisory Board as a whole must be able competently to perform the following tasks:

a. Appointment of Managing Board members and assessment of the Managing Board's functioning;
b. Assessment of the Company's corporate strategy and general policy;
c. Assessment of the development of the Company's financial position;
d. Assessment of the Company's risk management and other systems;
e. Assessment of the Company's organisational structure;
f. Assessment of the Company's social policy.

The above tasks are not listed in order of importance, but carry equal weight.

The composition of the Supervisory Board can be regarded as appropriate if the Supervisory Board as a whole satisfies the following criteria and, in respect of item 3, if each individual member does so:

1. specific expertise with respect to one or more aspects of corporate policy;
2. broad experience in society;
3. awareness of developments in society.

In order to translate these criteria into more concrete terms, a number of aspects that should receive particular consideration are listed below. These relate to the great diversity of issues the bank encounters in the operation of its business in the Netherlands, and to its international network of branches, offices and affiliated banks, spanning many countries outside the Netherlands:

- understanding of, or experience in, managing a large organisation operating both domestically and internationally;
- understanding of, or experience with, international issues, if possible from postings in foreign countries;
- understanding of the interests of specific business or personal customer groups in the Netherlands or abroad with which the bank maintains a relationship;
- understanding of, or experience with, interpersonal relations within companies and relationships between industry and society;
- understanding of national and international banking.

In principle, not more than one former member of the Managing Board will serve on the Supervisory Board and this individual will not serve as Chairman.

It is not desirable to appoint a permanently delegated Supervisory Board member.

In accordance with the Articles of Association, members are appointed to the Supervisory Board for a term of four years, after which direct reappointment is possible. Members may serve a maximum of 12 years from the date of their first appointment as a member of the Supervisory Board.

In principle, a Supervisory Board member will resign following the first General Meeting of Shareholders after he or she reaches age 70.

The primary position and/or number and nature of any memberships on other supervisory boards must not hinder members' ability to function adequately. A member of the Supervisory Board shall report any changes in his or her duties and memberships of other supervisory boards.

During service on the board, there should be no changes to a member's position which would hinder the ability to independently execute his or her supervisory duties, whether through hierarchical subordination within a group, through cross-relationships or other relations with individuals under his or her supervision or due to important circumstances as specified in the regulations.

Taking these considerations and the bank's international focus into account, the appointment of a number of non-Dutch nationals to the Board is desirable.

When appointed, members of the Supervisory Board will subscribe to the Corporate Values and Business Principles of the bank.

Finally, it is important that every Supervisory Board member, and hence all who are recommended for appointment or reappointment, be compatible with the existing membership. As with any corporate committee, a healthy team spirit is highly conducive to the effective functioning of the Supervisory Board. Every member of the Supervisory Board must be expected to be committed to the company in one way or another or, in the case of new appointments to the Supervisory Board, be willing to pledge to such commitment. Clearly, every Supervisory Board member must in principle be able to attend all Supervisory Board meetings.

All the above considerations apply equally to both appointments and reappointments to the Supervisory Board.

The aim should be that the Supervisory Board includes both members who hold one or more active positions in industry or elsewhere and members who are no longer actively working. The former will contribute to the work of the Supervisory Board based on their involvement in current issues, while the other, probably older, members will draw on their experience and interest in current events. The latter will generally be able to perform their duties with a high degree of objectivity and will have more time available than members who are still actively employed.

Curriculum vitae of Mr Marcus Vincius Pratini de Moraes

Education

1960-1963
School of Economics, University of Rio Grande do Sul

1965
Graduate Course in Public Administration, Berlin

1966
Graduate Course in Project Administration, Pittsburgh

Employment

1977-1999
Chairman and Member of the Advisory Board of ABN AMRO Brazil

1974-1980
Chairman of the Board and Chief Executive Officer of Peixoto de Castro Group

1978-1993
Chairman of the Board, President and Chief Executive Officer of PPH – Cia. Indústrial de Polipropileno

1979-1993
Member of the Board of Companhia Petroquímica do Sul

1981-1983
Member of the Board of Hercules, Inc, Wilmington, DE, United States

1981-1984
Chairman of the Board of Valmet do Brasil S.A., Indústria e Comércio de Tratores

1982-1996
Member of the Advisory Board of Philip Morris Brazil

1987-1997
Member of the Advisory Board of the International Finance Corporation, Washington DC, United States

1988-1997
Member of the Board of LPC Indústrias Alimentícias S.A.

1989-1997
Member of the Advisory Board of Caterpillar Brasil

1989-1999
Vice Chairman of the Advisory Board of Cia. De Hotéis Palace (Orient Express Hotels)

1998-1999
Member of the Advisory Board of Solvay do Brasil

Other

1967-1970
Chief Economic Adviser to the President of Brazil

1968-1969
Deputy Minister of Planning

1970-1974
Minister of Industry and Commerce

1968-1970 & 1978-1982
Member of the Board of the National Bank for Economic Development, Brazil

1976-1981
Chairman & Member of the Executive Committee of the Brazilian section of the Brazil-US Business Council

1976-1980
Vice Chairman of the Brazilian Section of International Chamber of Commerce

1976-1985
President of the Foreign Trade Foundation, Brazil

1983-1987 & 1993
Member of the Brazilian Parliament

1983-1987
Member of the House Committees for Economics and Mines & Energy

1988-1999
President of the Brazilian Foreign Trade Association

1990-1999
Member of the Foreign Trade Board of the Federation of Industries of the State of São Paulo

1990 -
Member of the Board of the SEI Center for Advanced Studies in Management – The Wharton School of the University of Pennsylvania, United States

1992
Minister of Mines & Energy

1995-1996
High Level Consultant to the United Nations on trade

1999-2003
Minister of Agriculture, Livestock and Food Supply

Curriculum vitae of Mr Paolo Scaroni

Education

1969
Bachelor in Economics,
Università L. Bocconi, Milan, Italy
1972
Master in Business Administration,
Columbia University, New York

Employment

1969-1971
Sales Manager and Tyres, Batteries and Accessories Supervisor, Chevron Inc
1973-1978
Financial Director Saint Gobain Italy, General Manager Balzaretti e Modigliani S.p.A, President Borma S.p.A, President Air Industrie S.p.A.
1978-1981
General Delegate Saint Gobain Venezuela, Colombia, Ecuador and Peru
1981-1984
General Delegate Saint Gobain Italy,
Chief Executive Officer of all Saint Gobain's Italian operations
1984
Director of Saint Gobain Flat Glass Division, France, and worldwide responsibility for all the company's Flat Glass Division operations
1985-1996
Executive Vice President of Techint, and Executive Vice President of Falck S.p.A. and Managing Director of SIV
1996-2002
President Automotive Products Worldwide, Director, Group Chief Executive,
Pilkington plc
2002 -
Chief Executive Officer Enel S.p.A., Italy

Other

- Non-executive director of BAE Systems plc
- Non-executive director of Alliance UniChem plc
- Member of the Board of Overseers, Columbia Business School, New York

Curriculum vitae of Lord Sharman of Redlynch (Colin Sharman)

Education

1961
Bishop Wordsworth's School, Salisbury
1965
Institute of Chartered Accountants in England and Wales

Employment

1966
Joined KPMG partnership
1970s
With KPMG in Europe, responsible for Benelux and Scandinavian countries
1987-1990
Responsible for KPMG's UK marketing
1990
Responsible for KPMG's operations in London and South-East England
1991-1994
Chairman, KPMG Management Consulting worldwide, Member of KPMG International Executive Committee and KPMG European Board
1994-1997
Senior Partner, KPMG
1997-1999
Chairman, KPMG International

Other

- Chairman, Aegis Group plc
- Chairman, Le Gavroche Ltd
- Non-executive director of BG International plc
- Non-executive director of Reed Elsevier plc
- Chairman, Advisory Board, GoodCorporation
- Advisor and consultant to KPMG, Prologis Management and Bain Capital
- Member of the Advisory Board of The George Washington University Institute for Management, Washington DC
- Honourary Member of the Securities Institute
- Honourary Doctorate, Cranfield University, 1998

Glossary

ADR
American Depositary Receipt: depositary receipts for shares of non-US-based companies that are traded in the US.

Allowance for loan losses
Balance sheet provision held against the total of non-performing loans. The allowance is increased by the annual provisions and decreased by write-downs (net of recoveries) on non-performing loans.

Asset Management
Professional management, including investment funds, of assets of private individuals and institutions aimed at the realisation of an optimal investment result.

BIS
Bank for International Settlements set up in 1930 with its head office in Basel. Its principal tasks are to promote cooperation between central banks and to assist in international payments. The BIS also issues recommendations to banks and regulatory authorities in the fields of risk management, capital adequacy and the provision of information on financial derivatives.

Bookrunner
Head of a securities syndicate responsible for arranging the subscription, allotment and after-market for all syndicate members.

Capital adequacy
Measure of a company's financial strength, often expressed in equity as a percentage of balance sheet total or – for banks – in the BIS ratio.

Commercial paper
Debt instrument issued by large companies with a term of 1 to 12 months.

Corporate finance
Activities in the fields of mergers, acquisitions, privatisations, advisory services and origination.

Credit rating
Assessment of a credit rating agency expressed in a combination of letters and/or figures indicating the creditworthiness of a country, company or institution.

Currency risk
Price risk relating to exchange rate fluctuations.

Derivatives
Financial instruments whose value is derived from the price of one or several underlying assets (e.g. currencies, securities, indexes, etc.).

Economic profit
Net profit after tax less risk-adjusted cost of capital.

Forward exchange contract
Contract where the buyer purchases currency at a predetermined exchange rate on a fixed date.

GAAP
Generally accepted accounting principles.

Goodwill
Power of an established business to earn extra profits; it is an intangible asset the value of which is related to the advantage of an established business with respect to market position and/or know-how and organisation.

Interest rate risk
Degree to which fluctuations in long and short-term interest rates have a negative influence on the bank's result.

Joint venture
Cooperative venture between two or more separate legal entities.

Managing for Value
Instrument ABN AMRO uses for maximising value. Two relevant connected terms are economic profit and economic value.

Market risk
Risk relating to fluctuations in stock exchange prices and/or interest rates.

Net asset value per share
Value of all the assets of a company less loan capital and divided by the number of shares outstanding.

Non-performing loans
Loans classified as doubtful or a loss.

Options (shares and currencies)
Contractual right to buy (call option) or sell (put option) a specified amount of underlying shares or currency at a fixed price during a specified period or on a specified date.

Preference share
Share that receives a fixed rate of dividend prior to ordinary shares.

Private banking
Dedicated to the development and execution of the policy in relation to high net worth clients and small and medium-sized institutional investors.

Provision for loan loss
Charge to income to cover possible losses on non-performing loans.

Risk-weighted assets
Total assets calculated on the basis of the risks relating to the various balance sheet items.

Scenario analysis
Method used to measure and manage the interest rate risk, for instance. Using various assumptions about future interest rate movements, net interest revenue is estimated.

Securitisation
Restructuring credits in the form of marketable securities.

Tier 1 ratio
Core capital of the bank expressed as a percentage of total risk-weighted assets. The minimum standard set by the BIS and required by the Dutch central bank is 4%.

Total return to shareholders (TRS)
Share price appreciation plus dividend yield.

Treasury
Department responsible for all money market and currency operations.

Trust business
Assets are entrusted to a trustee who is responsible for the management of these assets.

Venture capital
Investment in the risk capital of businesses for the account and at the risk of the bank.

Volatility
Statistical measure for the degree to which market rates fluctuate over time.

Safe Harbour Statement under the US Private Securities Litigation Reform Act of 1995
Certain of the statements contained herein that are not historical facts, including, without limitation, statements as to future net profit and operating expenses, are statements of future expectations and other forward-looking statements (as such term is defined in Section 21E of the US Securities Exchange Act of 1934, as amended) that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, (ii) performance of financial markets, (iii) interest rate levels, (iv) currency exchange rates, including the EUR-USD exchange rate, (v) changes in laws and regulations, including monetary convergence and the European Monetary Union, (vi) changes in the policies of central banks and/or foreign governments, (vii) cost overruns and (viii) competitive factors, in each case on a global, regional and/or national basis. ABN AMRO does not undertake to update any statements of future expectations or other forward-looking statements contained herein.

How to find us

ABN AMRO General Meeting of Shareholders, 29 April 2003:
RAI Congrescentrum
Europaplein 8
Amsterdam

Public transport

Tram, metro or bus:
Details are available from public transport information on 0900-9292 (Amsterdam RAI station).

Tram line 4 runs between the centre of Amsterdam, Amsterdam CS and the RAI (Europaplein stop) every 10 minutes. From the Amsterdam Amstel railway station, the best ways to reach the RAI are by metro line 51 or bus line 15. Metro line 51 also has a connection with Amsterdam Central Station. From Amsterdam Sloterdijk, the best way to reach the RAI is by tram line 50.

Train:
The Amsterdam RAI railway station is 300 meters from the RAI exhibition centre and has regular connections with the Amsterdam Duivendrecht, Amsterdam Amstel and Schiphol stations, which are connected to the international intercity network. The station is about five minutes walk from the centre.

By car

As soon as you approach Amsterdam on the A1 (Amersfoort/Amsterdam), A2 (Utrecht/Amsterdam) or A4 (The Hague/Amsterdam) motorways, follow the signs to the RAI on the ring road around the capital (A10). The signs will direct you to the RAI car parks. The RAI lies on the ring road (Exit S 109).

Parking
Shareholders wishing to attend the meeting can use the 'P-Congres' car park on presentation of their proof of deposit. You will see signs to the 'P-Congres' car park on the way to the RAI.

Information
For information explaining how to deposit your shares, please refer to the notice calling the shareholders' meeting as published in the daily newspapers on Wednesday 2 April 2003.
You can also contact your local branch. For information on the shareholders' meeting on Tuesday, 29 April 2003, please contact ABN AMRO Service desk: 076-5799455.

Notes to item 5

The report of the Shareholders' Committee is included in the annual report. Given the proposed amendments to the Articles of Association, a new Shareholders' Committee need not be established.

Notes to item 6

The authorisation was last given to the Managing Board at the General Meeting of Shareholders held on 2 May 2002. You are again asked to renew the authorisation. One of the purposes is to enable the company to purchase shares in its own capital so that it can hedge its (conditional) obligation to make available shares to the Managing Board, Senior Executive Vice Presidents and, where applicable, other top management under the Share Performance Plan. In line with the bank's policy, this serves to prevent the dilution of earnings per share due to the (conditional) award of stock options to the Managing Board, top management and other staff. The shares may be acquired by any agreement, including stock market and private transactions. The price shall be between the face value of the shares and 110% of the market value. Market value is understood to mean the average of the highest share prices on each of the last five days of trading preceding the date of acquisition, as published in the Daily Official List of Euronext Amsterdam N.V. or one of its subsidiaries. The authorisation will be valid for 18 months from 30 April 2003.

Notes to item 7

The authorisation was last given at the General Meeting of Shareholders held on 2 May 2002. You are now asked to authorise the Managing Board for a period of 18 months to issue shares. Partly in order to accommodate the justified wish of shareholders, the period for which the authorisation is requested has been reduced from 24 months to 18 months. The authorisation given by the General Meeting of Shareholders also applies to the assumption of an irrevocable commitment to issue shares. In this way the financing of an acquisition (partly or wholly through the issue of new shares) is provided for throughout the acquisition process (including obtaining the required approvals). In addition to financing acquisitions, the proposed 30% may be used up to a maximum of 10% to grant rights under stock option schemes to the Managing Board, top management and other staff, and to reinforce shareholders' equity. Given the notes to item 6 above, the issue of shares due to the exercise of rights under the aforementioned stock option schemes and the Share Performance Plan will be restricted to an annual maximum of 1% of the issued share capital.

The conditions under which authorisation is requested are as follows:
- new issues are restricted to 30% of the total of ordinary shares and convertible preference shares in issue as at 29 April 2003;
- the exclusion of pre-emptive rights is restricted to 30% of the total of ordinary shares and convertible preference shares in issue as at 29 April 2003.
Restriction of pre-emptive rights can be desirable to promote placing shares to be issued,

notably when the proceeds will be used to finance an acquisition. The pre-emptive right accrues only to holders of ordinary shares issued against payment in cash. In the case of payment other than in cash, holders of ordinary shares do not have statutory pre-emptive rights.

The Managing Board and the Supervisory Board will only use their authority to issue shares and grant pre-emptive rights in such manner as will serve the interests of the company and its related companies, shareholders and holders of depositary receipts.

Notes on issuing voting proxies against preference shares

Under normal circumstances* holders of depositary receipts for preference shares will have the opportunity to acquire voting rights by proxy. The Stichting Administratiekantoor ABN AMRO Holding (the 'Foundation') will offer this facility.

One preference share carries the right to cast four votes, while each ordinary shares carries one vote (article 32(1) of the Articles of Association of ABN AMRO Holding N.V.). However, one ordinary share requires a significantly larger investment than one preference share. This is related to the stock market price. To compensate for this difference, proxy voting rights will be issued in proportion to the economic value of a preference share against that of an ordinary share. The number of votes obtainable in this way is calculated using the following formula: total stock market value of depositary receipts held divided by the ordinary share price. The Foundation will exercise the voting rights in respect of preference shares for which no proxies have been issued, again according to their economic value.

The Executive Committee of the Foundation will decide separately for each meeting of shareholders whether to make voting proxies available. If the Foundation believes that extraordinary circumstances** prevail, it may choose not to issue voting proxies or to withdraw proxies issued earlier.

* Normal circumstances shall be understood to mean a situation where the independence and/or continuity of ABN AMRO Holding N.V. is not threatened.

** Extraordinary circumstances shall be understood to mean a situation where the independence and/or continuity of ABN AMRO Holding N.V. or its related companies is threatened. Examples include a public offer for the bank's shares or an imminent offer, or the existence of a substantial interest in the bank's capital without the approval of the Managing Board and the Supervisory Board.

Notes to item 3

The proposed amendments reflect the wish to change the corporate governance structure of ABN AMRO, and specifically to increase shareholders' influence. ABN AMRO Holding N.V. will make use of the legal exemption allowing it to operate outside the Large Company Regime. The essence of the proposal is that the authority to appoint and dismiss the members of the Managing Board and the Supervisory Board will switch to shareholders, with appointments being made on a binding nomination from the Supervisory Board (articles 18 and 25). Furthermore, shareholders will be given the authority to adopt the financial statements, while shareholders representing at least 1% of the capital may place items on the agenda of the shareholders' meeting (article 28). References to capital in articles 18, 20, 25, 26 and 28 shall be understood to mean capital in an economic sense, i.e. the total stock market value of listed ordinary shares and listed depositary receipts for (preference) shares, increased by the total capital paid on all outstanding non-listed shares and non-listed depositary receipts for (preference) shares.

The outstanding priority share will be converted into an ordinary share and the Stichting Prioriteit ABN AMRO Holding (Foundation Priority ABN AMRO Holding) will be dissolved.

For further details regarding the amendments, please refer to the draft articles of association which show the proposed amendments compared to the existing Articles of Association.

The Central Staff Council has issued a positive recommendation in respect of the amendments to the Articles of Association.

Notes to item 4

The remuneration of the Supervisory Board members was last set by the General Meeting of Shareholders on 6 May 1998. At the time the remuneration was fixed as follows: Chairman NLG 120,000 (currently EUR 54,000), Vice Chairman NLG 100,000 (currently EUR 45,000) and other members NLG 70,000 (currently EUR 31,500). The extra allowance that Audit Committee members receive currently amounts to EUR 9,000. Nomination & Compensation Committee members do not receive an extra allowance. Given the increased intensity of, and time spent on, the work for the Supervisory Board and its Committees, the Supervisory Board believes the following proposal to be justified:

	(Proposal in EUR)
Chairman	55,000
Vice Chairman	45,000
Member	40,000
Extra allowance for:	
Audit Committee member	7,500
Nomination & Compensation Committee member	7,500
Extra attendance allowance per meeting for non-resident Supervisory Board members	5,000

Agenda

for the General Meeting of Shareholders of ABN AMRO Holding N.V. to be held at RAI Congrescentrum, Europaplein 8, Amsterdam at 2.00 p.m. on Tuesday, 29 April 2003.

1 Report of the Managing Board for the year 2002.

2a Approval of the 2002 financial statements adopted by the Supervisory Board.

2b Discharge of the members of the Managing Board and Supervisory Board in respect of their management and supervision respectively during the past financial year, as described by the 2002 annual report and information provided during the Meeting.

3 Proposal to amend the Articles of Association.

4 Proposal of the Supervisory Board to adjust the remuneration of its members, effective from 1 January 2003.

5 Report of the Shareholders' Committee.

6 Authorise the Managing Board, subject to the approval of the Supervisory Board, to have the company acquire for a consideration shares in its own capital up to the maximum number that may, by virtue of the provisions of section 2:98(2) of the Netherlands Civil Code, be acquired by the company.

7 Authorise the Managing Board to take the following actions during the 18 months starting 30 April 2003, subject to the approval of the Supervisory Board:

a. to issue ordinary shares, convertible preference shares and preference shares, or to grant rights to take up such classes of shares, provided that:
- an aggregate maximum amount equal to 30% of the total of ordinary shares and convertible preference shares in issue as at 29 April 2003 is not exceeded;
- the price is not below par, except for the provisions of section 2:80 (2) of the Netherlands Civil Code;
- and such other terms apply as the Managing Board, with the approval of the Supervisory Board, shall determine on the occasion of each issue.

b. to restrict or exclude the pre-emptive rights granted to shareholders by law or the Articles of Association in the case of issue of ordinary shares and convertible preference shares, and to grant rights to take up such shares, by virtue of the authorisation defined under item 7a. above, up to an aggregate maximum amount equal to 30% of the total of ordinary shares and convertible preference shares in issue as at 29 April 2003.

8 Any other business.

Amsterdam, 14 March 2003

Managing Board

ABN AMRO Holding N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Mailing address:
P.O. Box 600
1000 AP Amsterdam
The Netherlands

Telephone:
+ 31 20 628 93 93
+ 31 20 629 91 11

Internet:
www.abnamro.com (international site)
www.abnamro.nl (Dutch site)

ABN AMRO Holding N.V., having its registered office in Amsterdam, the Netherlands, and entered in the Trade Register of the Amsterdam Chamber of Commerce under no. 33220369.

The bank consists of the listed company ABN AMRO Holding N.V., which conducts its business almost entirely through its wholly-owned subsidiary ABN AMRO Bank N.V. or this company's many subsidiaries.

Acknowledgements

Design: Eden, Design & Communication, Amsterdam
Photography: Pieter de Swart, Rotterdam
Photography page 4: Duo, Amsterdam
Printed by: De Bussy Ellerman Harms BV, Amsterdam
Production: Corporate Communications ABN AMRO Bank

25.0.3.03
20-7501-503